9/13

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

05013185

REGISTRANT'S NAME Skanska AB (publ)

***CURRENT ADDRESS** SE-169 83 Solna
Rasundavagen 2
Sweden

****FORMER NAME** ______

****NEW ADDRESS** ______

FILE NO. 82- 34932 **FISCAL YEAR 2004** -12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

OICF / BY: S. Min
DATE: 12/9/05



ANNUAL REPORT 2004 | SKANSKA

Skanska 2004



The headquarters of the United Kingdom Ministry of Defence in Whitehall, central London, was refurbished in order to improve working environment and security. The three-year project, completed in 2004, was one of the U.K.'s largest Private Finance Initiative (PFI) construction projects to date. Skanska's contract amounted to SEK 4.7 billion (GBP 352 M).

This document is in all respects a translation of the Swedish original Annual Report. In the event of any differences between this translation and the Swedish original, the latter shall prevail.



The year in brief

Nordic residential development under one roof

With about 4,500 residential units under construction in the Nordic countries, Skanska is one of the largest housing developers in the region. Through its new business unit Project Development Residential Nordic (PDR Nordic), Skanska is further focusing its operations to take advantage of the synergies that exist between the Swedish, Finnish and Norwegian residential markets.

Safety and profitability

Accident-free work sites are the goal of Skanska's employee health and safety programs. All Skanska business units in local markets where comparable industry statistics are available (thus not including Poland and Russia) are now better than the national construction industry average in terms of accidents that cause employee absences. The number of accidents in the Group also fell by 15 percent compared to 2003. Experience shows that a safe working environment also contributes to greater profitability.

Large customers choose Skanska

Hydro's Ormen Lange offshore gas processing project, Pfizer's new Swedish offices, Stora Enso's record-sized paper machine, Amtrak's railroad tunnels in New York City, and assignments from British Telecom and Anglian Water are among the new orders for which large international customers chose Skanska. During 2004, Skanska was also selected for new public-private partnerships, including two schools in the United Kingdom and a highway in Poland.

Property divestments earn capital gains of more than SEK 1 billion

Skanska's commercial project development operations remained successful, despite a generally weak leasing market. During 2004, the Group sold commercial projects in Stockholm, Malmö, Gothenburg, Copenhagen, Prague and Budapest worth SEK 4.6 billion in all, including capital gains totaling SEK 1.5 billion.

	SEK M	EUR M
Net sales	121,263	13,282
Operating income	3,853	422
Income after financial items	3,819	418
Earnings per share, SEK/EUR	6.33	0.69
Return on equity, %	17.5	17.5
Return on capital employed, %	17.9	17.9
Order bookings[1]	116,008	12,706
Order backlog[1]	113,498	12,611

1 Refers to Construction operations.

- Net sales in 2004 amounted to SEK 121.3 billion.
- During the year, the Group sold SEK 4.6 billion worth of properties in Commercial Project Development, with capital gains totaling SEK 1.5 billion.
- Income from discontinued businesses amounted to SEK 0.8 billion, which included operating income from divested businesses as well as the effects of the divestments on income.
- The Group's operating income amounted to SEK 3.9 billion. For the full year, the Group reported a net profit of SEK 2.6 billion. Earnings per share was SEK 6.33. The Board of Directors proposes a regular dividend of SEK 4.00 for 2004.

Skanska's four business streams

Construction
refers to building construction (both non-residential and residential) and civil construction. It is Skanska's largest business stream. Construction business units also perform contracting assignments for the three other business streams.

Residential Project Development
develops residential projects for immediate sale. Housing units are tailored for selected customer categories. The construction assignments are normally carried out by Skanska's construction units in each respective market. Skanska is one of the largest residential developers in the Nordic countries and also has a sizeable presence in the Czech Republic and St. Petersburg, Russia.

Commercial Project Development
initiates, develops, leases and divests commercial property projects. Its operations focus on office buildings, shopping centers and logistics properties in the Swedish cities of Stockholm and Gothenburg, the Öresund region (Malmö, Sweden/ Copenhagen,Denmark), Warsaw (Poland), Prague (Czech Republic) and Budapest (Hungary). It works through two business units: Skanska Project Development Sweden and Skanska Project Development Europe.

BOT (Build Own/Operate Transfer)
develops and invests in privately financed infrastructure projects such as roads, hospitals and power generation plants. Its operations focus on creating new potential for projects in markets where Skanska has construction business units.

Net sales, 2004
SEK 121,263 M


5%
5%
2%
88%

Operating income, 2004
SEK 3,853 M


12%
1%
31%
42%
14%

Capital employed, 2004
SEK 21,105 M


28%
18%
11%
7%
36%

Operating cash flow, 2004
SEK 9,218 M


17%
44%
36%
3%

Construction   Residential Project Development   Commercial Project Development   BOT   Central, eliminations and discontinuing operations

Skanska in brief

- Skanska is one of the world's leading companies in construction-related services and project development.
- Skanska's 2004 sales were SEK 121 billion.
- Operations take place in selected "home markets."
- Skanska has 54,000 employees.





Skanska's construction operations focus on selected home markets. In the Nordic countries as well as in the Czech Republic and in St. Petersburg, the Group also performs residential project development. Commercial project development is performed by specialized units in Sweden, Denmark, Poland, the Czech Republic and Hungary. BOT operations focus on Skanska's home markets, with an emphasis on Great Britain and Latin America.


Norway
Finland
United Kingdom
Estonia
Sweden
Denmark
Poland
Czech Republic
Slovakia
Hungary
United States
Latin America

Net sales by geographic area, 2004[1]


Other markets, 3%
Sweden, 23%
USA, 34%
Other Nordic countries, 18%
Other European countries, 22%

1 Continuing operations

Comments by the President and CEO





We now have the ingredients in place to begin to outperform in the markets in which we compete. With our brand name, dedicated Skanska people as well as our financial strength, I am optimistic about the future of Skanska.

2004 IN REVIEW

The year 2004 was the second year of implementation of the strategy established in late 2002. The divestment of non-core businesses is almost complete. A few small subsidiaries in Sweden remain to be disposed of in 2005. The business streams – Construction, Residential Project Development, Commercial Project Development and BOT – all have clear, focused strategies. Construction activity is now limited to the business units' home markets, as are the three development businesses.

During 2004 we further strengthened our balance sheet and now have a good position from which to develop the company in the future. At year-end, net cash stood at SEK 7.5 billion. The Skanska Value Added concept introduced a few years ago has greatly improved the capital efficiency of all our businesses. We have surpassed the targets for reducing capital employed in every business stream.

Despite divesting of operations in Hong Kong, India, and South Africa and exiting international project exports, Skanska is still the second largest construction company in the world and among the largest developers in Europe.

We have over 12,000 project sites and 54,000 employees, of whom 95 percent are engaged in Construction. Writedowns in two large construction projects, representing only one percent of net sales in 2004, had a major negative impact on results in construction. One was a left-over from a non-core business divested in 2004, but the other was a building project in the US. This is unacceptable performance and we are working hard to mitigate such events going forward.

RISK MANAGEMENT

A major reason for our home market strategy is to reduce risk by operating only in familiar territory with a critical mass of experienced, local managers. But strict adherence to procedures is essential. To that end, we have developed a rigorous risk assessment process aimed at screening out undesirable projects and pricing quantifiable risk in order to get an appropriate return. Without doubt, the best opportunity we have to achieve our margin target is to eliminate loss-making projects. That is the first priority of each and every one of our construction business units.

STRONG RESULTS IN PROJECT DEVELOPMENT

The results in Residential Project Development were quite good in 2004. We sold close to 4,700 residential units and earned a record 21.5 percent return on capital employed. At year-end, there were 6,800 units in production of which 74 percent were pre-sold.

In Commercial Project Development, we again demonstrated the quality of our properties and the skill of our people by selling fully developed projects at, on average, five percent above estimated market value. Limited market opportunities led to investments in new projects of only SEK 1.3 billion. However, our strong cash position enables us to move quickly as the market improves.

The BOT business stream continued to build value by winning new contracts, particularly in the United Kingdom. Skanska is the leading PFI hospital builder in the U.K., and we expect further growth in this segment in 2005. In late 2004, the first phase of the Autopista Central highway in Santiago, Chile - a SEK 2 billion project - opened. We currently have twelve BOT projects in various stages of development. This is a good long-term value-creating business for Skanska, given our construction and development expertise and our financial strength. It also provides above-average margins for the construction units involved, as we are active from the very beginning of the projects and thus are able to plan and design both for construction and for low cost of ownership.

LOOKING TO 2005

The outlook for construction in our home markets is mixed, with the Nordics and Central Europe the strongest. The U.K. is slow, except for the PFI sector where Skanska is a leader. The U.S. market remains uncertain due to the lack of long-term federal funding legislation for infrastructure. The private sector building market is buoyant in healthcare and higher education projects. There is also some projected increase in aviation, but corporate spending for facilities continues to lag. In Latin America, Skanska is well positioned to continue to serve the robust energy sector in oil and gas services, power plants and pipelines. However, the real opportunity for earnings growth in construction in 2005 is in consistent performance, more so than in growth.

The residential market is still healthy but we are watching closely for signs of reduced consumer confidence that would affect our middle market strategy. The commercial office sector has bottomed out in most markets, but a rebound is not yet in sight. The retail and logistics sectors should continue to provide development opportunities.

OUTPERFORM

We now have the ingredients in place to begin to outperform in the markets in which we compete. There are challenges to be sure, particularly in the U.S., but with our brand name, dedicated Skanska people as well as our financial strength, I am optimistic about the future of Skanska.

We have established new financial targets for each business stream that, if accomplished, will separate us from the competition. These targets are articulated later in the report. Equally important we have qualitative targets in support of our core values. These relate to the Skanska Code of Conduct in the areas of health and safety, environmental responsibility and business ethics. Our ambitious goals are zero lost time accidents, zero environmental incidents and zero ethical breaches. To support our drive for outperform margins in construction, we also have a target of zero large project losses. I believe these outperform financial targets and values will define Skanska as a leader in the industry and the first choice of customers.

FOCUS ON OUR PEOPLE

We will continue to focus on the development of leaders and skilled managers, because in the end it is our people who will deliver on the targets and separate Skanska from the competition.

Stockholm, March 2005

STUART E. GRAHAM
President and CEO



Strategy for profitability

Skanska's strategy for achieving its operative and financial targets is to:

- focus on the core business carried out by four business streams – Construction, Residential Project Development, Commercial Project Development and BOT,
- be an international company with local businesses that have leading positions in selected home markets,
- take advantage of the collective resources and strengths of the Group – brand, employees and financial strength,
- foresee and manage risks in its construction business with the help of well-functioning risk management systems,
- be an industry leader in technology as well as safety, ethics and the environment.

Mission

Skanska's mission is to develop, build and maintain the physical environment for living, traveling and working.

Vision

Skanska shall be a world leader – the customer's first choice – in construction-related services and project development.

Goals

Skanska's overall goal is to generate customer and shareholder value. Projects are the core of Group operations and value is generated in well-implemented and profitable projects.

Skanska will strive to be number 1 or 2, in terms of size and profitability, in the home markets of its construction business units.

Skanska shall be the leading project developer in local markets and in selected product areas such as residential, office, retail and selected types of BOT projects.

Construction – a complex business

Construction differs from other industrial operations in a number of ways. Unlike industrial production at fixed plants, in construction most projects are unique. In principle, each project is implemented in a new location, in a new environment and with a unique design. Many projects are carried out for new customers. Market conditions also vary between both countries and regions.

As a rule, construction projects are large. It is not unusual for them to be the customer's biggest single investment. Another distinguishing feature of construction operations is the large number of local players involved in each project – public agencies, architects and pre-construction designers, financiers, various consultants, suppliers and subcontractors.

This is why Skanska consists of local units in a global network.



Construction and project development – Skanska's core businesses

Skanska operates in four business streams:

- **Construction** handles the construction of non-residential and residential buildings, as well as civil construction projects, and is Skanska's largest business stream. It performs construction assignments for external customers as well as Skanska's other business streams.
- **Residential Project Development** develops residential projects for immediate sale. Its homes are tailored for selected customer categories.
- **Commercial Project Development** initiates, develops, leases and divests commercial real estate projects, with a focus on office space, shopping centers and logistics properties in Stockholm, Gothenburg, Öresund (Malmö and Copenhagen), Warsaw, Prague and Budapest.
- **BOT** develops, invests and operates in privately financed infrastructure projects, for example roads, hospitals and power generation plants.

The units of the Skanska Group collaborate in their specialized roles – as project developers, investors and builders. In this way, the Group's strategy can be maximized, both in terms of customer focus and of benefiting from the Group's capital, employee resources and synergies.



Collaboration creates leverage

The units of the Skanska Group collaborate in their specialized roles – as project developers, investors and builders. In this way, the Group's strategy can be maximized, both in terms of customer focus and the Group's capital, employee resources and synergies. By being active in several roles in the development process, Skanska can minimize risks and improve both quality and financial results. This collaboration leverages both earning potential and the ability of the Group to satisfy the needs of its customers.

Investment operations – development of commercial, residential and privately financed infrastructure projects – focus on some of the markets where the Company is engaged in construction work.

In these projects, Skanska assumes a comprehensive responsibility, from concept and design to land purchase, construction, operation and finally divestment of the project. Skanska's local construction companies are hired to build the projects. Construction and investment operations must each yield a good economic return.

Selected home markets

Skanska performs construction operations in nine selected home markets: Sweden, Norway, Denmark, Finland (and Estonia), Poland, the Czech Republic (and Slovakia), the United Kingdom, the United States and Latin America.

A major Nordic residential developer

Residential Project Development focuses on selected markets where Skanska has a permanent presence: Sweden, Finland (and Estonia), Norway and the Czech Republic plus St. Petersburg, Russia. Skanska is one of the largest residential developers in the Nordic countries. Operations focus primarily on small and medium-sized residential units in attractive locations.

Developing commercial space

Commercial Project Development focuses on six selected markets – the Swedish metropolitan regions of Stockholm and Gothenburg, the Öresund region (Malmö/Copenhagen, Denmark) plus Budapest (Hungary), Prague (Czech Republic) and Warsaw (Poland) – that are expected to offer a continuous flow of tenants and investors, i.e. buyers of completed projects. The selected product area is commercial space – mainly office buildings, shopping centers and logistics centers.

Public-private partnerships

Skanska BOT identifies, develops and invests in privately financed infrastructure – such as roads, hospitals and power plants – which are built and operated as public-private partnerships. BOT operations focus on selected home markets and are carried out in collaboration with Skanska's construction units.

Size provides competitive advantages

By being a market leader, Skanska is a natural first choice for the most demanding customers. Skanska's position also provides access to the best suppliers, which can live up to Skanska's promises to its customers regarding project dates and quality as well as safety and ethics. Skanska's size gives it an advantage in the most complex assignments, where it utilizes its collective experience and know-how to meet the demands of customers. Only a few companies can compete for the type of project where, aside from price, comprehensive solutions and life-cycle costs are of crucial importance.

Both a local and a global actor

The Group's operations are based on local business units, which have good knowledge of their respective markets, customers and suppliers. These local units are backed by Skanska's brand, financial strength and Groupwide expertise. Skanska is thereby both a local construction company with global strength and an international builder with strong local roots. The organization is both decentralized and integrated.

The global strength comes from:

- The **Skanska brand**, built up over more than a century of working in many different countries. One important element of the brand is the Group's Code of

Conduct, which includes policies on employee relations, health and safety, the environment and business ethics.

- Skanska's highly skilled, dedicated **employees,** who combine expertise with the Group's overall focus on sustainable development in order to deliver successful projects to customers.
- **Financial strength,** an important factor in maintaining the confidence of customers and capital markets in Skanska. It also enables the Group to invest in project development for its own account and assume responsibility for and invest in major privately financed infrastructure projects.

Leadership development vital

A good reputation is an important factor in attracting the best employees. To achieve its strategic goals, Skanska must ensure the availability of future managers. Identifying and developing the leaders of tomorrow is a core issue for both local units and the Group. This is why Skanska continuously measures and assesses employees with leadership potential – and a substantial portion of executive time and resources is devoted to employee development.

Risk management system

Construction work involves various risks of a technical, legal or financial nature. The ability to manage these risks is crucial to the Group's success and an important prerequisite for achieving its strategic goals. Unforeseen risks may have a substantial adverse impact on profit. This is why the Group's risk management system, which is continuously being refined, is of key importance. (See "Risk management" on page 26.)

Achieving profitability

Skanska's earnings are achieved through well-implemented, profitable projects. The right market, the right projects and the right project teams are fundamental to success. The groundwork is laid by the Group's strategic planning, which identifies selected markets. Skanska continuously builds up knowledge of its customers through a permanent presence in these markets. It ensures a highly skilled project organization by means of local and Groupwide talent management programs.

Profitability, safety and ethics

Skanska must act in ways that are sustainable and responsible in the long term and meet the demands of shareholders, customers and employees, as well as society at large.

All Skanska projects must be profitable, as well as being implemented without environmental incidents, work site accidents or ethical breaches. The market- and customer-specific expertise of local units, combined with Skanska's corporate business and control systems, the Group's Code of Conduct and Groupwide risk management procedures, provide support for achieving the highest level of performance.

Efficiency, proximity and clarity

Skanska's 14 business units are active in four business streams and in nine "home markets". Its organizational structure is aimed at preserving local roots while benefiting from the synergies of a global company.

Skanska is divided into four business streams – Construction, Residential Project Development, Commercial Project Development and BOT. The first carries out construction business. The other three are investment operations that specialize in project development involving homes, commercial space and infrastructure facilities. These three business streams purchase construction services from the Construction business stream.

The Group operates in nine selected home markets.

Effective from 2005, Skanska gathered its Nordic residential project development operations into a new business unit, PDR Nordic. In Poland and the Czech Republic, the local business units carry out residential development.

Skanska Financial Services is the Group's support unit for financing, financial asset management and insurance.

The newly established support unit Skanska Project Support will assist the Senior Executive Team with risk management and the business units with implementing large civil construction projects.

See also "Discontinuing operations" on page 13, "Nordic residential development under one roof" on page 17 and "Corporate governance" on page 99.



Group staff units
Senior Executive Team
Skanska Financial Services
Skanska Project Support
Construction
Skanska Sweden
Skanska Norway
Skanska Denmark
Skanska Finland
Skanska Poland
Skanska Czech Republic
Skanska UK
Skanska USA Building
Skanska USA Civil
Skanska Latin America
Residential Project Development
Skanska Project Development Residential Nordic
Commercial Project Development
Skanska Project Development Sweden
Skanska Project Development Europe
BOT
Skanska BOT

Financial targets and their fulfillment

The Board of Directors has adopted net financial targets for the period through 2007. These new "Outperform" targets represent an ambition in excess of what would be deemed good performance in Skanska's respective markets.

Operating margin

Operating margin is an important yardstick of efficiency. The optimal margin may vary, depending on the market and what type of business is being carried out.

For the Construction business stream, the target is to achieve an overall operating margin of 3.3 percent, given the allocation of business the Group had during 2004. This target is based on a 4.0 percent operating margin in contracting operations excluding construction management assignments, and a 1.2 percent operating margin in construction management. The new targets take into account that goodwill amortization will no longer take place, according to new accounting rules.

During 2004, the operating margin amounted to 1.1 percent. The objective at the time, which included goodwill amortization, was an operating margin in excess of 2.5 percent. Excluding goodwill amortization, the 2004 operation margin amounted to 1.5 percent.

For Residential Project Development, the target is to achieve an operating margin of 10 percent. There was previously no target for operating margin in this business stream.

Return on capital employed

The newly adopted set of targets includes no target for return on capital employed in Construction, because if the target for operating margin in this business stream is achieved, the return would be too high to have an impact on how projects are run.

In the Residential Project Development business stream, the target is to achieve a return on capital employed of 18 percent. In Commercial Project Development, the target is a return on capital employed of 15 percent, including accrued but unrealized development gains as well as changes in market value.

For the BOT business stream, the target is a return on capital employed of 16 percent, including unrealized changes in market value.

For the Skanska Group as a whole, the target is a return on equity of 18 percent.

In 2004, return on capital employed in the Construction business stream amounted to 20.1 percent, compared to the target of 25.0 percent at that time.

In Residential Project Development, the return was 21.5 percent and the target was 14.0 percent.

The corresponding target for Commercial Project Development was 15.0 percent, including accrued but unrealized development gains as well as changes in market value. During 2004, this business stream achieved an 11.0 percent return.

For the BOT business stream, the target was a return on capital employed of 16.0 percent, including unrealized changes in market value. During 2004, BOT achieved a return of 10.9 percent.

Capital structure

Based on the operations that Skanska has today, it is the Board's judgement that shareholders' equity should amount to approximately SEK 15 billion. The equity requirement varies between the business streams. In Construction, the required equity is related to business volume. In this business stream, necessary equity is deemed to be about SEK 10 billion. This level of shareholders' equity is based on a differentiated risk profile per business and also takes goodwill into account. In Residential Project Development, the estimated equity requirement amounts to 50 percent of capital employed, or about SEK 1.2 billion. In Commercial Project Development, the equity requirement is about SEK 2.3 billion, based on the distribution between completed properties, ongoing projects and undevelopment land and development properties. For BOT, Skanska will allocate shareholders' equity equivalent to capital employed for projects under construction, and 25 percent of capital employed for projects in full operation. At present, this means a total of SEK 1.3 billion.

New financial "Outperform" targets, 2007

	Construction combined	Construction excluding construction management	Construction management	Residential Project Development	Commercial Project Development[2]	BOT[3]	Group
Operating margin, %	3.3[1]	4.0	1.2	10.0	–	–	–
Return on capital employed, %	–	–	–	18.0	15.0	16.0	–
Return on equity, %	–	–	–	–	–	–	18.0

1 Given the distribution of operations that the Group had during 2004
2 Including unrealized development profits and change in market value
3 Including unrealized change in market value

Financial targets 2004 and their fulfillment by business stream

	Construction		Residential Project Development		Commercial Project Development		BOT		Group	
	Target	2004	Target	2004	Target	2004	Target	2004	Target	2004
Capital employed, SEK bn	16.0[1]	3.8	3.0	2.4	8.0	7.6	3.0	1.4	30.0[1]	21.1
Return on capital employed, %[2]	25.0	20.1	14.0	21.5	–	18.3	–	3.4	–	–
Return on capital employed, %[3]					15.0	11.0	16.0	10.9	16.0	16.0
Operating margin, %	≥2.5	1.1	–	–	–	–	–	–	–	
Debt/equity ratio	–	–	–						0.1–0.3	-0.5
Return on equity, %[3]	–	–	–	–	–	–	–	–	16.0	15.5

1 Including SEK 1 billion in Services
2 In accordance with the financial statements
3 In accordance with the definition of financial targets, including change of value in commercial properties and the BOT portfolio

The Construction business stream

Construction is Skanska's largest business stream. In addition to projects for external customers, its business units perform contracting assignments for Skanska's other business streams. The order backlog, which totals SEK 113 billion, is divided into about 12,000 projects.

SEK M	2004	2003
Net sales	107,977	114,417
Operating income	1,211	1,551
Operating margin, %	1.1	1.4
Capital employed	3,782	7,799
Return on capital employed, %	20.1	17.3
Operating cash flow	3,966	3,236
Order bookings	116,008	113,794
Order backlog	113,498	109,316

Order backlog, SEK 113 bn



Duration
Construction in 2006– 36 %
Construction in 2005 64%
Operations
Residential 4%
Service 4%
Civil construction 34%
Non-residential buildings 58%

Buildings for the world's largest paper machine being erected for Stora Enso in Kvarnsveden, Sweden. Skanska proposed solutions to shorten construction time, lower costs and improve safety, thereby landing a contract worth some SEK 600 M.



Non-residential building and civil construction, as well as residential construction, are the core of Skanska's Construction business stream, which also includes construction-related and maintenance services. Non-residential building construction accounts for 58 percent, civil construction 34 percent and residential construction 4 percent of order backlog for the business stream.

Skanska performs construction operations in selected home markets: Sweden, Norway, Denmark, Finland (and Estonia), Poland, the Czech Republic (and Slovakia), the United Kingdom, the United States and Latin America. During 2004, Skanska divested its partly owned construction businesses in India, Hong Kong, South Africa and Canada.

In its selected markets, the Group is regarded as being the leader or as having the potential to become the leader in terms of size and profitability. Skanska also endeavors to be the industry leader in sustainable development, ethics, safety and environment.

By virtue of its size and leading position, Skanska can undertake the largest, most complex assignments for the most demanding customers.

Working together with project development

To a large extent, Skanska's construction units work together with the Group's project development business streams, which generate construction assignments for commercial space, residential projects and privately financed infrastructure.

Some project opportunities are also created by taking advantage of the Group's financial expertise. Skanska Financial Services can help arrange financing solutions at the customer's request. Customers that operate in more than one market, such as Pfizer and Hydro, can be offered the same service in all of the Group's home markets via the Skanska network.

Skanska's construction operations also carry out assignments of a service nature, both construction-related services, repairs and the like as well as operation and maintenance of industrial and transportation facilities.

Local conditions

Since conditions vary between home markets, the operations of Skanska's local units differ. Some units specialize in selected market segments, while others operate in a broader spectrum.

The earnings at Skanska's construction units must be evaluated in light of the changing conditions that characterize the operations of each respective unit; these units may deal with different types of products, undertake different responsibilities and work with varying contractual mechanisms, regulations or customer demands.

Non-residential, civil and residential construction

Non-residential building construction is generally characterized by high capital turnover, limited capital employed and low margins.

Civil construction usually goes on for a longer period, has a higher risk profile and is more capital-intensive. This also justifies a somewhat higher margin.

Specialized units

Construction operations in Sweden, Norway, Denmark, Finland, Poland and the Czech Republic comprise both building and civil construction.

Skanska UK operates both in building and civil construction. About 40 percent of its operations consist of public-private partnerships, with Skanska BOT participating as an investor in privately financed infrastructure, mainly hospitals, schools and correctional facilities.

In the U.S. market, Skanska has two separate, specialized business units. USA Building constructs commercial space throughout the United States in the pharmaceutical, biotechnology, high technology and educational sectors, as well as for public organizations and agencies.

USA Civil builds transportation infrastructure and facilities for energy and water supply in the most heavily populated regions of the eastern United States as well as in Colorado and California.

In Latin America, Skanska primarily builds infrastructure and performs construction and related services in the energy sector. Skanska Latin America provides technical operation and maintenance services at numerous oil and gas extraction facilities for international energy companies. Its operations focus on the markets in Argentina, Brazil, Chile, Mexico and Peru.

In several Skanska home markets, the Group's construction units deliver construction services to Commercial Project Development business units. This is true in Sweden, Denmark, Poland and the Czech Republic.

In Sweden, Norway, Finland and the Czech Republic, these units also provide construction services to the Residential Project Development business stream.

In Norway, Finland, the United Kingdom, Poland and Latin America, the Group's construction units work together with Skanska BOT, which invests in public-private partnerships.

Skanska's home markets

USD	GDP/ capita	Construction/ capita	Construction as % of GDP
United States	38,819	3,219	8.4
Sweden	31,662	3,146	9.9
United Kingdom	29,921	3,092	10.3
Norway	48,433	4,966	10.3
Finland	30,955	3,722	12.0
Czech Republic	8,825	801	10.7
Denmark	39,342	4,544	11.5
Poland	5,428	368	6.8
Argentina	10,653	219	2.1

Sources: The Swedish Construction Federation, EcoWin

The largest global construction companies[1] Total sales 2003

Company	Country	USD bn
Vinci	France	20.5
Bouygues	France	17.2
Skanska AB	Sweden	14.1
Bechtel	United States	13.2
Grupo ACS	Spain	12.2
Hochtief AG	Germany	12.0
Centex, Dallas	United States	9.0
Royal BAM Groep	The Netherlands	8.6

1 Excluding Japanese construction companies

Source: Engineering News Record



Skanska is constructing a new Swedish office building for Pfizer, the world's largest pharmaceutical company. The 31,000 sq. m (334,000 sq. ft.) structure is the largest ongoing office space project in the Stockholm region and will be completed during 2005. Environmental aspects are important in this project, located in the Silverdal science park in Sollentuna, north of Stockholm. Skanska is also building homes in Silverdal.



Ormen Lange, Hydro's new gas field in the Norwegian Sea, is currently the largest industrial project in northern Europe. A total of NOK 66 billion is being invested there, and Skanska's contracts are worth some SEK 2 billion. They involve constructing land-based facilities on the west coast of Norway including service buildings and foundations for process equipment and civil construction on the surface and underground. Skanska will complete its work in September 2006, and the plant goes into service in October 2007.



Filmbyen (Film City) is a municipal office building for cinema-related activities in Århus, Denmark. The six-story structure stands on a pre-existing foundation in the city's harbor district. Glass facades are combined with an interior featuring concrete, ash wood and aluminum. Skanska carried out the project as a design-build contract.

Markets

Sweden

SEK M	2004	2003
Net sales	20,519	21,843
Operating income	586	450
Operating margin, %	2.9	2.1
Capital employed	-545	218
Return on capital employed, %	>100	85.8
Order bookings	23,039	20,638
Order backlog	15,485	12,705

The Swedish construction market shows signs of improvements. Demand for commercial space is still weak, especially in Stockholm but also in Gothenburg and Malmö. The volume of infrastructure projects grew during the year. Housing demand rose in 2004 and is expected to level off in 2005.

The largest contract in 2004 was the railroad tunnel through the Halland Ridge (Hallandsåsen), where Skanska's share totals SEK 2 billion. Other major projects are Stora Enso in Kvarnsveden, worth SEK 600 M, and Skärholmens Centrum, worth SEK 500 M with an option for another SEK 900 M worth of work.

Skanska is Sweden's largest construction company and competes at the national level with NCC and Peab.

Norway

SEK M	2004	2003
Net sales	8,640	8,223
Operating income	128	25
Operating margin, %	1.5	0.3
Capital employed	599	1,777
Return on capital employed, %	13.2	2.8
Order bookings	10,195	9,165
Order backlog	7,371	5,690

The private market for commercial space is weak but is expected to improve in major cities. The civil construction market grew strongly during the year and is expected to remain strong, mainly in connection with projects in the oil and gas industry as well as infrastructure projects. Norway's low key interest rate resulted in strong demand for housing in 2004.

In conjunction with the Ormen Lange offshore gas field, Skanska landed orders worth more than SEK 1 billion.

Skanska is Norway's largest construction company and competes with Veidekke as well as with NCC.

Denmark

SEK M	2004	2003
Net sales	3,636	3,430
Operating income	53	-37
Operating margin, %	1.5	-1.1
Capital employed	61	56
Return on capital employed, %	>100	-69.6
Order bookings	3,518	3,608
Order backlog	2,157	1,999

The Danish economy developed favorably. Overall, weak market growth is expected in most segments. As a consequence of tax cuts, private consumption is rising, which affects the construction industry. The market for commercial space is showing signs of improvement. The civil construction market is stable, with some growth in Copenhagen. Demand for housing rose, especially in Copenhagen and other major Danish cities and is being strengthened by low financing costs in the market.

Skanska Denmark competes with the larger construction companies MT Højgaard and NCC.


maxi
maxi

Currently under construction in suburban Helsinki is the second phase of the Sello shopping center in the Leppävaara district of Esbo. With some 170 stores and service premises due for completion late in 2005, Sello will be one of the largest retail centers in the Nordic countries. The first phase, including a department store, specialty stores, library and concert hall, was completed in 2003.



The Millennium Bridge across the Oder River is part of a new bypass highway around Wroclaw, Poland. The bridge is 972 m (3,189 ft.) long in all, including a 290 m (951 ft.) central suspension span. The pylons are 50 m (164 ft.) high. The project was completed in less than three years.



The Sazka Arena in Prague was completed in just over one year, in time to host the 2004 World Ice Hockey Championship. The arena seats about 18,000 spectators and is also used for concerts.

Finland and Estonia

SEK M	2004	2003
Net sales	7,623	7,879
Operating income	194	212
Operating margin, %	2.5	2.7
Capital employed	383	765
Return on capital employed, %	30.0	23.5
Order bookings	7,316	8,976
Order backlog	4,854	5,404

The Finnish market is again showing growth. The office space market was weak, but demand is rising in Helsinki. The civil construction market is expected to be stable. Demand for housing was heavy but is expected to level off during 2005.

A number of large projects are coming out in the market, among them a large nuclear power plant and several infrastructure projects. In Estonia, growth accelerated after EU accession on May 1. This was especially true of road projects.

In Finland, Skanska competes with the country's two largest construction companies, YIT and Lemminkäinen.

Poland

SEK M	2004	2003
Net sales	3,970	3,546
Operating income	95	90
Operating margin, %	2.4	2.5
Capital employed	–94	421
Return on capital employed, %	26.4	13.0
Order bookings	4,559	3,144
Order backlog	3,844	2,730

During 2004 the construction market in Poland showed clear signs of recovery. The effects of Poland's EU accession are apparent both in an expanding proportion of public sector projects with EU funding and an increasing appetite for investments by private customers.

The results of Skanska's restructuring of its Polish operations are now noticeable and despite a continued strongly price-focused competitive situation, Skanska's order bookings improved compared to previous years.

The largest construction companies in Poland aside from Skanska are Budimex (with Ferrovial as the main owner) and Hochtief.

Czech Republic and Slovakia

SEK M	2004	2003
Net sales	7,906	7,654
Operating income	349	340
Operating margin, %	4.4	4.4
Capital employed	1,065	1,508
Return on capital employed, %	22.2	20.2
Order bookings	12,910	8,816
Order backlog	13,047	7,426

The Czech construction market showed continued robust growth in the residential, commercial and civil sectors during 2004. In Slovakia, too, the market trend was positive.

In 2004 Skanska signed a contract to extend the Prague subway system, worth SEK 1 billion. To increase its expertise in the installation field while bolstering its market position in Slovakia, Skanska acquired the Slovakian installation company Klimavex, which is part of the Group effective from the beginning of 2005.

During 2005 continued good growth is expected in all market sectors.

Skanska is the Czech Republic's largest construction company. Among other major construction companies are SSZ (a subsidiary of the French-based Vinci), Metrostav and Strabag.



After Swiss Re, which is London's second tallest building, Skanska has now completed Moor House, another prestigious retail and office project in central London, designed by Sir Norman Foster.



Boston's Logan International Airport is expanding. Skanska is building a new terminal as well as carrying out a renovation and extension of Terminal A, a project worth several billion Swedish kronor.


New Subway entrance
& 24 hour booth

The Roosevelt Avenue/74th Street subway station is the site of one of numerous major infrastructure projects underway in New York City, where Skanska is the largest construction company. The station is undergoing a large-scale reconfiguration and renovation, costing about SEK 630 M.

United Kingdom

SEK M	2004	2003
Net sales	11,024	12,006
Operating income	-17	69
Operating margin, %	-0.2	0.6
Capital employed	88	368
Return on capital employed, %	8.2	14.0
Order bookings	10,850	10,876
Order backlog	13,318	13,684

Operating income in 2004 was adversely affected by a writedown in a project carried out as a joint venture with Whessoe (a subsidiary that was divested during the year).

Skanska UK's core business continues to perform favorably, however, reporting its best earnings to date. New contracts for projects related to expansion and upgrading of telecom infrastructure were among the most notable during the year.

Developments will be driven by PFI and supply networks as well as coming investments in U.K. infrastructure. However, the market in the company's core businesses is not expected to grow during 2005.

Skanska, which is the market leader in its segments, competes with Balfour Beatty, Bovis, Amec and Carillion, among others.

USA Building

SEK M	2004	2003
Net sales	27,601	30,240
Operating income	-458	11
Operating margin, %	-1.7	0.0
Capital employed	-188	404
Return on capital employed, %	<-100.0	4.3
Order bookings	29,699	32,178
Order backlog	36,577	38,055

Private sector investments in new office buildings and shopping centers were relatively low in 2004. Healthcare, education and airport building investments thus accounted for a larger share of order bookings. Earnings were pulled down by a writedown in a project for an American public agency.

Among major new contracts in 2004 were a hospital renovation in Michigan and a construction management assignment for a new library building at Princeton University in New Jersey.

No significant change in the market picture is expected in 2005.

USA Building competes mainly with companies like Turner (a Hochtief subsidiary) and Bovis Lend Lease, and with many local players in their geographic markets.

USA Civil

SEK M	2004	2003
Net sales	12,406	15,221
Operating income	205	522
Operating margin, %	1.7	3.4
Capital employed	1,352	1,663
Return on capital employed, %	12.5	31.0
Order bookings	8,242	12,567
Order backlog	12,116	17,405

Budget deficits and the absence of new federal infrastructure funding programs adversely affected capital spending in most states.

A decision concerning federal subsidies is expected during the first half of 2005, and this may have a positive impact on the range of projects as early as the same year. Together with increased investments in infrastructure financed by user fees, such as highways and wastewater treatment plants, there is potential for a certain market growth during 2005.

USA Civil competes with a few large national players, among them Kiewit, Fluor, Bechtel and Granite, as well as with numerous players in the respective local geographic markets.



International energy companies are major Skanska customers in Latin America. During 2004, the company completed an expansion of the Loma de la Lata gas production plant in Neuquen, Argentina.

Latin America

SEK M	2004	2003
Net sales	2,785	2,142
Operating income	118	119
Operating margin, %	4.2	5.6
Capital employed	350	375
Return on capital employed, %	23.7	27.8
Order bookings	3,924	2,401
Order backlog	2,885	2,087

Operations focus on energy supply and distribution as well as assignments for the oil and gas industry, mainly in Argentina, Brazil, Chile, Peru and Mexico.

The region saw continued recovery during 2004. Together with Skanska's mutually beneficial collaboration with key regional customers in its prioritized product segments, this resulted in another successful year. Order backlog and order bookings were at historically high levels, providing a very good foundation for continued positive growth in operations during 2005.

New contracts in the energy sector in Brazil will strengthen the company's position in this attractive market.

Aside from local market players, Skanska competes with such major companies as Brazilian-based Odebrecht and Argentine-based Techint.

International[1]

SEK M	2003	2002
Net sales	1,867	2,233
Operating income	-42	-250
Operating margin, %	-2.2	-11.2
Capital employed	656	493
Return on capital employed, %	-10.2	-69.2
Order bookings	1,756	1,425
Order backlog	1,844	2,131

As one element of Skanska's strategic concentration on its home markets, project export operations have been discontinued. Operations are now focusing on completing the seven ongoing projects according to the established program.

By forming Skanska Project Support, Skanska will take advantage of the unique expertise and experience that exists among the unit's employees to promote Skanska's operations in its home markets.

1 International includes operations in Russia as well as International Projects

Discontinuing operations

In 2004, Skanska continued to sell or close down operations that fall outside its core business or home markets. Divested operations were equivalent to about 4 percent of the Group's 2004 net sales.

During the year, Skanska sold its 50 percent stake in Gammon Skanska (Hong Kong) and its 80 percent stake in Skanska Cementation India. Also divested were Skanska Cementation Mining in South Africa and Canada as well as engineering consultancy Skanska Whessoe in the U.K. Of the write-down carried out in the United Kingdom during the fourth quarter, 65 percent was included in Whessoe's earnings.

Skanska Services and Myresjöhus were also divested during the year.

Total operating income from discontinuing operations, including gains from divestments, was SEK 768 M.

Additional units in Skanska Sweden have been identified for divestment: Flexator, Temporent, Skanska Prefab Mark, Skanska Glasbyggarna and IV Produkt. Skanska plans to sell them in 2005.

Residential Project Development business stream

Skanska is one of the largest residential developers in the Nordic countries. Residential project Development occurs exclusively in several of the selected markets where Skanska has a permanent presence: Sweden, Norway and Finland – primarily in the major metropolitan regions – as well as in the Czech Republic and in St. Petersburg, Russia.

SEK M	2004	2003
Net sales	5,814	5,839
Operating income	524	259
Operating margin, %	9.0	4.4
Investments	–3,676	–3,608
Divestments	4,084	4,286
Operating cash flow	304	914
Capital employed	2,366	2,757
Return on capital employed, %	21.5	7.8

The historic Filmstaden movie studio area in the Stockholm suburb of Solna is being transformed in stages into an attractive, medium-priced residential neighborhood.



Skanska is one of the largest residential developers in the Nordic countries. These operations take place in selected markets where Skanska has a permanent presence – Sweden, Norway and Finland, primarily in the major metropolitan regions. Finnish operations also include residential development in Estonia. In addition, the Group has project development in the Czech Republic and St. Petersburg, Russia.

There are great similarities between the Nordic housing markets. To take advantage of the synergies that this provides, effective from 2005 Skanska established a new unit combining its residential development operations in Sweden, Norway and Finland.

Specialized planning and sales units

Development and sales of residential projects are carried out by separate units that are responsible for the entire development chain from concept and design to sales. Their operations are independent of Skanska's construction businesses. These project development units do not perform any construction work of their own, but instead buy contracting services from Skanska's construction units or from external suppliers in each respective market. This increases the degree of specialization in both construction and project development operations, while benefiting both parties and improving customer satisfaction and profitability.

The value enhancement process

The development of residential projects is a process – land acquisition, planning, product definition, construction and sales – in which the developer has full responsibility. Newly developed housing is built for immediate sale, followed by investments in new projects and/or new project phases. From land purchase to completion of the last unit, a development project takes 3–5 years on average. The period from the start of sales to project completion may vary from eight months up to three years, but is preceded by land purchase and permit matters.

Project development operations require capital in order to finance land as well as development and construction costs. A supply of land suitable for development is a precondition for a continuous flow of projects. Due to lengthy planning and permit processes, ample lead time is required to ensure building rights that will meet demand. To optimize capital efficiency, all building rights undergo regular market appraisal.

Value enhancement occurs during all phases of the process. Market surveys and analysis of population trends and macroeconomic factors provide the basis for land purchasing decisions. Overall factors such as inflation, interest rate and economic trends, as well as demand, are crucial to decisions on new projects. As a rule, the construction and sale of major projects occurs in phases, in order to decrease risk.

Of fundamental importance in residential development is the Company's ability to correctly assess demand and customer preferences in such a way that its development work results in attractive housing of the expected quality in the right place, at the right time and at the right price. Customer surveys provide data on the preferences of potential customers in terms of location, design and price level.

Skanska plays a proactive role, working closely with local government bodies in planning processes for land use and neighborhood development. A major step in value enhancement occurs when undeveloped land is transformed into a building right. Return on invested capital increases further in the next phase, when the building right is turned into a well-designed residential unit that can be sold at market price.

Ownership mechanisms vary in different residential markets

Sales occur largely in the form of residential units that are part of cooperative housing associations (Sweden), or housing corporations (Finland). When Skanska acquires land, it is reported in the balance sheet. The land is then sold to a customer, for example a cooperative housing association that has been formed by Skanska. Construction does not begin until contracts have been signed for about half the units in a project phase. The cooperative housing association buys the building right and construction services from Skanska, which then invoices the customer regularly as construction is completed.

In Norway, the Czech Republic and St. Petersburg, development occurs for Skanska's own account. The residential units are sold individually as ownership units. Here, too, Skanska aims at a certain percentage of pre-booked sales before making a decision to start construction. In St. Petersburg, most sales occur only after completion. Unlike other markets, residential units are sold as completed frames, while the customers themselves are responsible for exterior finish and interior fixtures.

Minimizing risks

Residential development depends on the supply of suitable land. In Sweden, Skanska currently has more than 9,500 residential building rights. In all, including other markets, Skanska has 19,500 building rights. It has additional options on about 9,050 building rights.

During 2004, Skanska sold a total of about 4,670 residential units. The capital employed in Residential Project Development was reduced to SEK 2.4 billion, a decrease of 14 percent.

At the close of 2004, Skanska had a total of some 6,800 residential units under construction, of which 74 percent had been pre-sold. On the same date, there were 299 completed, unsold units, of which 109 were in Poland.

Number of unused building rights reported in the balance sheet

Market	Master plan	Local plan underway	Local plan adopted	Building permit stage	Total
Sweden	3,400	2,200	3,500	400	9,500
Norway		400	1,700	300	2,400
Finland incl. Estonia	100	1,000	3,000	600	4,700
Poland	100		300	200	600
Czech Republic	200	1,500	100		1,800
St. Petersburg		500			500
Total	**3,800**	**5,600**	**8,600**	**1,500**	**19,500**

Residential Project Development, number of units

	Under construction	Of which sold, %	Of which unsold	Unused building rights	Options
Sweden	1,880	84	51	9,500	1,870
Norway	678	89	23	2,400	820
Finland incl. Estonia	1,839	66	59	4,700	5,580
Poland	43	93	109	600	0
Czech Republic	808	63	54	1,800	780
St. Petersburg	1,550	73	3	500	0
Total	**6,798**	**74**	**299**	**19,500**	**9,050**



Trollåsen in Askim outside Gothenburg consists of 25 free-standing, individually owned single family homes that Skanska developed and built. Buyers appreciate both the design and location of the homes, most of them featuring wooded lots and sea views.



Fleischer Brygge in Moss, Norge consists of 63 apartments of varying sizes. The three buildings in the residential development were each configured in a U shape that gives all the apartments a sea view. Residents have garage spaces in the basement and their own park outside the buildings.



The Kartanonkoski neighborhood in Vantaa outside Helsinki is expanding. The area includes both apartments and attached houses, which together form a garden suburb. Among the distinctive features of the neighborhood are facades in bright, varied colors and proximity to services.

Markets

Sweden

SEK M	2004	2003
Net sales	2,046	2,109
Operating income	137	-15
Operating margin, %	6.7	0.7
Capital employed	537	561
Return on capital employed, %	25.9	-1.6

The housing market was strong during 2004. Aside from low interest rates, one explanation is several years of very low residential construction volume. During 2004 there were a total of some 28,500 housing starts in Sweden, a figure that is expected to rise during 2005. Operating income rose sharply.

During the year, Skanska halved its inventory of completed unsold housing units.

Norway

SEK M	2004	2003
Net sales	1,234	1,024
Operating income	122	83
Operating margin, %	9.9	8.1
Capital employed	741	823
Return on capital employed, %	14.7	8.9

During 2004, there were about 30,000 housing starts in Norway. No increase is expected during 2005. Interest rates are very low and are expected to stay that way in 2005. The trend of earnings was very good.

Skanska had a stable level of about 90 percent pre-sold housing units during construction.

Finland

SEK M	2004	2003
Net sales	1,609	1,441
Operating income	146	65
Operating margin, %	9.1	4.5
Capital employed	666	719
Return on capital employed, %	23.4	8.9

The housing market in Finland has remained stable at a high level for a number of years. A total of 30,000-35,000 housing starts occurred in 2004. The number of completed, unsold units increased during the year and operating income improved.

Land prices rose sharply during 2004, a trend that now seems to have stopped.



Botanica, a new residential area in Prague, was designed with good environment and low energy consumption in mind. The area is located next to a park. Hundreds of trees add to its appeal. Botanica consists of four multifamily buildings with 124 apartments plus 20 attached houses.

Poland

SEK M	2004	2003
Net sales	116	159
Operating income	10	–26
Operating margin, %	8.6	–16.4
Capital employed	105	158
Return on capital employed, %	7.7	–12.2

The market for small, unequipped apartments in lower price segments grew during 2004, especially in Warsaw and other growing cities. For apartments in higher price segments, which include most of Skanska's unsold apartments, the market remains depressed.

Skanska does not currently intend to start any new residential development projects in Poland. Most of the remaining 109 unsold units are expected to be sold during 2005.

Czech Republic

SEK M	2004	2003
Net sales	523	517
Operating income	105	79
Operating margin, %	20.1	15.3
Capital employed	236	130
Return on capital employed, %	48.6	64.5

The Czech residential market remained very strong in 2004 and is expected to be the same in 2005 as well. There were about 40,000 housing starts during 2004. This heavy demand is explained both by historically low interest rates and by a coming increase in the value-added tax on housing, which goes into effect in 2008. Operating income improved during 2004.

Nordic residential development under one roof

Effective from 2005, Skanska's residential project development in Sweden, Finland and Norway are being gathered into a new business unit, Skanska Project Development Residential Nordic (or PDR Nordic).

The change is one element in Skanska's intensified effort to respond to demand and become the leading residential developer in the Nordic countries. Skanska's residential project development has shown a positive profitability trend, due to improved customer focus and increased adaptation to demand. The aim is to improve efficiency and the potential for organic growth in this business. Bringing together expertise will create greater possible synergies, among other things through integrated procurement and standardization.

Skanska Project Development Residential Nordic will be a pure project development business unit. As a consequence, residential development will be decoupled from Skanska's local construction units in the Nordic countries, which will henceforth only perform the actual construction assignment.

Commercial Project Development business stream

In Commercial Project Development, Skanska assumes overall responsibility for the entire process from land purchase, permit matters and design to the construction, leasing and divestment of completed projects.

SEK M	2004	2003
Net sales	5,584	8,861
Operating income	1,637	3,061
of which gain from divestments of properties[1]	1,443	2,399
of which operating net, completed properties	504	750
of which writedowns/reversals of writedowns	-98	0
Investments	-1,336	-1,399
Divestments	4,715	7,572
Operating cash flow	3,345	7,110
Capital employed	7,629	9,459
Return on capital employed, %[2]	18.3	24.8
Return on capital employed, %[3]	11.0	5.9
1 Additional gain included in eliminations	72	3

2 In accordance with the financial statements

3 In accordance with the definition of financial targets, including change of value in commercial properties and the BOT portfolio

Skanska's project development enjoys high international status. The Science Park in Budapest, Hungary is among newly constructed projects sold in 2004 to international investors. Its two phases comprise 30,000 sq. m (323,000 sq. ft.) in all. The project has been awarded two prizes for the year's best new office space project in Hungary.



Commercial Project Development is one of Skanska's investment operations. It generates value both by developing, leasing and divesting new projects and by upgrading and improving a property portfolio. These operations also provide large building assignments for the Group's construction units.

The strategy of these operations is to initiate, develop, lease and divest commercial real estate projects. In commercial project development, Skanska assumes overall responsibility for the entire development cycle of a project – land purchase, planning, zoning and permitting, pre-construction designing, leasing, construction and divestment.

Property divestments free up capital for investment in new project development. Having employees and business units in the local markets is necessary in order to identify tenants and investors as future buyers of projects.

Selected markets

Skanska performs commercial project development in six markets in Scandinavia and Central Europe – Stockholm, Gothenburg, Öresund (Malmö and Copenhagen), Warsaw, Prague and Budapest. Operations take place in two business units: Skanska Project Development Sweden and Skanska Project Development Europe. About 80 percent of capital employed is attributable to project development in Scandinavia and 20 percent in Central Europe.

Skanska's commercial project development focuses on three types of products – office space, shopping centers and logistics properties (distribution centers).

Focus on generating value

Skanska starts new projects at the pace the market situation allows and when the risk-return ratio is deemed to fulfill the requirements established for these operations. The focus is on those stages of the process that generate the greatest value, that is, planning, leasing and divestment. The average development cycle – from concept to divestment of the fully developed project – is three years.

Carrying out project development work successfully on a long-term basis requires a portfolio of completed projects. Managing these properties provides daily contact with the leasing market. This offers insights about changes in customer preferences and also generates new projects. Owning a portfolio of completed properties also lends flexibility to the divestment process, because it enables Skanska to time the divestment of these properties based on market conditions.

Tenants or investors

Commercial property operations target two different customer categories with the same product. The primary customer is the tenant, which has certain expectations and requirements regarding the premises. The second customer is the investor, which finally buys the property in order to own and manage it for a long period, with a certain targeted return. This dual customer relationship means that the product, as well as the services that go with it, must be adapted to be attractive to both customer categories. In some cases, the tenant and buyer of the property are the same.

New projects in 2004

During 2004, Skanska completed seven commercial projects, of which three were divested even before completion. At year-end, the number of ongoing projects was four. They were the Light Corner project in Budapest, Budejovicka Alej in Prague, the Scylla II city block at Malmö central station and the Pilsåker retail development outside Lund.

During 2004, Skanska sold properties and projects for a total of SEK 4.7 billion.

The operating income of the two commercial project development units totaled SEK 1.6 billion, of which SEK 1.4 billion stemmed from property divestments. An additional SEK 0.1 billion was reported as a reversal of previous eliminations of intra-Group earnings. Of capital gains from divestments of properties, about 70 percent comes from divestments of projects completed during the past five years.

At year-end 2004, Skanska had a portfolio of completed projects with an externally appraised market value of SEK 6.9 billion (including projects completed in 2004), equivalent to a surplus value of SEK 2.3 billion.

The market value of identical properties fell by 2 percent during the year. Including properties divested during the year, total market value was unchanged.

Ongoing projects	City	Leased area	Year of completion	Economic occupancy level
Project Development Sweden				
Scylla II (office space)	Malmö	9	2006	30%
Pilsåker phase I (shopping center)	Lund	5	2005	88%
Project Development Europe				
Light Corner (office space)	Budapest	14	2005	0%
Budejovicka Alej (office space)	Prague	11	2005	0%
Total		39		17%



Baltzar City is a modern building designed to harmonize with an old cityscape. This office property with retail space in the heart of Malmö, Sweden won the 2003 Malmö City Planning Award. The building, totaling about 11,200 sq. m (120,000 sq. ft.), was sold to German investors in 2004.



Skanska's Sundbypark development in Sundbyberg, near Stockholm, attracts both tenants and investors. The two first phases, consisting of offices and laboratories totaling some 30,500 sq. m (328,000 sq. ft.), were completed in 2003 and the first quarter of 2004. The properties, which are fully leased to Ericsson and ITT Flygt, were divested during 2004.



The East-West Business Center in Budapest, was sold to an Irish fund in 2004. Located in central Budapest, the East-West Business Center was the first in a long series of office projects that Skanska has developed in central European capitals. Its high standard has attracted international tenants.

Business units

Skanska Project Development Sweden

SEK M	2004	2003
Net sales	4,174	7,922
Operating income	1,274	2,814
Capital employed	6,421	7,434
Return on capital employed, %	17.3	28.2

Operations focus on initiating, developing, leasing and divesting commercial real estate projects, with a focus on office space, shopping centers and logistics properties in Stockholm, Gothenburg and the Öresund region.

The business unit sold 26 properties in 21 transactions during 2004. Of these, six were project properties with a total area of 73,000 sq. m (786,000 sq. ft.), of which 98 percent was leased. Total divestment volume during the year was SEK 3.4 billion, with a capital gain of SEK 1.0 billion. Among the year's transaction, special mention can be made of the Sundbypark I and II properties in Sundbyberg together with Ceres II in Gothenburg. The buyer was AMF Pension and the capital gain amounted to more than SEK 250 M. Baltzar City in central Malmö was sold during the summer to a German fund manager with a capital gain of SEK 54 M. In conjunction with the project start-up of Bryggen 47 in Copenhagen, the property was sold to the tenant. International investors remain interested in the Swedish market, but their share of divestment volume fell from about 90 percent to about 40 percent as Swedish investors expanded their share.

The downward trend, with rising vacancies, has ceased. The rental market is believed to have bottomed out during 2004.

Rental market demand is expected to increase during 2005. Extensive vacancies, especially in older properties, will nevertheless hamper rent levels. The largest demand is for modern office space in good locations.

In the investor market, interest from international investors is expected to remain stable. The increased interest from Swedish investors is also expected to continue. The greatest interest is in newly constructed properties. The supply of these is relatively limited, however, which will contribute to broader demand.

Skanska Project Development Europe

SEK M	2004	2003
Net sales	1,410	939
Operating income	363	247
Capital employed	1,209	2,025
Return on capital employed, %	22.5	10.8

Operations focus on initiating, developing, leasing and divesting commercial real estate projects, especially office and retail space. The emphasis is on three growth markets: Budapest, Prague and Warsaw.

The office leasing market was stable in Budapest and Prague during 2004. The office market in Warsaw remained weak in 2004. The investment market in all three cities remained strong, with heavy interest mainly from institutional investors in acquiring completed properties with good occupancy levels.

During 2004, four properties were divested for a total of SEK 1.3 billion, with a gain of SEK 0.4 billion. The largest single transaction was the divestments of the Science Park project property in Budapest, with a capital gain of SEK 274 M. The buyer of the property was the German fund management

Skanska Project Development – Book value and market value

SEK billion	Book value Dec 31, 2004	Book value upon completion	Market value, Dec 31, 2004	Surplus value	Leasable space, 000 sq m	Economic occupancy level, %	Operating net, SEK M	Yield on book value, %	Yield on market value, %	Projected rental value, fully leased	Average maturity, years
Completed projects	4.4	4.4	6.6	2.2	629	81	464[3]	10.5	7.0	786[5]	3.6
Projects completed in 2004	0.2	0.2	0.3	0.1	51	100	30[4]	11.6	9.2	32[5]	14.4
Ongoing projects	0.2	0.6	0.7[2]	0.1	39	17	63[4]	9.9	7.9	64[6]	9.0
Total	**4.8**	**5.2**	**7.6**	**2.4**	**719**		**557**				
Development properties[1]	2.4										
TOTAL	**7.2**										

1 "Development properties" refers to land with building rights for commercial use, totaling about 1,310,000 sq m.discribed below.
2 Internal appraisal on each respective completion date.
3 Estimated operating net before central company and business area overhead in 2004 on annual basis assuming current occupancy rate.
4 Estimated operating net before central company and business area overhead fully leased in Year 1 when the properties are completed.
5 Total of contracted rents and estimated rent for unoccupied space.
6 Estimated rental value fully leased in year 1 when the property is completed.

Properties investments, divestments and capital gains


SEK bn
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
2000 2001 2002 2003 2004
Divestments
Investments
Capital gains

Volume of commercial project development[1]


SEK bn
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
2000 2001 2002 2003 2004
Projects sold
Ongoing real estate projects
Real estate projects completed

1 Refers to book value of completed projects and estimated book value upon completion of ongoing projects.

Return on real estate assets, management and project development[1]

%	2004	2003	2002	2001	2000
Total return	11	9	5	16	18
of which, change in value	-2	-6	-7	-1	9

1 Including operating net and change in value of property management portfolio plus estimated development gains on completed and divested projects.

company SachsenFonds GmbH, which also bought the Bredovsky Dvur office property in Prague. The East-West Business Center office property in Budapest was sold to the Irish fund Polonia Property Fund LP, which is managed by Allied Irish Bank.

A new office building project in Budapest, Light Corner, was started during the year and will be completed during 2006. An additional office building project is under construction and will be completed in 2005, Budejovika Alej in Prague. The estimated total investment in these two projects amounts to about SEK 0.4 billion.

The rental market in Budapest and Prague is expected to remain stable during 2005. After several years of rising vacancies and falling office rent levels in Warsaw, a recovery is expected in 2005. There are signs of stabilizing or even falling vacancy rates. Demand in the investment market is projected to remain strong.

Commercial Project Development 2004

Further information about Skanska's commercial project development and its property portfolio can be found in "Commercial Project Development 2004." This publication can be downloaded from www.skanska.com (click "Investor Relations," "Financial Reporting" followed by "Property List.") and can also be ordered in hard copy from Skanska AB, Investor Relations.


Value
Value creation in Project Development
1
2
3
4
5
6
Time
18–36 months
1 Planning/ zoning
2 Design/ pre-construction
3 Leasing
4 Construction
5 Property management
6 Divestment

BOT business stream

Skanska BOT develops and invests in privately financed infrastructure – for example road and hospital projects as well as projects in the energy sector – built and operated as public-private partnerships.

SEK M	2004	2003
Net sales	33	87
Operating income	31	27
Investments	-188	-115
Divestments	7	1
Operating cash flow	-215	-172
Capital employed	1,433	1,243
Return on capital employed, %[1]	3.4	3.8
Return on capital employed, %[2]	10.9	10.1

1 According to the financial statements
2 According to the definition of financial targets, including change of value in commercial properties and the BOT portfolio

Estimated 10-year cash flow in the BOT portfolio given its current composition


SEK M
800
600
400
200
0
-200
-400
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Estimated cash flow from project companies (dividends, interest payments, loan principal repayments).
Remaining investment obligations, total SEK 0.7 billion.

Fortaleza (Breitener), Brazil, is a diesel-powered power generation station intended for production of backup power. The power station, a joint project of Skanska BOT and Skanska Latin America, was completed in only six months.


SKANSKA
Miguel Dobro
SKANSKA



In Derby, construction is underway on a new hospital that will be operated as a public-private partnership. The British term for such projects is Private Finance Initiative (PFI). Skanska BOT holds half the ownership consortium, and Skanska UK has the full design-build contract for the hospital, worth GBP 333 M. The first half of the 155,000 sq. m (1.68 million sq. ft.) project will be completed in 2006.

Build Own/Operate Transfer (BOT), Public Private Partnership (PPP) and Private Finance Initiative (PFI) are different labels that all refer to alternative financing solutions for public amenities.

Skanska BOT develops and invests in privately financed infrastructure – for example roads, hospitals and power generation projects – which are built and operated in public-private partnerships.

Value for taxpayers

Public-private partnerships are advantageous for customers, taxpayers, users and builders. This model can:

- make room for increased investments in public amenities within given budget limits,
- spread large public investments over longer time periods, usually 25 to 40 years,
- increase the benefit to taxpayers through earlier availability, higher standards and quality,
- lower the life-cycle costs through effective solutions,
- encourage close cooperation between builder and owner, as well as improve understanding of the needs of users,
- be an incentive to speed up completion, since the facility will generate a return only once it is placed in service.

Collaboration with construction units

Skanska BOT's operations focus on selected markets and are carried out in collaboration with Skanska's construction units.

These operations generate value by:

- providing large construction contracts to Skanska's construction business,
- securing profitability through increased control and more efficient risk-sharing between owner and builder, as well as more proactive management of risks and opportunities during project implementation,
- creating long-term service and maintenance contracts,
- generating a revenue stream during the operation phase,
- realizing a surplus value upon divestment and/or refinancing.

Highways

As for the ways that revenues are generated, there is a whole spectrum – from systems based on the number of users to a fixed access fees.

The Autopista Central highway project in Santiago, Chile is a toll road where motorists pay a direct user fee. The profitability of the project depends on the number of vehicles using the road, and Skanska's risk and potential depends on the traffic trend.

The E 39 European highway project south of Trondheim, Norway employs a different system. The Norwegian Public Roads Administration charges motorists a fee while Skanska's compensation is based entirely on the availability of the road. Skanska is paid by the Administration to keep the road in good condition, regardless of traffic intensity. On the highway between Helsinki and Lahti, Finland, compensation from the Finnish Road Administration (Finnra) is based mainly on availability, combined with certain payments based on traffic volume. In both these projects, Skanska's risk is primarily limited to the operation and maintenance phase.

Hospitals

In British hospital projects, compensation is also based on availability. Skanska's responsibility is to ensure that there are functional hospital premises for healthcare services. This applies both to the number of hospital beds and to such technical installations as electricity, telecom, water and wastewater systems. Also included are such other functions as indoor climate control, cleaning and security services. However, Skanska is not involved in the actual healthcare, which is provided by the National Health Service.

Large, complex projects

Preparing tenders for BOT projects is generally very costly. The projects are large, and their complexity requires major work in a number of specialties. To win a tender competition, Skanska's proposal must be competitive in all respects – not only in terms of price but also when it comes to financing, design, construction, service and maintenance. Skanska has therefore built up close long-term collaboration with a number of reliable partners, among them the UK-based companies Innisfree and Laing, which participate in several of Skanska BOT's projects.

The scale of work varies greatly between different types of projects. In large hospital tenders, for example, the design task is much more extensive than in a road project. The total tender costs for the British hospital projects that Skanska has been awarded have amounted to some 2–3 percent of the entire project value, which often totals several billion Swedish kronor. Those who submit losing tender normally receive little or no compensation for their invested costs. To date, Skanska has been highly successful at being awarded the projects for which it has chosen to tender.



The new hospital project in Coventry includes a 1,212 bed acute hospital, a mental health unit and teaching and research facilities. Skanska UK is responsible for the design and building of the entire project.



A new stretch of the E39 highway south of Trondheim is Norway's largest public-private partnership. Efficiency gains in such projects are estimated at 40 percent compared to traditional contracting, according to the Public Roads Administration and Ministry of Transport and Communications.


WORKING
WIT
SKAN

Upgrading of publicly owned U.K. schools will largely occur within the framework of the country's Private Finance Initiative (PFI). Skanska BOT and Skanska UK are expanding and upgrading two of London's largest secondary schools, Bexleyheath and Welling, in southeastern Greater London.

Skanska BOT has twelve projects in its portfolio, most of them in Europe and Latin America. One of these twelve projects was started during 2004. Skanska was also selected for three new public-private partnership projects, of which two during the year.

In 2004, Skanska signed an agreement, conditional on financing, to develop the A1 motorway in Poland. The country's road administration has assigned a consortium led by Skanska to finance, design, build and operate a 90 km (56 mi.) long stretch of highway south of Gdansk. Skanska BOT's share in the owner company is initially 51 percent. The construction assignment, with an estimated value of some SEK 4.5 billion (EUR 500 M), will be Skanska's largest-ever civil construction project in Poland.

In the U.K., a regional hospital authority has selected Skanska to finance, design, build and operate the King's Mill Hospital and Mansfield Community Hospital in Nottinghamshire. Skanska BOT has a 50 percent share in the owner consortium. Skanska's construction contract is worth an estimated SEK 3.6 billion (GBP 265 M).

During 2004 Skanska BOT began a school project in the London Borough of Bexley after signing both financing and construction contracts. The company has a 50 percent share in the owner consortium. Skanska was awarded the entire design and construction contract, which is worth about SEK 400 M (GBP 29.3 M). The assignment, which includes the Bexleyheath and Welling secondary schools, is the largest school project in the U.K.'s PFI program.

Financing agreements for the Polish highway and the hospitals in Nottinghamshire are expected to be signed during 2005, when Skanska will begin these construction assignments. The same is true of London's St. Bartholomew's Hospital (Barts) and Royal London Hospital, for which Skanska was selected in 2003. The latter construction contract may be worth SEK 13 billion, in which case it will be Skanska's largest-ever project.

The BOT portfolio
Investments in shareholders' equity and subordinated debt loans

BOT project, amounts in millions	Ownership stake, %	Currency	Year-end book value	Total committed investment	Estimated surplus value	Year of start-up/ year in full operation	Concession period until
In operation (fully or partially)							
Bridgend Prison, United Kingdom	9	GBP	1	1		1997	2022
Nelostie Motorway, Finland	50	EUR	4	4		1999	2012
Breitener Power Plant, Brazil	35	USD	12	12		2002	2004
King's College Hospital, United Kingdom	33	GBP	2	2		2003/2004	2037
Harbor in Maputo, Mozambique	33	USD	4	4		2003/2004	2017
Autopista Central, highway, Chile	48	USD	121	180		2004/2007	2031
Coventry & Rugby Hospital, United Kingdom	25	GBP	0	10		2007	2035
Ongoing projects							
Bexley Schools, United Kingdom	50	GBP	0	2		2006	2031
Ponte de Pedra Hydropower, Brazil	50	USD	33	39		2005/2006	2036
LLC Nordvod, Waste Water Treatment, Russia	14	EUR	1	2		2005	2017
Derby hospital project, United Kingdom	25	GBP	0	10		2009	2038
E 39 European Highway, Norway	50	NOK	43	75		2005	2028
Total		**SEK**	**1,241**	**1,989**	**900**		

Sustainable development





Our vision is for Skanska to outperform all the time – in profitability as well as in sustainability.

For Skanska, sustainability means that social and environmental aspects are incorporated into its decision-making processes and work practices. An optimal balance of social, environmental and economic elements is the basis for long term prosperity. Thus, for example, Skanska is continually improving the integration of human and labor rights, business ethics, environment and stakeholder relations into its operations.

International involvement

Skanska is an active supporter of the United Nations Global Compact, a partnership between the UN and the international business community aiming to implement the 10 UN principles covering human rights, labor conditions, environmental management and since June 2004, corruption and bribery. On the issue of corruption and bribery, Skanska is continuing its role as a company pushing to improve business ethics in the construction sector. Skanska is a founding member of the Swedish national chapter of Transparency International, launched in 2004. In addition, Skanska joined forces with other key players in the engineering, construction, energy and mining sectors at the World Economic Forum in 2004, signing a commitment to fight corruption and bribery.

Safety

In August 2004, Skanska launched its revised safety strategy. Based on the Code of Conduct, it is aimed at reinforcing a culture of pursuing continual safety performance improvement and a shift from safety compliance to safety-mindedness. The revised strategy is an important step in achieving an injury-free workplace. All Skanska units have introduced safety management systems including policies, objectives, targets and action plans. In addition, these systems specify responsibilities, risk assessments, training programs, monitoring, audits and management reviews.

At the business unit level, Skanska monitors accident rates and assesses these against national construction industry averages (see chart below). All business units are operating below industry averages in 2004. In Poland, comparable industry averages are not available, but Skanska Poland maintained the same good performance as in 2003. Starting in 2005, Skanska will also report lost-time accidents per million working hours.

Unfortunately Skanska had 2 fatalities and subcontractors 16 in 2004. Most of these fatalities were related to falls from heights and traffic accidents. In addition to investigations by authorities, Skanska carries out its own inquiries. The results are reported to the CEO and the Senior Executive Team.

Skanska employee accident rate performance in 2002–2004 compared to local industry averages
Industry averages from 2003 have been used where information from 2004 is not available.


%
150
100
50
0
National industry averages
2002
2003
2004
Skanska Sweden
Skanska Norway
Skanska Denmark
Skanska Finland
Skanska Czech Republic
Skanska UK
Skanska USA Building
Skanska US Civil
Skanska Latin America

Environmental management

By the end of 2004, 99 percent of Skanska net sales were covered by certified environmental management systems. The remaining 1 percent is due to recently acquired units, where implementation of environmental management system is underway and will be completed within the established two-year time limit after acquisition. So far, Skanska is the only global construction company that has implemented certified environmental management systems throughout its organization.

Increasingly, tools are being developed to raise environmental standards during design and construction. One such example is the LEED rating system administered by the United States Green Building Council (USGBC). The performance levels are used for assessing buildings and meeting ambitious goals in the areas of water savings, energy efficiency, materials selection and indoor environmental quality.

Environmental audits

	2004	2003	2002	2001
Internal	1,282	1,568	1,753	1,431
External	241	143	143	185

Order value of projects with higher environmental standards

USD M	2004	2003	2002	2001
Client initiative	3,928	4,699	2,701	1,843
Skanska initiative	3,699	3,636	3,549	5,320
Total	**7,627**	**8,335**	**6,250**	**7,163**

Committed to sustainability

In 2004 the investment community, in particular the socially responsible investment community, recognized Skanska's work by including the Company in the Dow Jones Sustainability Index for 2005. In addition, Skanska ranked "best in class" for the construction sector in an assessment by Storebrand in Norway.

For additional information on sustainability performance, see the Skanska Sustainability Report 2004.

Risk management

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from manufacturing industry that has permanent facilities.

Projects are Skanska's primary source of revenue. The Company's profitability is dependent on the earnings of individual projects. Unforeseen risks can cause losses. A loss-making project not only results in the absence of profit; it also consumes disproportionately much executive time, while the project is unable to cover its own administrative expenses. Given the traditionally low margins in the business, several profitable projects are thus needed in order to offset a single loss-making project.

In the construction business, risks of execution are substantially higher than financial risks. For this reason, the Company's ability to foresee and manage risks in this business is crucial in achieving good earnings.

Risk management model

To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Management (ORA) system for identifying and managing potential risks throughout the Group.

With the help of ORA, Skanska evaluates larger, more risk-exposed construction projects continuously, from tender preparation to completion of the assignment, with regard to technical, legal and financial risks. It also analyzes a number of general "public exposure" issues – among them ethical, social and environmental aspects – in conjunction with planned projects.

Analyses of earlier loss-making projects indicate that such factors as improper choices related to project management and geographic location are often behind poor outcomes. Experience also shows that initial profitability problems tend to worsen rather than to ease over time.

The ORA process means that the preparation of tenders is systematized. Possible new projects are analyzed in light of the core strengths of local units in terms of expertise and geographic market, as well as contract types and contract size.

Potential projects must match the established expertise profile of a unit.

After completing a risk assessment, the Senior Executive Team decides, in consultation with the local management, whether a tender should be submitted and whether identified risks must be limited by means of specific measures.

Skanska's risk management model does not imply avoidance of all risks, but instead aims at identifying, managing and pricing these risks. A new support unit, Skanska Project Support, has been established to provide business units and the Senior Executive Team with back-up in the analysis, planning, follow-up and implementation of major civil construction projects.

Fewer loss-making projects

In all types of major projects that continue over a long period, Skanska conducts regular follow-up of its risk assessment. In addition, the Senior Executive Team carries out quarterly reviews of a number of projects, equivalent to about one third of total construction volume. Since systematic risk management work was introduced in 2002, the number of new loss-making projects has declined.

Foreign exchange risks

Project revenues and costs are normally denominated in the same currency, and transaction risks from exchanges between different currencies are thus very limited. Known and budgeted financial flows are hedged. The foreign exchange risk that arises because portions of the shareholders' equity of the Group are invested long-term in foreign subsidiaries – translation exposure – is not hedged. Shareholders' equity in U.S. operations was previously hedged. Investments in project development and BOT are hedged, since the intention is to sell these assets over time.

Sensitivity analysis

	Net sales	Operating income	Shareholders equity
SEK +5%	- 4,400	- 15	- 330
USD +5%	+2,100	-10	+140

Sensitivity to translation effects in case of
a) unilateral change in SEK against all currencies
b) unilateral change in USD against SEK

Interest rate risks

Interest rate risk is the impact on earnings arising from a change in interest rate. Interest-bearing assets exceed interest-bearing liabilities. This means that net financial items are favorably affected by an increase in interest rate. At year-end 2004, the average interest refixing period for interest-bearing assets, SEK 12.4 billion, was 0.2 (0.1) years and on interest-bearing liabilities, SEK 4.9 billion, was 1.3 (1.1) years.

Interest-bearing liabilities and assets

SEK bn	Dec. 31, 2004	Dec. 31, 2003
Interest-bearing gross debt including pension liabilities	-4,9	-10,1
Liquid assets and interest-bearing receivables	12,4	10,2
Interest-bearing net cash	7,5	0,1

Refinancing risks and liquidity

Refinancing risk is the risk caused by lack of liquidity or difficulty in obtaining or rolling over unutilized external loans. At year-end 2004, the Group's unutilized long-term credit facilities totaled SEK 5.6 billion (5.2) and the average maturity of the borrowing portfolio was 3.0 (2.2) years.

Operational risk assessment


SENIOR MANAGEMENT REVIEW AND APPROVAL
TENDER
POTENTIAL PROJECTS
IDENTIFYING OPPORTUNITIES
Is this project in line with core strengths ?
- geography - customer
- project type - contract size
YES, MITIGATE RISK, DEVELOP TENDER
NO, STOP
CONTINUOUS PROJECT REVIEW

Order backlog, SEK 113 billion


Project size
Number of projects
USD 0-15 M 28%
USD 15-30 M 12%
USD 0-100 M 25%
USD >100 M 35%
USD 0-15 M 95%
USD 15-30 M 2%
USD 0-100 M 2%
USD >100 M 1%

Employees



It is the thousands of individual projects that determine Skanska's success, and how these projects are implemented depends on the Group's employees and their processes.

To the customer, a construction project is often the biggest single investment of a lifetime. Whether the customer is satisfied depends not only on whether the final product meets the promised quality standards, but also on people and processes, on relationships, teamwork and trust. The actions of employees decide the final impression and determine whether customers are satisfied and projects are profitable.

Developing good managers

Skanska works actively with employee development. The Human Resources staff unit analyzes and keeps track of overall employee development efforts with a focus on the management teams of Skanska's business units. These units themselves are responsible for people further out in the organization.

A corporate talent management program includes review and analysis of employees with leadership potential. The aim of the program is to give employees an opportunity to grow at Skanska and promote the development of the Group by:

- retaining those employees with the greatest potential, thereby safeguarding the supply of management candidates,
- continuously improving the Group's expertise.

IT-based analysis system

For analysis and evaluation of employees, Skanska uses an IT-based system aimed at ensuring a clear, transparent process. Both the supervisor and the employee perform separate evaluations of the employee's strengths and development needs, ambitions and financial performance. Subsequent analysis takes plaxce in light of the most important parameters of Skanska's leadership profile – customer focus, strategic thinking, skillful execution, results orientation, ability to lead people and personal qualities. The process then leads to ranking by outcomes, a succession plan and an individual development plan. During 2004, the Group level leadership review encompassed 670 people, more than double the number in 2003. About 20 percent were deemed to have the potential for promotion to a higher position within three years, which is estimated to cover the need the Group has projected.

Local action plans

Skanska's business units are responsible for identifying their respective needs over the next few years. Thousands of employees are thus involved and undergo evaluation yearly. Each of the 14 business units applies the same IT system and methods of analysis as at the Group level, but local action plans vary, depending on differing needs and operations. For example, project development units use their own employees exclusively, whereas major construction projects involve numerous subcontractors.

Skanska Sweden's Competence Center develops and implements training programs in such fields as project management, leadership and business skills. It provides training both in the form of free-standing short courses and programs up to two years long. During 2004, 1,400 individuals participated in these training activities.

The business units are also responsible for human resource development for their own personnel further out in the organization, including skilled workers.

Transfer of knowledge

In 2004, various local employee development initiatives were undertaken. In the Czech Republic, Skanska is one of the country's most attractive employers. The Czech business unit, which is expanding, hired about 80 people from universities and the institutes of technology during the year. At Skanska Norway, a number of experienced employees were moved from the management level out into field operations. In this way, the Norwegian unit achieved transfer of knowledge to its projects while creating room to promote a number of younger employees.

More women in management positions

So far, the Group has only six percent women in management positions. In Sweden, an initiative aimed at women applicants enabled Skanska to employ and train more women in its asphalt operations. In both Sweden and Norway, more women have been appointed as regional managers.

Less absence due to illness

In Skanska's various companies, absence due to illness (sick leave) is an important issue. There are clear differences between skilled workers and white collar employees in the reasons for absences. White collar employees also have a significantly lower rate of sick leave. At Skanska Sweden, such absences declined from 5.1 percent to 4.9. Elsewhere in the Nordic region, the trend is positive in Norway and Denmark while sick leave rose in Finland.

Average number of employees


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004

White collar/ blue collar employees



White collar 36%
Blue collar 64%

Female employees

% by job category	2004	2003
Skilled workers	4	3
White collar employees	22	23
Skanska AB Board	22	22
Senior executives	6	6
Total	11	10

Share data

- Skanska's market capitalization totaled SEK 33.4 billion at the end of 2004.
- Skanska's share price rose by 26 percent to SEK 79.75 during the year.
- Average volume per trading day rose by 33 percent to 1,687,128 shares.
- The proposed dividend for 2004 is SEK 4.00 per share.

Skanska's Series B shares are quoted on the A list of Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) under the SKAb symbol in round lots of 200 shares. Current price information is available on Skanska's web site, www.skanska.com, in the Reuter system under the SKAb.ST symbol and in the Bloomberg system under the SKAB SS symbol.

At the end of 2004, there were a total of 418,553,072 shares outstanding, with a par value of SEK 3 per share. Of the shares outstanding, 28,538,696 were Series A shares with 10 votes apiece and 390,014,376 Series B shares with one vote apiece. Of the shares in circulation, Series B shares accounted for 93.2 percent of shares and 57.7 percent of voting power. During 2004, the number of Skanska shares traded on Stockholmsbörsen totaled 426,843,443 (314,950,284), at a value of SEK 28.8 billion (15.9). The average volume per trading day amounted to 1,687,128, an increase of 33 percent from the average volume of 1,264,861 shares during 2003. Trading volume during 2004 was equivalent to 109 (81) percent of the total number of Series B shares outstanding at the end of the year.

Skanska share history

	2004	2003	2002	2001	2000
Year-end market price, SEK	79.75	63.50	51.00	68.50	97.50
Year-end market capitalization, SEK bn	33.4	26.6	21.3	28.7	41.5[3]
Average shares for the year, million	418.6	418.6	418.6	420.0	444.6
Shares outstanding at year-end, million	418.6	418.6	418.6	418.6	426.1
Highest share price during the year, SEK	83.75	65.00	83.50	106.40	106.13
Lowest share price during the year, SEK	57.50	38.10	41.20	57.00	68.50
Yield, percent[1]	5.0[2]	4.7	3.9	4.4	3.5

1 Dividend as a percentage of respective year-end share price.
2 Based on the dividend proposed by the Board of Directors.
3 Excluding repurchased shares, equivalent to SEK 2.9 billion.

Changes in shares outstanding (millions) and capital stock

Year and event	Reduction	Stock dividend	New share issue	Shares out-standing	Par value of capital stock SEK M
1991 1:1	–	63.0	–	125.9	1,259.2
1994 conv.	–	–	–	125.9	1,259.2
1997 redemption 1:10	–12.0	–	–	113.9	1,255.6
2001 cancellation of repurchased shares	-9.2	–	–	104.7	1,255.6
2001 split 4:1	–	314.0	–	418.6	1,255.6

The largest shareholders in Skanska AB, holdings on December 31, 2004

Shareholders	Series A shares	Series B shares	% of capital stock	% of voting power
Industrivärden (investment company)	17,302,756	15,138,000	7.8	27.9
AMF Pension (retirement insurance)		25,281,500	6.0	3.7
Robur mutual funds (Swedbank)		10,971,477	2.6	1.6
SHB/SPP mutual funds		9,258,310	2.2	1.4
Zenit Fund		8,200,000	2.0	1.2
State of New Jersey Pension		8,000,000	1.9	1.2
Didner & Gerge Mutual Fund		6,725,000	1.6	1.0
Svenska Handelsbanken (SHB)	2,000,000	4,432,179	1.5	3.6
Second Swedish National Pension Fund		6,195,454	1.5	0.9
First Swedish National Pension Fund		5,794,550	1.4	0.9
10 largest shareholders	**19,302,756**	**99,996,470**	**28.5**	**43.4**
Other shareholders in Sweden	9,152,612	187,191,803	56.4	47.4
Other shareholders abroad	83,328	102,826,103	15.1	9.2
Total	**28,538,696**	**390,014,376**	**100.0**	**100.0**

Sources: VPC, SIS Ägarservice.

Share performance

During 2004, the market price climbed by 26 percent to SEK 79.75 per share as the final price paid in 2004. The overall market capitalization of Skanska thus rose during the year to SEK 33.4 billion. The highest price paid for a Skanska share was SEK 83.75 on December 2. The lowest price paid was SEK 57.50 on April 29. The Stockholm All Share Index (SAX) rose during 2004 by 17.6 percent. The Dow Jones Titans Construction Index, which includes Skanska, rose by 27.5 percent.

Percentage of capital stock by shareholder category



- Swedish mutual funds, 15%
- Swedish companies and institutions, 36%
- Swedish private individuals, 22%
- Non-Swedish owners, 27%

Transfers of capital to Skanska's shareholders

	Total	2005	2004	2003	2002	2001
Regular dividend per share, SEK		4.00[1]	3.00	2.00	3.00	3.38
Regular dividend total, SEK bn	6.5	1.7[1]	1.3	0.8	1.3	1.4
Buy-backs fo Skanska's own shares, SEK bn	0.8					0.8
Total	**7.3**	**1.7**	**1.3**	**0.8**	**1.3**	**2.2**

1 Proposed by the Board of Directors

Shares by category on December 31, 2004

Category	No. of shares	% of capital	% of votes
A	28,538,696	6.8	42.3
B	390,014,376	93.2	57.7
Total	**418,553,072**	**100.0**	**100.0**

Skanska's Series B shares are also included in the Dow Jones Sustainability Index and the Dow Jones Stoxx 600.

Ownership changes

At the close of 2004, the number of shareholders totaled 80,685 (80,468). The proportion of market capitalization owned by Swedish shareholders declined during the year from 83.0 percent to 73.5 percent, and their share of voting power from 89.6 percent to 83.5 percent. Of foreign shareolders, U.S. residents made up the largest group, with about 57 million shares representing some 14 percent of market capitalization.

Of Swedish shareholders, institutional owners accounted for 69 percent, while 31 percent was owned directly by individuals.

As the table on page 28 indicates, AB Industrivärden is the Company's largest owner, with 27.9 percent of voting power.

The "free float" in Skanska's shares is regarded as making up about 375 million shares, equivalent to 96 percent of the number of Series B shares outstanding.

Dividend policy

Future earnings are expected to support the growth in operations as well as growth in the regular dividend. It is expected that the payout ratio can be at least 50 percent.

Dividend

The Board of Directors proposes a dividend of SEK 4.00 (3.00) per share for 2004, for a total payout of SEK 1,674 M (1,256).

Total return

The total return on a share is calculated as the change in share price, together with the value of dividends. During 2004, the total return on a Skanska share amounted to 32 percent. Stockholmsbörsen's SIX Return Index rose by 21 percent during the year.

During the five year period January 1, 2000 to December 31, 2004, the total return on a Skanska share was 25 percent. During the same period, the SIX Return Index had a negative return of 21 percent.

Major listed construction companies

	Absolute return 2004,%	Total return 2004,%	Total return 2000-2004, %	Market capitalization, SEK bn	Net sales, SEK bn[1]	Income after financial items, SEK bn[1]	Return on equity, %[1]	Return on capital employed, %[1]
AMEC (United Kingdom)	15	19	41	7.0	60.7	1.4	22.5	13.3
ACS (Spain)	30	32	128	53.3	97.4	4.5	21.2	15.6
FCC (Spain)	21	25	104	30.6	54.9	4.7	17.8	13.1
Ferrovial (Spain)	42	44	188	49.6	54.7	5.5	21.0	9.3
Fluor Corp. (United States)	38	40	33	30.2	63.9	1.9	16.2	19.9
Hochtief (Germany)	4	8	-17	15.1	95.6	1.4	1.0	13.7
NCC (Sweden)	59	66	29	9.5	45.3	-0.3	-6.8	5.7
Skanska (Sweden)	**26**	**32**	**25**	**33.4**	**132.9**	**4.1**	**19.5**	**17.1**
Vinci (France)	51	57	147	74.4	164.3	2.7	18.4	12.1

1 Refers to 2003

Skanska share price movement, January 1, 2000–February 24, 2005



SEK
110
100
90
80
70
60
50
40
30
60,000
45,000
30,000
15,000
(c) SIX
Skanska B
Afv Construction Index
Afv General Index
Monthly trading volume, thousands (incl. after-hours trading), right-hand scale

Total return on Skanska shares compared to the SIX Return Index, January 1, 2000–February 24, 2005



SEK
120
110
100
90
80
70
60
50
40
30
2000
2001
2002
2003
2004
2005
(c) SIX
Skanska B
SIX Return Index

Report of the Directors

The Board of Directors and the President of Skanska AB hereby submit their report on the operations of both the Company and the Group in 2004.

Skanska's core business performed favorably during the year. Residential Project Development and Commercial Project Development continued to report good earnings. Construction operations, except for operations in the United States and the United Kingdom, showed improved earnings and higher margins.

Despite the weak market growth of recent years, the Group is now well on its way toward achieving the financial targets established early in 2003. Capital employed has been further reduced as part of the Group's strategy for more efficient capital use, and most of the Group's key financial figures improved during the year.

In Construction operations, however, project margins were squeezed during 2004 by two projects – one in the U.S. and one in the U.K. – as well as rising material prices.

The steps that the Group continuously take to adapt its selling and administrative expenses to the prevailing market situation have resulted in a lowering of these expenses, both in absolute and relative figures.

Skanska USA Building initiated an action program to improve efficiency and customer focus in its operations, with the aim of generating growth and higher margins from 2005 onward. The action program included cost reductions through closures of operations in a number of locations, centralization of administrative support functions and improved project oversight, as well as increased customer service. SEK 150 M was charged to earnings for implementation of the plan.

Late in 2004, the Group carried out writedowns in the earnings of a number of ongoing projects at Skanska USA Building. These writedowns totaled about SEK 410 M in the fourth quarter. Steps have also been taken to decrease the risk level in these operations.

Skanska's earnings in the United Kingdom were written down by SEK 685 M for a liquefied natural gas (LNG) engineering and construction contract. The project was originally an internal consortium between the Group companies Whessoe (65 percent) and Skanska UK (35 percent). When the operations of the LNG specialist company Whessoe were divested, its share of the project was not included in the divestment.

The writedown is a consequence of numerous engineering-related changes and delays in the project during the implementation phase. Only at year-end 2004, when the project was in an advanced stage, did it become evident that extensive and very costly extra outlays needed to be made in order to solve the problems and complete the project. A significant part of the cost overrun is due to the costs of steps to speed up project completion.

Divestments

During 2004, Skanska decided to divest a number of units whose operations are not in line with its strategic focus on selected geographic home markets, or that operate in certain small market segments outside the Group's actual core business.

During the second quarter, Skanska sold the British LNG engineering consultancy Skanska Whessoe.

The divestment of Skanska's mining contracting business in South Africa and Canada was completed during July. The sale involved the Group's 79.1 percent shareholding in the publicly listed The Cementation Company (Africa) Ltd and the wholly owned subsidiary Cementation Skanska Canada Inc. and resulted in a capital loss of SEK 5 M. In the 2003 financial statements, the Group also charged against earnings a writedown of SEK 87 M of goodwill allocated to these units when they were acquired. The net sales of the units included in this divestment totaled SEK 1.8 billion in 2003, with operating income of SEK –75 M. At year-end 2003, there were about 8,600 employees in these units.

Skanska sold its shareholding in Hong Kong-based Gammon Skanska Ltd, equivalent to 50 percent of the shares, with a capital loss of SEK 35 M. The Group's share of the company's 2003 earnings amounted to SEK 34 M.

In the third quarter, the operations of Skanska Services were divested for a sale price of about SEK 1.2 billion. The capital gain totaled nearly SEK 1.2 billion. In 2003, the company had about 1,400 employees and reported sales of SEK 2 billion.

Businesses divested
Amounts included in 2004 financial statements

SEK M	Net sales	Operating income	Capital gain/loss	Total
Skanska Whessoe	488	–609		–609
Skanska Cementation	1,041	20	–5	15
Skanska Services	1,099	83	1,165	1,248
Skanska Cementation India	735	–119	–45	–164
Gammon Skanska		7	–35	–28
Myresjöhus	950	65	298	363
	4,313	**–553**	**1,378**	**825**

An agreement on divestment of the majority shareholding (80.4 percent) in Skanska Cementation India Ltd was signed in October. The sale price amounted to about SEK 100 M and the divestment yielded a capital loss of about SEK 45 M. In addition, Skanska carried out a writedown of about SEK 100 M in acquisition goodwill during the year. In 2003, the company reported sales of SEK 1 billion, with operating income of SEK 7 M, and had about 2,400 employees.

An agreement on divestment of all shares in the wholly owned Swedish subsidiary Myresjöhus was signed late in 2004. The sale price totaled about SEK 500 M, with a capital gain of about SEK 300 M.

Myresjöhus, a prefabricated wooden building specialist, reported 2003 sales of about SEK 1 billion with operating income of about SEK 47 M and had about 400 employees. The divestment is conditional upon the approval of the appropriate public agencies.

Discontinuing operations

The effect on the 2004 financial statements of discontinuing operations, including divested operations, can be seen in the table.

Amount included in 2004 financial statements

SEK M	Net sales	Operating income	Capital gain
	5,006	–610	1,378

Some of the specialized companies in the Group whose operations are not part of the Group's core business will be divested. During the year, a detailed plan for discontinuing these operations during 2004 and 2005 was approved by Skanska's Board of Directors. The businesses in the process of being discontinued at year-end 2004 were mainly specialized companies owned by Skanska Sweden.

The strategic evaluation carried out by Skanska's Senior Executive Team identified a number of units that are not deemed to create sufficient positive synergies with contracting operations or with residential project development operations. The companies included are Skanska Modul, Skanska Prefab Mark and Skanska Glasbyggarna in Skanska Sweden and Honkavaaran Maastörakennus in the St. Petersburg region of Russia.

External 2004 net sales of the businesses included in the planned divestments totaled about SEK 700 M, and capital employed totaled about SEK 600 M. The businesses in question have a total of about 660 employees.

Alleged cartel

As a result of the Swedish Competition Authority's investigation of a number of companies, among them Skanska, concerning alleged collusive anti-competitive practices related to contract tenders for asphalt and paving contracts, in March 2003 the Competition Authority filed suit against 11 companies with asphalt operations, among them Skanska. The suit requested a total amount of SEK 1.6 billion in fines for alleged infringements of the Swedish Competition Act, of which Skanska's share was SEK 664 M. Skanska denies the Competition Authority's allegations.

The case is unusually extensive. In December 2003, Stockholm City Court announced an "intermediate judgment" concerning interpretations of Section 6 of the Competition Act, in light of statements to the effect that the National Road Administration has participated in collusive anti-competitive practices aimed at the Administration's own procurements. After examination of the intermediate judgment issue by the Swedish Market Court in September 2004, it was determined that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than January 2006.

In Norway and Finland as well, investigations by competition authorities are underway concerning Skanska's possible involvement in anti-competitive activities in the asphalt and civil engineering sector.

The amounts of infringement fines proposed by the competition authorities, SEK 664 M in Sweden and SEK 99 M in Finland, are reported in Skanska's financial statements as contingent liabilities, among other things in light of the great uncertainty that characterizes the outcome of these legal actions.

During the year, companies suspected of having participated in cartel activities in Sweden, among them Skanska, were sued by a number of individual Swedish municipalities that maintain that they suffered damage in procurements alleged to have been the object of collusion by cartels between contracts. Skanska was sued for a total of SEK 45 M, and this amount was reported as a contingent liability.

Ruling in tax case

A 2003 ruling of the Administrative Court of Appeal in Stockholm approved the tax deductions claimed by the Skanska Group related to the decline in value of the Polaris Aircraft Leasing limited partnership, in which the Group is a limited partner. This overturned the previous ruling in April 2001 of the County Administrative Court, which had disallowed the deductions in accordance with the request of the Tax Authority.

Taking into account the change in the tax value of Skanska's holding in the limited partnership, the ruling of the Administrative Court of Appeal had a positive impact of about SEK 400 M on 2003 earnings. The cash flow effect totaled more than SEK 750 M.

The Tax Authority requested a hearing in the Supreme Administrative Court, and the case was thus not finally decided during 2003.

During 2004, the Supreme Administrative Court decided not to grant a hearing to the Tax Authority. This confirms the ruling of the Administrative Court of Appeal from March 2003.

The decision had no impact on the Group's 2004 earnings.

The market

Construction investments in several of Skanska's markets showed signs of a slow recovery. In the Nordic countries, the situation was cautiously positive. Poland, Estonia and the Czech Republic – new members of the European Union – performed favorably. However, competition in Poland remained intensive. In the United Kingdom, the volume of projects in the BOT (or PFI) sector was still growing, while investment volume in other segments of importance to Skanska was low. In the United States, investment activity in industrial and commercial construction remained low. Vacancy rates were still high, resulting in low demand for new office space.

Civil construction in most Skanska markets increased slowly. In the U.S., however, civil construction remained at a low level, as a consequence of large budget deficits in individual states. The Norwegian civil construction market was favorably affected by BOT investments in highways as well as projects for the oil and gas industry. In Finland as well, civil construction grew. In South America, economic recovery continued, with power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remained at a high level in the Czech Republic and Finland. In Sweden and Norway, the number of projects started increased. In most markets, the volume of planned housing starts also rose. The increase consisted of housing units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets stabilized. A cautious approach to investments in new projects remained. In Scandinavia there was good demand for well-located shopping center and logistics properties with efficient space.

Transition to International Financial Reporting Standards (IFRS)

Beginning with 2005, the Group's accounting principles will fully comply with International Financial Reporting Standards (IFRS), which have been endorsed by the European Commission (the EU).

Skanska's Three Month Report for January-March 2005 will comply with IFRS. In this interim report, the comparative year 2004 will also be reported on a quarterly basis in accordance with IFRS.

The transition from Swedish accounting standards to IFRS is expected to result in an increase of SEK 332 M in the shareholders' equity of the Skanska Group on January 1, 2004 and an increase of SEK 610 M on December 31, 2004, respectively.

Net profit is expected to increase by SEK 525 M on December 31, 2004 as an effect of the transition. The balance sheet total is expected to increase by about SEK 400 M on December 31, 2004, and by an additional SEK 500 M on January 1, 2005 as an effect of the application of International Accounting Standard IAS 39. Shareholders' equity is expected to decrease by about SEK 10 M.

The IFRS-related change in the 2004 opening balance is mainly affected by IAS 19, "Employee benefits," and by IAS 23, "Borrowing costs."

Other IFRS standards that affected the opening balance are IAS 38, "Intangible assets," IAS 16, "Tangible fixed assets," and IAS 11, "Construction contracts."

The changeover to IFRS reporting in the 2004 closing balance was affected mainly by IFRS 3, "Business Combinations," and by the exemption rules in IFRS 1 on the transitional rules for applying IFRS, as well as by IAS 21, "The effect of changes in foreign exchange rates."

A more detailed account of the effects of the transition to IFRS is found in Note 2.

The information compiled by Skanska concerning the transition was prepared according to the IFRS principles that are expected to be in force on December 31, 2005. IFRS is the object of continuing reviews and approvals by the EU, and changes may thus still occur.

Events after the end of the financial year

During January 2005, Skanska sold three fully developed properties in the Copenhagen area for a total of about SEK 870 M, with a capital gain of about SEK 225 M.

Shareholders' equity in Group companies outside Sweden is normally not hedged against foreign exchange risks, since these companies are regarded as investments of a long-term nature. Among the exceptions that have occurred is shareholders' equity in U.S. operations. Early in 2005, decisions were made to end this currency hedging. These decisions were implemented during February 2005 and did not give rise to any effect on earnings.

Order bookings and backlog

The Group's order bookings rose by 1 percent to SEK 121,903 M (121,128). SEK 5,289 M worth of order bookings were related to discontinuing businesses. Order bookings for continuing businesses amounted to SEK 116,614 M (114,626). Excluding negative currency rate effects of SEK 4,655 M, the increase amounted to 6 percent. The currency rate effect was mainly due to the weakening of the U.S. dollar against the Swedish krona.

Order bookings and backlog, continuing operations


SEK bn
150
125
100
75
50
25
0
Q1 -03
Q2 -03
Q3 -03
Q4 -03
Q1 -04
Q2 -04
Q3 -04
Q4 -04
Order backlog
Order booking per quarter
Order booking rolling 12 months

During the year, order bookings rose in the Czech, Polish, Swedish, Norwegian and Latin American units, while order bookings declined in Skanska USA Civil due to a continued weak civil construction market.

A number of major contracts were signed during the year.

Skanska Sweden's order bookings included nearly SEK 2.4 billion related to the construction of a rail tunnel through the Halland Ridge (Hallandsås) in southern Sweden. This sum is equivalent to Skanska Sweden's share of the project, which is being carried out in consortium with the French construction company Vinci.

During the year, Skanska Norway received a contract to carry out building and civil construction work for the land terminal of the new Ormen Lange offshore gas field. The contract is worth SEK 1.1 billion.

Skanska UK signed a renewed contract with British Telecom (BT) to expand and maintain the BT fixed telecom network in the U.K. The assignment is worth SEK 1.1 billion. In the Czech Republic, Skanska CZ received a number of major new assignments, including an extension of the subway system in Prague worth SEK 1 billion and the construction of a shopping center in Prague with a contract value of SEK 735 M.

Skanska USA Building received several large hospital-related orders with a total value of more than SEK 2.9 billion. The business unit also signed a contract to manage the construction of a biomedical research center in Baltimore. The value of this assignment totals SEK 1.2 billion.

Skanska USA Civil received an assignment to renovate the Manhattan Bridge in New York City. The contract is worth more than SEK 1 billion.

In consortium with a British company, Skanska BOT signed a contract and financing agreement for two school projects in London. Skanska BOT holds a 50 percent interest in the consortium and Skanska's investment will amount to about SEK 28 M. The contract is worth SEK 500 M.

During December 2003 Skanska BOT, in consortium with a British company, was selected to redevelop St. Bartholomew's Hospital and The Royal London Hospital in central London. The assignment is Skanska's largest ever and encompasses design and construction as well as operation and maintenance of the facilities during a 38-year concession period. The construction project, worth the equivalent of about SEK 13 billion, will be included in order bookings when contracts and financing agreements have been signed. This is expected to occur during 2005. The Skanska Group's investment amounts to about SEK 350 M.

Skanska BOT and a British company were also selected as the preferred bidder for the implementation of the privately financed King's Mill Hospital and Mansfield Community Hospital project in the U.K. The construction assignment is worth an estimated SEK 3.6 billion, and Skanska's investment will total about SEK 220 M.

Skanska BOT was selected to be responsible for the A1 highway project south of Gdansk, Poland. In September, the Polish Ministry of Infrastructure and a Skanska-led consortium signed a 35-year concession agreement. The construction contract, which is expected to be worth about SEK 4.5 billion, and the financing agreement are expected to be signed in early 2005. Skanska BOT's investment will total about SEK 180 M.

Order bookings and backlog

	Order bookings		Order backlog	
SEK M	2004	2003	2004	2003
Sweden	23,039	20,638	15,485	12,706
Norway	10,195	9,165	7,371	5,690
Denmark	3,518	3,608	2,157	1,999
Finland	7,316	8,976	4,854	5,404
Poland	4,559	3,144	3,844	2,730
Czech Republic	12,910	8,816	13,047	7,426
United Kingdom	10,850	10,876	13,318	13,684
USA Building	29,699	32,178	36,577	38,054
USA Civil	8,242	12,567	12,116	17,405
Latin America	3,924	2,401	2,885	2,087
International	1,756	1,425	1,844	2,131
Other markets	606	832	0	98
Total continuing operations	**116,614**	**114,626**	**113,498**	**109,414**
Discontinuing operations	5,289	6,502	242	6,987
Total	**121,903**	**121,128**	**113,740**	**116,401**

At year-end 2004, the Group had an order backlog totaling SEK 113,740 M (116,401), of which SEK 242 M (6,987) was related to discontinuing operations. Order backlog in continuing operations amounted to SEK 113,498 M (109,414), an increase of 4 percent. The increase included negative currency rate effects of about SEK 3,983 M. Of total order backlog, 86 percent was related to operations outside Sweden. U.S. operations accounted for 43 percent of order backlog in continuing operations.

Net sales

Net sales fell to SEK 121,263 M (132,879), a decrease of 9 percent. Negative currency rate effects comprised SEK 4,689 M of the

Net sales and percentage outside Sweden, continuing operations


SEK bn
%
170,000
150,000
130,000
110,000
90,000
70,000
50,000
30,000
10,000
-10,000
90
80
70
60
50
40
30
20
10
2001
2002
2003
2004
Net sales
Outside Sweden, %

decrease, equivalent to 4 percent. Of net sales, 22 percent were related to operations in Sweden. For comparable units, including currency rate effects, net sales fell by 8 percent. For continuing operations, net sales fell by 8 percent to SEK 116,257 M (125,850).

The decline in net sales for continuing operations was explained, among other things, by lower business volume in U.S. units as well as lower divestment volume of commercial properties than in 2003.

In the Construction business stream, sales declined by 2 percent after currency rate adjustments.

Performance analysis SEK M	Jan-Dec 2004	Jan-Dec 2003
Net sales		
Construction	107,977	114,417
Residential Property Development	5,814	5,839
Commercial Project Development	5,584	8,861
BOT	33	87
Central and eliminations	-3,151	-3,354
Continuing operations	**116,257**	**125,850**
Discontinuing operations	5,006	7,029
Skanska Group	**121,263**	**132,879**
Operating income		
Construction	1,211	1,551
Residential Project Development	524	259
Commercial Project Development	1,637	3,061
BOT	31	27
Central	-364	-470
Eliminations	46	-65
Continuing operations	**3,085**	**4,363**
Discontinuing operations	768	169
Operating income	**3,853**	**4,532**
Net interest items	-48	-393
Other financial items	14	-67
Net financial items	**-34**	**-460**
Income after financial items	**3,819**	**4,072**
Taxes	-1,158	-1,303
Minority interests	-13	-8
Net profit for the year	**2,648**	**2,761**
Earnings per share, SEK	6.33	6.60

Income

Gross income

Gross income reached SEK 9,596 M (12,892). This included income from operating activities as well as capital gains from divestments of residential and commercial project development properties. It also included write-downs in project development operations and loss provisions in ongoing projects.

Selling and administrative expenses fell to SEK 7,289 M (8,453). The action programs that were initiated earlier to reduce overhead, as well as divestments of businesses, were factors contributing to the decrease.

The gain from divested Group companies, SEK 1,413 M (14), refers to the gain on divestments of businesses in which the Group's share of ownership exceeded 50 percent.

Skanska's share of the income from joint ventures and associated companies was SEK 133 M (79), with most of the income attributable to BOT operations. The capital loss of SEK 35 M on the divestment of the Group's 50 percent holding in the Hong Kong-based Gammon Skanska is also included in this item.

Operating income

Operating income amounted to SEK 3,853 M (4,532), of which continuing operations represented SEK 3,085 M (4,362). The decrease for the Group was affected by SEK 1 M in negative currency rate effects.

Construction reported operating income of SEK 1,211 M (1,551). Operating income improved in Skanska's Swedish, Norwegian and Danish operations, while other operations showed a stable earnings level.

Provisions in U.S. and U.K operations, however, adversely impacted operating income by about SEK 1.1 billion in the fourth quarter.

Residential Project Development more than doubled its operating income to SEK 524 M (259). Operations in Sweden, Norway, Finland and the Czech Republic showed improved operating income. The increase in earnings was largely related to residential units in the medium and lower price segments, for which there is heavy demand in all markets. Swedish operations accounted for the largest improvement in operating income.

Commercial Project Development reported a lower operating income of SEK 1,637 M (3,061) as a consequence of lower divestments of commercial projects as well as lower rental revenues due to the reduced property portfolio compared to the previous year.

Of operating income, SEK 1,515 M (2,399) was attributable to property divestments, with a total sale price of about SEK 4.6 billion (7.6).

A number of major property divestments were made. For example, Skanska sold properties in Gothenburg and Sundbyberg, Sweden to a Swedish pension fund for a sale price totaling about SEK 1 billion, with a capital gain of more than SEK 250 M. In addition, Skanska sold two properties in Budapest, Hungary to an Irish and a German real estate fund, respectively, for a total sale price of about SEK 1 billion, with capital gains of SEK 400 M. In Sweden, other commercial property divestments included Rosengårds Centrum, a Malmö shopping center, at a price of more than SEK 300 M and a gain of about SEK 55 M.

Skanska carried out a writedown of SEK 142 M (20) on commercial properties, while reversals of earlier writedowns amounted to SEK 44 (20). The writedown was related to properties in Denmark, while the reversal was related to properties in Sweden. Operating income also included a writedown of SEK 61 M in Skanska's 30 percent ownership stake in the Westin Hotel in Warsaw, Poland.

BOT operations increased their operating income from SEK 27 M to SEK 31 M. Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is part owner in twelve projects, of which seven are in operation.

At year-end 2004, the book value of shares, participations and subordinated receivables totaled about SEK 1 billion. Skanska BOT's remaining investment commitments related to ongoing projects total about SEK 0.7 billion.

Due to lower corporate administrative expenses and improved earnings in a number of companies reported at the corporate level, *corporate overhead* shrank to SEK –364 M (–470).

Operating income, SEK M, continuing operations


Quarter
Rolling 12 months
2,500
2,000
1,500
1,000
500
0
-500
-1,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Q1 -03
Q2 -03
Q3 -03
Q4 -03
Q1 -04
Q2 -04
Q3 -04
Q4 -04
Gain from divestments of commercial properties
Operations excluding gain on sale of commercial properties
Operating income, rolling 12 months

Divestments of a number of properties and the completion of a BOT project meant that *eliminations of internal profits* carried out earlier in construction operations were dissolved, yielding positive income of SEK 45 M (–65).

Discontinuing operations showed an operating income of SEK 768 M (169). Operating income includes SEK 1,378 M in capital gains from divestments of businesses. Operating income also includes 65 percent of the writedown on a large loss-making project in the U.K.

Income after financial items

Net financial items totaled SEK –34 M (–460). As a consequence of lower average debt, net interest items improved from SEK –393 M to SEK –48 M. During the year, Skanska also capitalized SEK 39 M (84) in interest on project development for its own account. Other financial items amounted to SEK 14 M (–67) and included currency hedging and currency exchange loss expenses as well as the gain on the liquidation of an aircraft leasing company.

Net profit for the year

After subtracting the year's tax expenses of SEK 1,158 M (1,303) and minority interests of SEK –13 M (–8), net profit for the year amounted to SEK 2,648 M (2,761). The effective tax rate amounted to 30 percent, which is somewhat lower than the aggregate statutory tax rate for the Group. Among the reasons for this were losses in U.S. operations as well as certain divestments of properties and businesses with low taxation or none at all.

Earnings per share totaled SEK 6.33 (6.60).

Earnings per share
Contribution from each business stream

SEK	2004	2003
Construction	1.99	2.55
Residential Project Development	0.86	0.26
Commercial Project Development	2.49	4.64
BOT	-0.01	-0.03
Central and eliminations	-0.66	-0.93
Discontinuing operations	1.67	0.11
Earnings per share	**6.33**	**6.60**


SEK
Earnings per share
14
12
10
8
6
4
2
0
-2
-4
2000 2001 2002 2003 2004

Residential Project Development, Commercial Project Development and other commercial properties

Residential Project Development

At year-end, there were 6,800 (6,140) residential units under construction. Of these, 5,060 (4,340) were pre-sold. The number of unsold completed residential units was 299 (465). During the year, construction started on 4,570 (4,230) units. During 2004 the number of residential units sold was about 4,670 (4,700).

The book value of current-asset properties in Residential Project Development totaled SEK 3.3 billion (3.4). Of this, undeveloped land and development properties for housing construction totaled SEK 2.0 billion (2.0). This represented building rights for about 16,200 residential units. There were also more than 3,300 building rights in associated companies.

Residential Project Development, Commercial Project Development and other commercial properties

Book value, SEK M	2004	2003
Commercial Project Development	7,256	9,249
Other commercial properties	1,272	1,051
Residential Project Development	3,268	3,394
	11,796	**13,694**

Commercial Project Development

Commercial Project Development has four projects underway, two of them in Sweden. Ongoing projects represent leasable space of about 39,000 sq. m (420,000 sq. ft.) and are 17 percent pre-leased. If the seven ongoing projects sold during the year are included, the pre-leasing rate was 86 percent, measured in area.

At year-end, the book value of ongoing projects amounted to SEK 0.2 billion (0.5). Their book value upon completion is expected to total SEK 0.6 billion, with an estimated market value of SEK 0.7 billion. The degree of completion in ongoing projects was about 26 percent.

Expected yield, based on book value, was estimated at 10 percent. Operating net for completed commercial space amounted to SEK 504 M (750), which was equivalent to an operating net margin of about 62 (66) percent.

Skanska's estimate of the market value of finished properties on December 31, 2004, which was partially carried out in collaboration with external appraisers, indicated a market value of approximately SEK 6.6 billion (8.8), including partly owned properties. The corresponding book value in the consolidated financial statements was SEK 4.4 billion (5.7).

The occupancy rate in terms of rent was 81 (87) percent.

Including properties that were reported as completed on January 1, 2005, estimated total market value amounted to some SEK 6.9 billion (9.4), with a corresponding book value of SEK 4.6 billion (6.2).

The book value of Skanska's undeveloped land and development properties for commercial construction totaled about SEK 2.4 billion (2.6).

Other commercial properties

"Other commercial properties" are part of the Construction business stream. Their book value totaled SEK 1,272 M (1,051), and gain on property divestments was SEK 150 M (72).

Investments

The Group's investments totaled SEK 6,765 M (6,927) during the year, while divestments totaled SEK 12,534 M (13,841). Net divestments for the year thus amounted to SEK 5,769 M (6,914).

Investments/Divestments

SEK M	2004	2003
Operations – Investments		
Intangible fixed assets	-38	-51
Tangible fixed assets	-1,131	-1,309
Assets in BOT operations	-188	-115
Shares	-6	15
Current-asset properties	-5,266	-5,372
of which Residential Project Development	-3,665	-3,772
of which Commercial Project Development	-1,331	-1,219
of which other commercial properties	-270	-381
Investments	**-6,629**	**-6,832**
Operations – Divestments		
Intangible fixed assets	2	4
Tangible fixed assets	635	381
Assets in BOT operations	7	1
Shares	12	0
Current-asset properties	9,321	12,956
of which Residential Project Development	4,143	4,581
of which Commercial Project Development	4,645	7,571
of which other commercial properties	533	804
Divestments	**9,977**	**13,342**
Net investments in operations	**3,348**	**6,510**
Strategic investments		
Acquisitions of businesses	-135	-90
Shares	-1	-5
Strategic investments total	**-136**	**-95**
Strategic divestments		
Divestments of businesses	2,078	66
Shares	479	433
Strategic divestments	**2,557**	**499**
Net strategic divestments	2,421	404
Total divestments	**5,769**	**6,914**

Net divestments in project development operations were SEK 4,055 M during the year. Fully developed projects were sold for SEK 9,321 M, while investments amounted to SEK 5,266 M. This included projects carried out by Residential Project Development, Commercial Project Development and "Other commercial properties."

Investments in other fixed assets, which were related to ongoing replacement investments in operating activities, fell to SEK 1,169 M (1,360). Skanska acquired companies costing SEK 136 M and sold businesses and shares worth SEK 2,557 M. Net strategic divestments thus amounted to SEK 2,421 M (404).

The Group's operating cash flow

Cash flow

SEK M	2004	2003
Cash flow from operating activities before change in working capital	1,983	3,442
Change in working capital	1,519	913
Net investments in operating activities	3,348	6,510
Adjustments in payment dates of net investments	-53	48
Taxes paid in business operations	-1,011	-943
Cash flow from business operations	**5,786**	**9,970**
Net interest items and other financial items	-34	-430
Taxes paid in financing activities	10	135
Cash flow from financing activities	**-24**	**-295**
Cash flow from operations	**5,762**	**9,675**
Net strategic investments	2,421	404
Taxes paid on strategic investments	-29	740
Cash flow from strategic investments	**2,392**	**1,144**
Dividend etc.	-1,288	-864
Cash flow before change in interest-bearing receivables and liabilities	**6,866**	**9,955**
Change in interest-bearing receivables and liabilities	-4,945	-8,067
Cash flow for the year	**1,921**	**1,888**
Liquid assets, January 1	7,037	5,763
Exchange rate differences in liquid assets	-90	-614
Liquid assets, December 31	**8,868**	**7,037**

Cash flow for the year amounted to SEK 1,921 M (1,888). Cash flow from business operations fell from SEK 9,970 M to SEK 5,786 M, a decrease of SEK 4,184 M. Compared to the preceding year, cash flow from net divestments in operating activities shrank, among other things due to the lower volume of property sales. Cash flow from other business operations was adversely affected by, among other things, a loss-making project in the United Kingdom. Cash flow in Construction operations strengthened during the year, while in Residential Project Development, cash flow weakened somewhat, mainly due to settlement of payments on previous provisions/unpaid debts. In the comparative period, the now discontinued Danish operations in Residential Project Development showed a positive cash flow.

The positive cash flow from strategic net divestments was attributable to the divestments of businesses and shares. The comparative period included the repayment of more than SEK 750 M related to tax deductions for aircraft leasing transactions due to the rulings of the Administrative Court of Appeals.

The change in interest-bearing receivables and liabilities showed a negative cash flow of SEK 4,945 M (8,067). This change was primarily due to settlement of interest-bearing liabilities and provisions as well as an increase in interest-bearing receivables attributable, among other things, to divestments of businesses and properties on which payments had not been settled.

Financing and liquidity

At year-end 2004, the Group had interest-bearing net assets, including provisions, amounting to SEK 7,499 M (150). Net interest items, before taking into account capitalized interest, amounted to SEK –87 M (–477). The change is mainly attributable to the sharp decline in interest-bearing liabilities.

Interest-bearing assets rose to SEK 12,421 M (10,241). Of these, receivables in foreign currencies accounted for 48 (49) percent. The average interest refixing period for all of the Group's interest-bearing assets was 0.2 (0.1) year, and the interest rate averaged 2.62 (2.66) percent.

The Group's interest-bearing liabilities and provisions decreased to SEK 4,922 M (10,091). The average interest refixing period for all interest-bearing liabilities was 1.3 (1.1) years, and the average maturity for interest-bearing liabilities amounted to 3.0 (2.2) years.

Change in interest-bearing assets and liabilities

SEK M	Jan–Dec 2004	Jan–Dec 2003
Net debt (–)/Net cash surplus (+), opening balance	**150**	**-9,376**
Change in interest-bearing receivables and liquid assets	2,374	3,147
Translation differences in interest-bearing receivables and liquid assets	-113	-729
Change in interest-bearing liabilities	4,492	6,808
Translation difference in interest-bearing liabilities	417	1,156
Reclassification and change in accounting principle	131	-1,821
Interest-bearing debts acquired/divested	123	846
Other changes	-75	119
Net debt (–)/Net cash surplus (+), closing balance	**7,499**	**150**

The average interest rate for all Group interest-bearing liabilities amounted to 4.11 (4.62) percent at year-end. The proportion of loans in foreign currencies increased to 47 (33) percent.

At year-end, the Group's unutilized credit facilities amounted to SEK 5,610 M (5,227).

Financial risks

For the Skanska Group, it is important to carry out an effective, systematic assessment of financial as well as business risks. To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group. The risk assessment model does not imply avoidance of risks, but is instead aimed at identifying, managing and pricing these risks.

The Group's Financial Policy document provides guidelines, targets and limits for financial management and dealing with financial risks in the Group. The Financial Policy regulates the allocation of responsibility between the Board of Directors, the Senior Executive Team, the internal Financial Services unit and the business units.

Financial risks can be divided into interest rate, foreign exchange, refinancing and credit risk.

Foreign exchange risk

The Group consists largely of business units with operations in their respective home market and with transactions mainly in local currency. In cases where contracted inflows in foreign currency are not offset by outflows in the same currency, the foreign currency is sold through forward contracts. The Group's earnings are marginally affected by this hedging measure. Unrealized gains and losses on forward contracts are included in the evaluation of each project.

Shareholders' equity in foreign subsidiaries is not normally hedged against foreign exchange risk, since these sums are regarded as investments of a long-term nature. Exceptions may occur, however. Given the large scale of the shareholders' equity denominated in U.S. dollars, the Group's U.S. subsidiaries have been currency hedged. Beginning in 2005, Skanska is phasing out hedging against foreign exchange risk in U.S. subsidiaries. In Commercial Project Development and in BOT operations, investments are normally financed through loans in functional or local currencies.

Interest rate risk

Interest rate risk is defined as the possible negative impact in case of a sudden one percentage point change in interest rates across all maturities. Relative risk in case of deviations in interest rate refixing period may never exceed SEK 50 M. Various forms of derivatives are used to adjust the interest rate refixing period and average maturity. To achieve this adjustment, interest rate swaps and currency swaps are mainly used.

Refinancing risk

Refinancing risk is defined as the risk caused by lack of liquidity or difficulty in obtaining, or rolling over, external loans. The maturity of the Group's borrowing shall be 3 years ± 1 year. The Group shall also have the equivalent of at least SEK 4,000 M in available liquid assets or committed credit facilities at all times, accessible within one week.


Return on equity and return on capital employed
%
20
10
0
-10
2001
2002
2003
2004
Capital employed
Equity


Equity/assets and debt/equity ratio
%
times
30
25
20
15
10
5
0
1.00
0.75
0.50
0.25
0.00
-0.25
-0.50
2001
2002
2003
2004
Equity/assets, %
Debt equity

Credit risk

Credit and counterparty risk is defined as the risk that the Group will suffer a loss because a counterparty does not fulfill its contractual commitments toward Skanska. Financial credit and counterparty risk is identified, managed and reported according to limits defined in the Financial Policy and risk instruction.

A detailed account is found in Note 4, "Financial instruments."

Return on capital employed

Capital employed was gradually reduced, mainly by paying off interest-bearing debt and provisions. At the close of 2004, capital employed in the Group amounted to SEK 21,105 M (24,460).

In Skanska BOT, an expansion of operations is underway. Capital employed in this business stream is thus expected to increase for some time.

Return on capital employed rose from 17.1 percent to 17.9 percent.

Return on shareholders' equity

At year-end, the shareholders' equity of the Group totaled SEK 16,066 M (14,169), divided into SEK 13,828 M (11,267) of unrestricted equity and SEK 2,238 M (2,902) of restricted equity. Transfers to restricted equity amounted to SEK 110 M (0). Aside from net profit for the year, the change in shareholders' equity is explained by positive currency translation effects and dissolved translation differences in divested Group companies.

Return on shareholders' equity fell to 17.5 (19.5) percent.

Equity/assets and debt/equity ratio

The visible equity/assets ratio rose from 21.5 percent to 25.9 percent. Among the reasons behind the increase are that the Group's total assets shrank to SEK 62.5 billion (66.7) and that shareholders' equity rose.

The net debt/equity ratio amounted to –0.5 (0.0), since the Group has a net cash position.

Capital employed by business stream

SEK bn	Construction	Residential Project Development	Commercial Project Development	BOT	Central, eliminations & discontinuing operations	Group
Intangible fixed assets	3.6	0.0	0.0	0.4	0.0	4.0
Tangible fixed assets	5.0	0.0	0.0	0.0	0.5	5.5
Shares and participations	0.2	0.1	0.0	0.7	-0.1	0.9
Commercial properties	1.3	0.0	7.4	0.0	-0.2	8.5
Residential properties	0.0	3.3	0.0	0.0	0.0	3.3
Interest-bearing receivables	1.9	0.0	0.1	0.2	1.4	3.6
Net working capital	-10.0	-1.0	0.1	0.1	-2.7	-13.5
Bank balances and short-term investments	1.8	0.0	0.0	0.0	7.0	8.8
Capital employed, Dec. 31, 2004	**3.8**	**2.4**	**7.6**	**1.4**	**5.9**	**21.1**
Capital employed, Dec. 31, 2003	7.8	2.8	9.5	1.2	3.2	24.5

Change in the Board and management

At the Annual Shareholders' Meeting in March 2004, all Board members were re-elected. Among the Board members appointed by employer organizations, no changes occurred either.

At the end of 2004, the Senior Executive Team has the following composition and allocation of chief responsibility for the business units reporting directly to it:

- Stuart Graham, President and CEO: Skanska USA Building och Skanska USA Civil.
- Hans Biörck, Executive Vice President and Chief Financial Officer (CFO).
- Thomas Alm, Executive Vice President: Skanska UK, Skanska Latin America, Skanska International and Skanska BOT.
- Johan Bergman, Executive Vice President: Skanska Poland, Skanska Project Development Sweden and Skanska Project Development Europe.
- Johan Karlström, Executive Vice President: Skanska Sweden, Skanska Denmark, Skanska Norway, Skanska Finland and Skanska Czech Republic.
- Tor Krusell, Senior Vice President Human Resources.

In September, Petter Eiken was appointed a new Executive Vice President and member of the Senior Executive Team, effective from January 1, 2005. Mr. Eiken is responsible in the Senior Executive Team for Skanska Sweden, Skanska Denmark, Skanska Norway and Skanska Finland.

Beginning in 2005, the following Senior Executive Team members have a changed allocation of chief responsibility for the business units reporting directly to it:

- Johan Bergman, Executive Vice President: Skanska Poland, Skanska Project Development Sweden, Skanska Project Development Europe and Skanska Project Development Residential Nordic.
- Johan Karlström, Executive Vice President: Skanska USA Building, Skanska USA Civil and Skanska Czech Republic.

The work of the Board of Directors

The work of the Board follows a yearly agenda, which is established in the Board's procedural rules.

In preparation for each Board meeting, the Board receives documents compiled according to certain procedures established by the Board. These procedures are aimed at ensuring that the Board receives relevant information in preparation for all Board meetings. All information is formulated in the English language.

The Board of Directors consists of nine members elected by the Annual Shareholders' Meeting plus three members and three deputies for these, appointed by the employees. Of the members elected by the Annual Meeting, more than half are independent in relation to the Company and at least two are independent of the Company's major shareholders.

During the year, the Board held nine meetings including its statutory meeting directly after the Annual Meeting. At its September 2004 meeting, the Board visited the Group's operations in the United Kingdom, including work site visits at two BOT projects, Derby Hospital and Coventry Hospital.

Among the more important issues that the Board dealt with were Group strategy, financial reporting, governance of the Group's operations and risk management.

The Board has appointed from among its own members a Compensation Committee, an Audit Committee and a Project Review Committee. These committees routinely report to the Board at each meeting in accordance with the mechanisms specified in the Board's rules of procedure.

The main task of the Compensation Committee is to prepare the Board's decisions concerning employment of the President and other members of the Senior Executive Team, as well as the President's terms of employment. The committee also prepares the Board's decisions on general incentive programs.

The main task of the Audit Committee is to assist the Board in overseeing financial reporting and report procedures as well as follow-up of the auditing of the accounts for the Parent Company and the Group. The Committee also evaluates the Group's internal controls and studies the reports and opinions of the Company's external auditors. These auditors were present at all meetings of the Audit Committee.

The Project Review Committee has the Board's mandate to make decisions on major construction or real estate projects, investments and divestments in BOT projects and certain project financing packages.

The Company's auditors attend at least one of the Board's meeting each year in order to report their observations from the auditing task directly to the Board.

The committees of the Board have the following composition: The Compensation Committee consists of Sverker Martin-Löf, Chairman, and Arne Mårtensson, with the President and CEO as rapporteur. The Audit Committee consists of Anders Nyrén, Chairman, and Ulrika Francke, with the Chief Financial Officer (CFO) as rapporteur. The Project Review Committee consists of Sverker Martin-Löf, Chairman, Roger Flanagan, Anders Nyrén and Nils-Erik Pettersson, with the President and CEO as rapporteur.

Research and development

The Skanska Group utilizes research and development work as an instrument for creating and disseminating strategic technological knowledge in its fields of operations. The objective is to create greater customer value in Skanska's products and competitive advantages that distinguish Skanska from other market players.

Research assignments are conducted at all levels in the Group and deal with future-oriented issues in a variety of disciplines. Skanska is also active in many European projects. This involvement creates a skills base of external experts for Skanska's knowledge network, which has been utilized, among other things, in cases dealing with

- Environmentally safe construction, where the well-being of the end user is to be safeguarded with regard to acoustics, air quality etc.
- Future energy solutions in the built environment to ensure sustainable development.
- Development of new materials and processes for a more robust and efficient final product, which aside from greater customer satisfaction also creates an industrialized construction process.

To reinforce and enhance Skanska's position as a leading international construction and project developer, effective access to knowledge plays an increasingly large role. During the year, Skanska developed a knowledge bank on best practices from projects it has implemented and established internal networks known as Best Practice Groups in the following disciplines:

- Minimization of moisture risks in buildings
- Risk management – development of methods and implementation in projects
- Underground work
- Energy performance of buildings

The Best Practice Groups improve the efficiency of development work in Skanska's business units through exchanges of knowledge and coordination of projects.

The total cost of research and development work is difficult to estimate, since such expenses are embedded in ongoing projects. In addition, research assignments at universities are co-financed with public agencies, research foundations and competitors.

Sustainable development

The task of implementing the Skanska Code of Conduct continued during the year, including large-scale training programs. In some markets, local guidance documents concerning competition legislation were compiled.

Programs for following up compliance with the Code of Conduct were developed by Skanska's business units. At the Group level, follow-up occurs at quarterly reviews with the business units and a more cohesive yearly follow-up. In addition, certain targeted follow-ups are conducted in conjunction with internal audits.

Nearly half of the Group's projects maintain higher environmental standards than required by law in each respective country. This is a trend that has continued in recent years. Foresighted customers often take the initiative for such projects, but equally often Skanska does so.

Much of this trend is attributable to the ISO 14001-certified environmental management systems that cover more than 95 percent of the Group's operations. Follow-ups occurred during 2004 by means of more than 1,200 internal and 240 external environmental audits. No significant non-conformities were reported by the external auditors.

Operations in Sweden include a few facilities that are required to obtain permits and submit registration documents. Their environmental impact is relatively limited and does not cause more than small quantities of atmospheric emissions and discharges to water.

Employee health and safety continued to be a high-priority area, and during 2004 the Group's health and safety strategy was further strengthened and improved, with the vision of having accident-free work sites. An information campaign was carried out in conjunction with the EU's European Week for Health and Safety at Work, October 18–22, which was aimed at the construction industry.

The overall frequency of accidents, measured as accidents that lead to absences from work, fell by about 15 percent compared to 2003.

For a more detailed description of Skanska's sustainability work, see the 2004 Sustainability Report and the related information posted on Skanska's web site, www.skanska.com.

Personnel

The average number of employees in the Group during 2004 was 53,803 (69,669). This included 11,653 (14,236) employees in Sweden.

Skanska works actively with employee development. By analyzing and surveying development needs in various units and at different levels, the Group focuses on goal-oriented professional development programs.

The Group's talent management program includes reviewing and analyzing employees with leadership potential, planning their professional development and initiating reward systems. The aim of the program is to promote the development of the Company and give employees an opportunity to grow at Skanska by:

- retaining those employees with the greatest potential
- safeguarding the supply of management candidates
- continuously improving the Company's expertise

For analysis and evaluation of employees, Skanska uses an IT-based system aimed at ensuring a clear, transparent process. Both the supervisor and the employee carry out separate evaluations of strengths and development needs, ambitions and financial performance. Subsequent analysis takes place against the backdrop of the most important parameters of Skanska's leadership profile – customer focus, strategic thinking, skillful execution, results orientation, ability to lead people and personal qualities. The process then leads to ranking by results, a succession plan and an individual development plan. During 2004, this review encompassed 670 people, more than double the number in 2003. About 20 percent were deemed to have the potential for promotion to a higher position within three years, which is estimated to cover the projected need.

As one step in the development plan of some employees, they are offered the opportunity to participate in one of Skanska's leadership development programs at the International Institute for Management Development (IMD) in Switzerland, which are intended to provide training that emphasizes the skills that are of value to Skanska and to the development of the individual.

Options

Twenty-nine senior executives hold a total of 3,220,000 employee stock options, divided into two programs. The 2000–2005 employee stock options encompass 1,116,000 options with an exercise price of SEK 94.40. The 2001–2006 employee stock options consist of 2,104,000 options with an exercise price of SEK 128.

The option programs encompass synthetic options and settlement will take place in cash. The options were provided free of cost and may only be exercised on the condition that the person is still employed by Skanska on the exercise date or has retired with a pension. Those who receive stock options may not transfer the right to exercise them.

The synthetic option programs are reported in the balance sheet as a provision if the market price of a Skanska Series B share exceeds each respective exercise price. The change in this provision during the year is included in the income statement and is reported as a personnel expense. Because the market price on December 31, 2004 was below the exercise price, no such personnel expense was reported.

Most of the obligations that the synthetic option programs may cause, if the market price of a Skanska Series B share exceeds the respective exercise price on the balance sheet date, have been hedged with the aid of equity swaps related to shares in Skanska AB. The difference between the market price on the balance sheet date and the initial prices of the swap agreement is taken into account only when there is an unrealized loss and in that case is reported directly against shareholders' equity.

The market price of a Skanska share on December 31, 2004 exceeded the exercise prices related to the equity swaps. Of the year's change, only the unrealized loss on January 1 of SEK 44 M was reported directly against shareholders' equity.

The option programs do not result in any dilution of shareholders' equity.

Annual Meeting

The Annual Shareholders' Meeting of Skanska AB will be held at 5:00 p.m. on April 7, 2005 at the Rival Hotel, Mariatorget, Stockholm, Sweden.

The Nomination Committee of Skanska AB consists of Sverker Martin-Löf (Chairman of Skanska AB), Carl-Olof By (Industrivärden AB), Jan-Erik Erenius (AMF Pension), Curt Källströmer (Svanska Handelsbanken pension funds as well as Handelsbanken AB), Karl-Gunnar Lindvall (Robur mutual funds) and Per Ludvigsson (InterIKEA Investments AB).

Proposed dividend

The Board of Directors proposes a regular dividend of SEK 4.00 (3.00) for the 2004 financial year, which is equivalent to a total payment of SEK 1,674 M (1,256).

Future profits are expected to cover growth in operations as well as growth in the regular dividend. The payout ratio is expected to amount to at least 50 percent.

Parent Company

The Parent Company carries out administrative work and includes the Senior Executive Team and management units.

Profit for the year amounted to SEK 1,781 M (1,416). The average number of employees was 59 (56).

Market outlook

Construction investments in several of Skanska's markets are continuing to show signs of recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. Competition in Poland remains intensive. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has still not improved.

Civil construction in most Skanska markets is showing continued signs of recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. The volume of projects out for tender is low, and there is keen competition for the projects that are initiated. The trend of the Norwegian civil construction market is positive, driven by projects for the oil industry and by BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are showing continued growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic and Finland. In Sweden and Norway, the number of projects being started is increasing. In many markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at an even lower level. A cautious approach to investments in new projects remains. In Scandinavia there is good demand, both from local and international buyers, for properties with efficient space in the right locations.

Exchange rates

		Year-end exchange rate		Average exchange rate	
Currency	Country/zone	2004	2003	2004	2003
ARS	Argentina	2.22	2.47	2.50	2.75
CZK	Czech Republic	0.30	0.28	0.29	0.29
DKK	Denmark	1.21	1.22	1.23	1.23
EUR	EU euro zone	9.00	9.07	9.13	9.12
GBP	United Kingdom	12.70	12.89	13.45	13.19
JPY	Japan	0.06	0.07	0.07	0.07
NOK	Norway	1.09	1.08	1.09	1.14
PLN	Poland	2.21	1.94	2.02	2.08
USD	United States	6.62	7.26	7.35	8.08

Swedish kronor (SEK) per unit of each currency.

Consolidated income statement

SEK M	Note	Continuing operations 2004	Continuing operations 2003	Discontinuing operations 2004	Discontinuing operations 2003	Group total 2004	Group total 2003
Net sales	6, 7	116,257	125,850	5,006	7,029	121,263	132,879
Construction, manufacturing and property management expenses	7	-106,657	-114,029	-5,010	-5,958	-111,667	-119,987
Gross income		**9,600**	**11,821**	**-4**	**1,071**	**9,596**	**12,892**
Selling and administrative expenses	10	-6,671	-7,498	-618	-955	-7,289	-8,453
Income from Group companies	5	0	0	1,413	14	1,413	14
Income from joint ventures	21	148	43	-28	40	120	83
Income from associated companies	22	8	-4	5	0	13	-4
Operating income	8, 9, 11, 12, 23, 35, 36, 38	**3,085**	**4,362**	**768**	**170**	**3,853**	**4,532**
Income from associated companies	13, 22	57	2	0	0	57	2
Income from other financial fixed assets	12, 13	226	-601	1	0	227	-601
Income from financial current assets	13	234	190	9	19	243	209
Interest expenses and similar items	13	-531	-1	-30	-69	-561	-70
Income after financial items	14	**3,071**	**3,952**	**748**	**120**	**3,819**	**4,072**
Taxes on profit for the year	16	-1,111	-1,234	-47	-69	-1,158	-1,303
Minority interests		-12	-2	-1	-6	-13	-8
Net profit for the year		**1,948**	**2,716**	**700**	**45**	**2,648**	**2,761**
Earnings per share, SEK	43	**4.65**	**6.49**	**1.67**	**0.11**	**6.33**	**6.60**
Average number of shares	26, 43					418,553,072	418,553,072
Proposed dividend per share, SEK						4.00	3.00

See notes 1, 2, 3, 4, 5, 33, 37, 39, 40, 41, 42, 43, 44.

Consolidated balance sheet

SEK M	Note	2004	2003
ASSETS			
Intangible fixed assets	17		
Goodwill		3,565	4,259
Other intangible fixed assets	14	464	459
Total intangible fixed assets		**4,029**	**4,718**
Tangible fixed assets	18, 38		
Buildings and land		1,770	2,144
Machinery and equipment		3,696	4,482
Construction in progress		71	104
Total tangible fixed assets		**5,537**	**6,730**
Financial fixed assets	19		
Holdings in joint ventures	21	814	1,289
Receivables from joint ventures	37	198	224
Holdings in associated companies	22	48	85
Other long-term holdings of securities		74	76
Deferred tax assets	16	1,526	1,539
Other long-term receivables	38	865	1,732
Total financial fixed assets		**3,525**	**4,945**
Total fixed assets		**13,091**	**16,393**
Current-asset properties	14, 23		
Commercial Project Development		7,256	9,249
Other commercial properties		1,272	1,051
Residential Project Development		3,268	3,394
Total current-asset properties		**11,796**	**13,694**
Inventories	24	**732**	**828**
Current receivables	25		
Accounts receivable		15,949	18,481
Current receivables from joint ventures	37	346	522
Current receivables from associated companies	37	0	10
Recognized but unbilled contract revenue	7	3,641	4,814
Tax receivables	16	269	415
Other current receivables		5,977	3,254
Prepaid expenses and accrued revenues		1,840	1,290
Total current receivables		**28,022**	**28,786**
Short-term investments		**3,053**	**218**
Cash and bank		**5,815**	**6,819**
Total current assets		**49,418**	**50,345**
ASSETS	31	**62,509**	**66,738**
of which, interest-bearing assets	30	12,421	10,241

See notes 1, 2, 3, 4, 5, 33, 39, 40, 41, 42, 43, 44.

SEK M	Note	2004	2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	26		
Capital stock		1,256	1,256
Restricted reserves		982	1,646
Restricted equity		**2,238**	**2,902**
Unrestricted reserves		11,180	8,506
Net profit for the year		2,648	2,761
Unrestricted equity		**13,828**	**11,267**
Total shareholders' equity		**16,066**	**14,169**
Minority interests		**117**	**200**
Provisions	27		
Provisions for pensions and similar commitments	28	831	2,058
Provisions for deferred taxes	16	2,698	3,104
Other provisions		2,815	3,230
Total provisions		**6,344**	**8,392**
Long-term liabilities, interest-bearing	29		
Bond loans		1,497	5,774
Liabilities to credit institutions		1,182	973
Liabilities to associated companies	37	3	0
Other liabilities		412	435
Total long-term liabilities, interest-bearing		**3,094**	**7,182**
Current liabilities	29		
Bond loans		310	0
Liabilities to credit institutions		465	691
Advance payments from customers	7	1,702	1,510
Accounts payable		12,438	14,019
Liabilities to joint ventures	37	14	14
Liabilities to associated companies	37	14	6
Tax liabilities	16	998	571
Invoiced but unrecognized contract revenue	7	10,428	9,311
Other liabilities		3,750	3,851
Accrued expenses and deferred revenues		6,769	6,822
Total current liabilities		**36,888**	**36,795**
SHAREHOLDERS' EQUITY AND LIABILITIES	31	**62,509**	**66,738**
of which interest-bearing liabilities and provisions	30	4,922	10,091
Assets pledged	32		
Mortgages and comparable collateral for own liabilities and provisions		357	637
Other assets pledged and comparable collateral		718	778
Total assets pledged		**1,075**	**1,415**
Contingent liabilities	32, 37	**20,437**	**18,721**

See notes 1, 2, 3, 4, 5, 33, 39, 40, 41, 42, 43, 44.

Consolidated statement of changes in shareholders' equity

SEK M	Capital stock	Restricted reserves	Un-restricted reserves	Total share-holders'-equity
Shareholders' equity, December 31, 2002	1,256	1,429	11,532	14,217
Effect of change in accounting principle [1]			-1,110	-1,110
Adjusted opening balance, January 1, 2003	**1,256**	**1,429**	**10,422**	**13,107**
Equity swaps for employee stock options			42	42
Exchange rate differences [2]		-10	-1,700	-1,710
Currency hedging			806	806
Total changes in shareholders' equity not reported in income statement		**-10**	**-852**	**-862**
Transfer between restricted and unrestricted equity		227	-227	0
Dividend			-837	-837
Net profit for 2003			2,761	2,761
Shareholders' equity, December 31, 2003	**1,256**	**1,646**	**11,267**	**14,169**
Equity swaps for employee stock options			44	44
Exchange rate differences [2]		2	241	243
Currency hedging			218	218
Total changes in shareholders' equity not reported in income statement		**2**	**503**	**505**
Transfer between restricted and unrestricted equity		-666	666	0
Dividend			-1,256	-1,256
Net profit for 2004			2,648	2,648
Shareholders' equity, December 31, 2004	**1,256**	**982**	**13,828**	**16,066**

1 The effect of the transition to RR 29 on shareholders' equity was a net amount of SEK -1,110 M.

2 The amount includes SEK 197 M (14) related to reversals of negative translation differences in prior years, which was reported in the income statement due to the divestment of foreign Group companies and joint ventures.

See note 26.

Consolidated cash flow statement

SEK M	Note	2004	2003
Operating activities			
Operating income		3,853	4,532
Adjustments for items not included in cash flow		-1,870	-1,090
Taxes paid		-986	-925
Cash flow from operating activities before change in working capital		**997**	**2,517**
Cash flow from change in working capital			
Acquisitions of current-asset properties		-4,973	-5,353
Divestments of current-asset properties		8,976	12,985
Change in inventories and operating receivables		316	481
Change in operating liabilities		1,203	432
Cash flow from change in working capital		**5,522**	**8,545**
Cash flow from operating activities		**6,519**	**11,062**
Investing activities			
Acquisitions of Group companies	5	-135	-90
Acquisitions of intangible fixed assets		-38	-51
Acquisitions of tangible fixed assets		-1,131	-1,309
Acquisitions of assets in BOT operations		-188	-115
Acquisitions of shares		-7	10
Increase in interest-bearing receivables, loans provided		-1,167	-1,423
Divestments of businesses	5	2,078	66
Divestments of intangible fixed assets		2	4
Divestments of tangible fixed assets		634	381
Divestments of assets in BOT operations		7	1
Divestments of shares		491	433
Decrease in interest-bearing receivables, repayments of loans provided		714	164
Taxes paid		-54	722
Cash flow from investing activities		**1,206**	**-1,207**
Financing activities			
Net interest items		-48	-393
Other financial items		14	-37
Borrowings		694	552
Retirement of debt		-5,186	-7,360
Dividend paid		-1,256	-837
Distributed to minority interests		-32	-27
Taxes paid		10	135
Cash flow from financing activities		**-5,804**	**-7,967**
Cash flow for the year		**1,921**	**1,888**
Liquid assets on January 1		7,037	5,763
Translation differences in liquid assets		-90	-614
Liquid assets, December 31		**8,868**	**7,037**

SEK M	Note	2004	2003
Change in interest-bearing net assets			
Interest-bearing net assets, January 1		**150**	**-9,376**
Cash flow from operating activities		6,519	11,062
Cash flow from investing activities excluding change in interest-bearing receivables		1,659	52
Cash flow from financing activities excluding change in interest-bearing liabilities		-1,312	-1,159
Change in accounting principle for pensions in compliance with RR 29		0	-1,362
Reclassifications		131	-459
Net debt acquired/retired		123	846
Exchange rate differences		304	427
Other items		-75	119
Interest-bearing net assets, December 31		**7,499**	**150**
Consolidated operating cash flow statement			
Cash flow from operating activities before change in working capital and taxes paid		1,983	3,442
Change in working capital excluding current-asset properties		1,519	913
Net investments in business operations		3,348	6,510
Cash flow effect, adjustment in payment dates of net investments [1]		-53	48
Taxes paid in business operations		-1,011	-943
Cash flow from business operations		**5,786**	**9,970**
Net interest items and other financial items		-34	-430
Taxes paid in financing activities		10	135
Cash flow from financing activities		**-24**	**-295**
Cash flow from operations		**5,762**	**9,675**
Strategic investments, net		2,421	404
Taxes paid on strategic investments		-29	740
Cash flow from strategic investments		**2,392**	**1,144**
Dividend etc.		-1,288	-864
Cash flow before change in interest-bearing receivables and liabilities		**6,866**	**9,955**
Change in interest-bearing receivables and liabilities		-4,945	-8,067
Cash flow for the year		**1,921**	**1,888**

1 "Adjustment in payment dates of net investments" refers to payments made during the year related to investments/divestments in prior years, or unpaid investments/divestments related to the current year.

See note 34.

Parent Company income statement

SEK M	Note	2004	2003
Net sales	6	55	127
Construction, manufacturing and property management expenses		-3	-3
Gross income		**52**	**124**
Selling and administrative expenses		-140	-309
Operating income	11, 35	**-88**	**-185**
Income from holdings in Group companies	12, 13	1,200	1,841
Income from other fixed financial assets	13	116	78
Income from financial current assets	13	5	4
Interest expenses and similar items	13	-135	-120
Income after financial items		**1,098**	**1,618**
Allocations	15	926	-112
Taxes on profit for the year	16	-243	-90
Net profit for the year		**1,781**	**1,416**

See notes 1, 2, 43, 44.

Parent Company cash flow statement

SEK M	2004	2003
Operating activities		
Operating income	-88	-185
Adjustment for items not included in cash flow	6	4
Taxes paid	-102	146
Cash flow from operating activities before change in working capital	**-184**	**-35**
Cash flow from change in working capital		
Change in inventories and operating receivables	-6	108
Change in operating liabilities	-83	-150
Cash flow from change in working capital	**-89**	**-42**
Cash flow from operating activities	**-273**	**-77**
Investing activities		
Acquisitions of tangible fixed assets	-3	0
Increase in interest-bearing receivables, loans provided	-2	-3
Divestments of tangible fixed assets	0	11
Cash flow from investing activities	**-5**	**8**
Financing activities		
Net interest items	-14	-42
Other financial items	1,200	1,845
Borrowings	373	
Retirement of debt	-29	-729
Dividend paid	-1,256	-837
Taxes paid	4	-168
Cash flow from financing activities	**278**	**69**
Cash flow for the year	**0**	**0**
Liquid assets, January 1	0	0
Liquid assets, December 31	**0**	**0**

See note 34.

Parent Company balance sheet

SEK M	Note	2004	2003
ASSETS			
Intangible fixed assets	17	**17**	**18**
Tangible fixed assets	18		
Buildings and land		6	9
Machinery and equipment		3	2
Total tangible fixed assets		**9**	**11**
Financial fixed assets	19		
Holdings in Group companies	20	10,565	10,565
Holdings in joint ventures	21	0	0
Receivables from Group companies	37	4,163	2,834
Deferred tax assets	16	57	79
Other long-term receivables		47	45
Total financial fixed assets		**14,832**	**13,523**
Total fixed assets		**14,858**	**13,552**
Current receivables			
Current receivables from Group companies	37	15	17
Tax receivables	16	0	0
Other current receivables	25	35	23
Prepaid expenses and accrued revenues		4	8
Total current receivables		**54**	**48**
Total current assets		**54**	**48**
TOTAL ASSETS	31	**14,912**	**13,600**

See notes 1, 2, 43, 44.

SEK M	Note	2004	2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	26		
Capital stock		1,256	1,256
Restricted reserves		598	598
Restricted equity		**1,854**	**1,854**
Retained earnings		5,068	5,198
Net profit for the year		1,781	1,416
Unrestricted equity		**6,849**	**6,614**
Total shareholders' equity		**8,703**	**8,468**
Untaxed reserves	15	**0**	**925**
Provisions	27		
Provisions for pensions and similar commitments	28	181	281
Provisions for deferred taxes	16	0	11
Other provisions		25	77
Total provisions		**206**	**369**
Long-term interest-bearing liabilities	29		
Liabilities to credit institutions		222	251
Liabilities to Group companies	37	5,705	3,533
Total long-term interest-bearing liabilities		**5,927**	**3,784**
Current liabilities	29		
Accounts payable		27	11
Liabilities to Group companies	37	6	3
Tax liabilities		6	9
Other liabilities		12	3
Accrued expenses and prepaid revenues		25	28
Total current liabilities		**76**	**54**
SHAREHOLDERS' EQUITY AND LIABILITIES	31	**14,912**	**13,600**
Assets pledged	32	**46**	**45**
Contingent liabilities	32	**93,441**	**113,896**

Parent Company statement of changes in shareholders' equity

SEK M	Capital stock	Restricted reserves	Un-restricted reserves	Total share-holders'-equity
Shareholders' equity, January 1, 2003	1,256	598	5,993	7,847
Equity swaps for employee stock options			42	42
Total changes in shareholders' equity not reported in income statement			**42**	**42**
Dividend			–837	–837
Net profit for 2003			1,416	1,416
Shareholders' equity, December 31, 2003	**1,256**	**598**	**6,614**	**8,468**
Equity swaps for employee stock options			44	44
Total changes in shareholders' equity not reported in income statement			**44**	**44**
Group contributions			–334	–334
Dividend			–1,256	–1,256
Net profit for 2004			1,781	1,781
Shareholders' equity, December 31, 2004	**1,256**	**598**	**6,849**	**8,703**

See note 26

Notes, including accounting and valuation principles

Amounts in million Swedish crowns (SEK M) unless otherwise specified. Amounts apply to the Group unless otherwise specified. Revenues are reported in positive figures and expenses in negative figures. Both assets and liabilities are reported in positive figures. Net interest-bearing receivables/liabilities are reported in positive figures if they are receivables and negative figures if they are liabilities. Accumulated depreciation/amortization and accumulated writedowns are reported in negative figures. In the following notes, the standards of the Swedish Financial Accounting Standards Council (Redovisningsrådet) are abbreviated RR.

Table of contents, notes

Note 1 Accounting and valuation principles

ANNUAL ACCOUNTS ACT, NEW DEVELOPMENTS, PRINCIPLES OF CONSOLIDATION ETC.

Annual Accounts Act and accounting standards

The Annual Report has been prepared in compliance with the provisions of the Swedish Annual Accounts Act, taking into consideration the existing standards of the Swedish Financial Accounting Standards Council. According to Skanska's listing contract with Stockholmsbörsen, additional information must be provided about the work of the Board of Directors during the year, incentive programs outstanding and benefits provided to Board members and senior executives. Statement 2002:1 of the Swedish Securities Council stipulates that a description of ongoing incentive programs should be provided.

New developments

Minor changes have occurred in the Annual Accounts Act. Among other things, beginning in 2004 certain financial instruments may be valued at fair value. Skanska has continued to value financial instruments according to the same principles that have applied in prior years. Thus no change in accounting principle has occurred. Information on the principles applied is provided both in the section on the Swedish Financial Accounting Standards Council's Standard No. 8, "Reporting of effects of changes in exchange rates," and in Note 4. The latter note also provides information on fair values.

During 2004, the Swedish Financial Accounting Standards Council's Standard No. 29, "Employee benefits," went into effect. Because Skanska had already chosen to apply this standard effective from January 1, 2003, this event resulted in no change compared to the preceding year.

During 2004, Skanska decided to divest businesses that fulfill the conditions in the Swedish Financial Accounting Standards Council's Standard No. 19, "Discontinuing operations." Separate information on these businesses is thus being provided. The consolidated income statement is therefore first divided into continuing operations and discontinuing operations and then the total amounts for the Group are reported. Note 2, point A contains comments about the effect on the accounts and provides referrals to notes with further information on discontinuing operations.

Parent Company financial statements, compared to the consolidated financial statements

The accounting principles of the Group and Parent Company financial statements coincide, except for the reporting of defined-benefit pension plans, untaxed reserves and allocations. In the consolidated financial statements, untaxed reserves are removed, and their tax portion is reported among deferred taxes.

The Swedish Financial Accounting Standards Council's Standard No. 22, "Presentation of financial statements"

The standard deals with financial statements, a term that refers to the income statement, balance sheet, statement of changes in shareholders' equity, cash flow statement, description of the accounting principles applied and information provided in the form of notes.

The standard states that financial statements are to be prepared using the accrual principle, i.e. transactions and events are reported as income or expenses when they occur. Expenses are reported when the corresponding income is reported (the matching principle).

Offsetting of assets and liabilities occurs only in those cases where it is permitted according to a standard from the Swedish Financial Accounting Standards Council. An equivalent rule applies to income and expenses.

Reported as net income are project revenues, sale of current-asset properties, deliveries of materials and merchandise, rental revenues and other operating revenues.

Reported as construction, manufacturing and property management expenses are, among others, direct and indirect manufacturing expenses, loss risk provisions, book values of divested current-asset properties, bad debt losses and warranty expenses. Also included is depreciation on fixed assets used for construction, manufacturing and property management.

In conformity with an industry-wide standard from the Swedish Construction Federation, selling and administrative expenses are reported as one item. This includes customary administrative expenses, technical expenses and selling expenses, as well as depreciation of machinery and equipment that have been used for selling and administration. Amortization and writedowns of goodwill in the consolidated financial statements are also reported as a selling and administrative expense.

Income/loss from joint ventures and associated companies is reported separately in the income statement, allocated in the consolidated income statement between operating income (share of income after financial items) and tax expense.

Share of income in partnerships and limited partnerships, including their foreign equivalents, is reported in its entirety as operating income, except for a small number of shares of income in limited partnerships of a financial nature, which are reported under net financial items.

Assets are divided into current assets and fixed assets. An asset is regarded as a current asset if it is expected to be realized within twelve months from the balance sheet date or within the company's operating cycle. Operating cycle refers to the period from the start of production or construction until the company receives payment for the services or goods delivered (including properties). Since the Group performs large contracting projects and project development which as a rule are underway for more than twelve months, the operating cycle criterion means that many more assets are labeled as current assets than if the only criterion were "within twelve months."

If an asset does not fulfill the requirement for a current asset, it is classified as a fixed asset.

Liquid assets that can be used without restrictions are reported as cash and bank balances. Liquid assets that cannot be used freely are reported as current assets (current receivables) if the restriction will cease within twelve months from the balance sheet date. In other cases, liquid assets are reported as fixed assets.

In Note 31, assets are divided into amounts for assets expected to be recovered within twelve months from the balance sheet date and assets expected to be recovered after twelve months from the balance sheet date. The division for non-financial fixed assets is based on expected annual depreciation. The division for current-asset properties is mainly based on outcomes during the past three years. This division is even more uncertain than for other assets, since the outcome during the coming year is strongly influenced by the dates when binding contracts for large individual properties are signed.

Liabilities are to be allocated between current liabilities and long-term liabilities. Reported as current liabilities are liabilities that are either supposed to be paid within twelve months from the balance sheet date or, although only in the case of business-related liabilities, are expected to be paid within the operating cycle. Since only the operating cycle is thus taken into account, no non-interest-bearing liabilities, for example accounts payable to suppliers, and accrued employee expenses, are reported as long-term. Interest-bearing liabilities can be reported as long-term even if they fall due for payment within twelve months from the balance sheet date, if the original maturity was longer than twelve months and the company intends to refinance the obligation long-term, and an agreement to this effect has been signed before the annual accounts are submitted. Information on liabilities is provided in Note 29.

In Note 31, liabilities are allocated between amounts for liabilities to be paid within twelve months of the balance sheet date, to be paid after twelve months but within five years from the balance sheet date and to be paid later than five years from the balance sheet date.

The Parent Company financial statements report the net amount of Group contributions provided directly against retained earnings. Group contributions received, minus shareholder contributions provided when receiving Group contributions, are reported as dividends.

This published Annual Report presents figures on Group companies, associated companies, joint ventures and the number of employees and wages and salaries in abbreviated form. Complete figures are found in the version of the Annual Report submitted to the Swedish Companies Registration Office, SE-851 81 Sundsvall, Sweden.

The Swedish Financial Accounting Standards Council's Standard No. 1:00, "Business combinations" (principles of consolidation)

The consolidated financial statements encompass the accounts of the Parent Company and those companies in which the Parent Company, directly or indirectly, has a controlling influence. This normally requires ownership of more than 50 percent of the voting power of all participations. In cases where the holdings are intended for divestment within a short time after acquisition, the company is not consolidated. Even companies where the share of voting power falls below 51 percent are encompassed by the consolidated financial statements if the economic significance of the business ties between the Group and the company is such that, in compliance with Interpretation No. 20 on special companies of the Emerging Issues Task Force, Swedish Financial Accounting Standards Council, it is to be regarded as a special company in which the Group has a controlling influence.

Shareholdings in Group companies have been eliminated according to the purchase method of accounting. In short, this means that the assets and liabilities of the acquired company are valued and included in the consolidated financial statements as if they had been taken over through a direct acquisition and not indirectly through purchase of shares in the company. If possible, valuation shall be based on fair values. If fair values cannot be determined, tangible fixed assets may be valued at depreciated replacement value, for example. If the value of net assets is less than the acquisition price, goodwill arises in the consolidated financial statements. If the opposite occurs, negative goodwill arises. Acquired and divested companies, respectively, are consolidated or deconsolidated from the date of acquisition/divestment.

In conjunction with the acquisition of companies, an allocation to a restructuring reserve may be reported only if three conditions stated in the standard are met. The first condition implies that no later than on the date of acquisition, the acquiring company shall have developed the main features of a plan that will mean a discontinuation or cutback in acquired businesses. The second condition implies that the acquiring company shall have announced the main features of the plan and have thereby created expectations among those affected by the plan that it will be implemented. Finally, within three months from the acquisition date, or from the date when the annual accounts are submitted if it falls earlier, the acquiring company shall have formulated a concrete plan of action.

For goodwill that is identified by the acquisition analysis, the amortization period is determined after individual examination and varies between 3 and 20 years. The longer amortization period is reserved for a few major strategic acquisitions in important markets. Goodwill writedowns occur on the basis of the Swedish Financial Accounting Standards Council's Standard No. 17, "Impairment of assets."

Goodwill in the consolidated financial statements that is attributable to an independent business outside Sweden is expressed in local currency. The translation to SEK follows the Swedish Financial Accounting Standards Council's Standard No. 8, "Reporting of effects of changes in foreign exchange rates."

Profits that arise from intra-Group transactions and that are unrealized from the standpoint of the Group on the balance sheet date are eliminated in their entirety. Unrealized losses on intra-Group transactions are also eliminated to the extent that the loss does not correspond to a writedown requirement.

The Swedish Financial Accounting Standards Council's Standard No. 8, "Reporting of effects of changes in foreign exchange rates"

The principles for translation between currencies comply with Standard No. 8 of the Swedish Financial Accounting Standards Council, "Reporting of effects of changes in foreign exchange rates." The current method of accounting has been used in translating the income statements and balance sheets of independent foreign businesses. As for independent foreign businesses in countries with high inflation, first an inflation adjustment occurs, followed by a translation according to the current method. The change in initial shareholders' equity that is due to the change in exchange rate from prior years is reported as an exchange rate difference directly under shareholders' equity. Skanska has applied the transition rule in the standard on accumulated exchange rate differences reported since 1999.

In applying the standard, all reporting units located abroad have been classified as independent foreign businesses. The basis for this is primarily that invoicing and purchases of goods and services by these foreign businesses does not occur in Skanska's reporting currency (SEK), only extremely limited transactions with the Parent Company occur and the cash flow of the Parent Company is not directly affected by day-to-day operations in these foreign businesses.

Group companies that own properties in Poland, the Czech Republic and Hungary and belong to the Commercial Project Development business stream have prepared their financial statements in a reporting currency different from the local currency. As a reporting currency, they have employed the currency used in the leases and that consequently has an effect on the value of each respective property. In the Czech Republic and Hungary, EUR is the functional currency. In Poland either EUR or USD is used.

Receivables and liabilities in foreign currencies have been valued at the exchange rate prevailing on the balance sheet date or the exchange rate according to hedging contracts. To hedge against fluctuations in exchange rates, the Group uses forward contracts, foreign currency loans and currency swaps. Unrealized gains and losses on forward contracts related to hedging of operational transaction exposure are included, to the degree of revenue or expense recognition, in the reporting of each respective project.

Foreign currency loans and currency derivatives for hedging of translation exposure (equity loans) are valued at the exchange rate prevailing on the balance sheet date. Exchange rate differences are reported, taking into consideration the tax effect, against the shareholders' equity of the Group. Hedging of translation exposure reduces the exchange rate effect when translating the financial statements of independent foreign businesses to SEK. Any forward contract premium is accrued over the period of the contract and reported as interest income or an interest expense.

The Swedish Financial Accounting Standards Council's Standard No. 19, "Discontinuing operations"

In reporting operations that are being discontinued, the term "discontinuing operations" or "closed down operations" refers to a clearly delimited portion of the Group's operations that is being discontinued or closed down in accordance with a single coherent plan, which has been approved no later than the balance sheet date. These operations must make up a sizable organizational unit that can be separated for business and reporting purposes. Information on discontinued operations is provided primarily in Note 2 (under point A) and in Note 40. In the consolidated income statement, continuing operations and discontinuing operations are reported separately.

The Swedish Financial Accounting Standards Council's Standard No. 13, "Associated companies"

Reported as associated companies are companies in which the Skanska Group exercises significant influence, which is presumed to be the case when the Group's holding amounts to a minimum of 20 percent and a maximum of 50 percent of the voting power. In addition, it is presumed that this ownership is one element of a long-term connection and that the holding shall not be reported as a joint venture.

Associated companies are included in the consolidated financial statements according to the equity method. In short, this means that Skanska's share in the associated company is first reported at acquisition cost and is then adjusted for the Group's share of the associated company's income, which shall be calculated according to the Group's accounting principles. In calculating the associated company's income, an adjustment is made for goodwill in the consolidated financial statements or other income items arising from the acquisition analysis at the time of purchase. Dividends received reduce the book value of the Group's share and are thus not included in the income statement. The Group's share of losses in an associated company is reported in the consolidated financial statements only as long as the reported value of the share exceeds SEK 0. If the Group has undertaken to be responsible for the associated company's commitments, the required allocations are made if the reported value of the share is SEK 0. When profits arise from transactions between the Group and an associated company, the portion equivalent to the Group's share of ownership is eliminated. Internal profits that have arisen from transactions between the Group and the associated company are eliminated on the basis of the Group's share of the profit. The elimination of the internal profit is adjusted in later financial statements based on how the asset is used or when it is divested. If a loss instead arises from a transaction between the Group and an associated company, elimination occurs only if the loss does not correspond to a write-down requirement on the transferred asset.

Note 22 provides information about associated companies.

The Swedish Financial Accounting Standards Council's Standard No. 14, "Joint ventures"

Companies operated jointly with other companies, and in which control is exercised jointly according to agreement, are reported as joint ventures. A construction consortium that does not constitute a legal person or is formed to carry out a single construction assignment is reported as an in-house business.

The equity method, which is described in the section on associated companies, is applied when preparing the consolidated financial statements. Internal profits that have arisen from transactions between the Group and a joint venture are eliminated based on the Group's share of profits. The elimination of the internal profit is adjusted in later financial statements based on how the asset is used or when it is divested. If a loss instead arises from a transaction between the Group and a joint venture, elimination occurs only if the loss does not correspond to a writedown requirement on the transferred asset.

Note 21 provides information about joint ventures.

The Swedish Financial Accounting Standards Council's Standard No. 10, "Construction contracts and similar assignments"

Project revenues are reported in compliance with Standard No. 10 of the Swedish Financial Accounting Standards Council, "Construction contracts and similar assignments." This means that the income from a construction project is reported successively as the project progresses. The stage of completion is mainly determined on the basis of accumulated project expenses in relation to estimated accumulated project expenses upon completion. If the outcome cannot be estimated in a satisfactory way, revenue is reported as equivalent to accumulated expenses on the balance sheet date (zero recognition). Anticipated losses are immediately reported as expenses. If the construction project also includes responsibility to the customer for divestment of completed housing units, the number of unsold units is taken into account when reporting the earnings of the construction project, by reporting a profit that is proportional to both the stage of completion and the degree of sales. This means that if the stage of completion is 50 percent and the degree of sales likewise is 50 percent, 25 percent of forecasted final profit is reported (forecasted loss is reported immediately as an expense at 100 percent).

The difference between recognized project revenue and a not yet invoiced amount is reported as an asset according to the percentage of completion method. Correspondingly, the difference between an invoiced amount and not yet recognized project revenue is reported as a liability.

According to the standard, information shall be provided about advance payments received and amounts held back by the customer (Note 7).

The Swedish Financial Accounting Standards Council's Standard No. 11, "Revenue"

Revenues other than project revenues are reported in compliance with Standard No. 11 of the Swedish Financial Accounting Standards Council, "Revenue." For rental revenues, this means that the revenue is divided evenly over the period of the lease. Compensation for services performed that does not comprise project revenue is reported as revenue during the reporting periods when these services are performed. Deliveries of merchandise are reported as revenues when the responsibility for the merchandise has been transferred to the buyer, which normally occurs at the time of delivery. Divestment of completed current-asset properties that belong to Commercial Project Development is normally reported as a revenue item during the reporting period when a binding agreement on the sale is reached. However, if the property divested is not yet completed and the buyer will occupy it only after completion, the gain is reported at the pace that the property is completed. Income on the sale of land in conjunction with residential projects is included in the reporting of the entire project.

A dividend is reported as a revenue item when the right to receive payment is judged to be certain.

Interest is reported using an interest rate that provides a uniform return on the asset in question. Interest rate derivatives such as interest rate swaps and futures are used for hedging against changes in interest rates. These instruments are not reported at market value in the balance sheet. Gains that arise are accrued over the maturity of the instrument and are reported as interest income or interest expenses.

Revenues are valued at the fair value of what is received or will be received. This means that receivables that arise at the time of divestments are regarded as having been acquired at fair value (discounted present value of future incoming payments) if the interest rate on the date of the purchase is below the market interest rate and the difference is significant.

The Swedish Financial Accounting Standards Council's Standard No. 6:99, "Leases"

The standard distinguishes between finance and operating leases. A finance lease is characterized by the fact that the economic advantages and risks associated with ownership of the asset have essentially been transferred to the lessee. If this is not the case, the agreement is regarded as an operating lease.

The amount stated in Note 38 for operating leases includes only rents from current-asset properties that contain commercial space, since other current-asset properties are intended to be divested when contracting projects are completed.

Information on expenses for operating leases includes contracts with remaining fees of at least EUR 1 M.

If the Group is the lessee, a finance lease shall be reported as a fixed asset. This occurs when the investment is equivalent to at least EUR 1 M. The rule here is that if a reporting unit signs separate leases related to the same asset class, these are added together. If the investment is below this threshold, the lease is treated as an operating lease. When a financial lease is reported as a fixed asset, the obligation to the lessor is reported as a liability.

Note 38 provides information about leases.

The Swedish Financial Accounting Standards Council's Standard No. 12, "Tangible fixed assets"

Tangible fixed assets are reported at acquisition cost minus accumulated depreciation. Writedowns occur in compliance with the Swedish Financial Accounting Standards Council's Standard No. 17, "Impairment of assets."

Skanska applies straight-line depreciation based on the estimated period of service, taking into account any residual value at the end of the period. The depreciation period varies substantially between different asset classes. For machinery and equipment which is reported in a depreciation plan, the estimated depreciation period normally amounts to between five and ten years. The corresponding period for buildings is between 15 and 50 years. Gravel pits and stone quarries are depreciated as materials are removed. Land is not depreciated.

Provisions for restoration of an asset are normally made in the course of utilization of the asset, because the prerequisites for a provision at the time of acquisition rarely exist.

The Swedish Financial Accounting Standards Council's Standard No. 15, "Intangible assets"

Intangible fixed assets are reported at acquisition cost minus accumulated amortization. Writedowns occur on the basis of the Swedish Financial Accounting Standards Council's Standard No. 17, "Impairment of assets." Goodwill arising from acquisitions of companies is reported according to the rules in the Swedish Financial Accounting Standards Council's Standard No. 1:00, "Business combinations," and is commented upon in this section.

An intangible asset is an identifiable non-monetary asset without physical substance and that is used for producing or supplying goods or services or for leasing and administration. To be reported as an asset, it is necessary both that it be likely that future economic advantages that are attributable to the asset will benefit the company and that the acquisition value can be calculated in a reliable manner.

Intangible fixed assets are amortized over the period they are utilized, with consideration given to any residual value at the end of the period. Purchased software (major computer systems) is amortized over a maximum of five years.

Of its expenditures for research and development, Skanska only capitalizes expenditures for such development work in which the intangible asset fulfills the Standard's criteria for capitalization. In this context, it should particularly be noted that expenditures that were expensed in prior annual or interim financial statements cannot later be booked as assets.

The Swedish Financial Accounting Standards Council's Standard No. 17, "Impairment of assets"

Writedowns are determined on the basis of the recoverable amount of assets, which is the higher of net selling price and value in use. The latter concept is calculated as the present value of estimated future payments that a company is expected to receive by using the asset. Estimated residual value at the end of the period of use is included in value in use. If the recoverable amount for an individual asset cannot be determined, the recoverable amount shall instead be determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest group of assets that generates regular payment surpluses, independent of other assets or groups of assets. For goodwill in the consolidated financial statements, a cash-generating unit is equal to the Group's business unit or other unit reporting to the Parent Company.

Reversals of writedowns occur when the basis for the writedown has wholly or partially disappeared.

The term "writedowns" is also used in conjunction with reappraisals of the value of properties that have been reported as current assets. However, appraisal of these properties occurs according to the lower value principle (using cost or fair value, whichever is lower) and thus follows Standard No. 2:02 of the Swedish Financial Accounting Standards Council, "Inventories."

The Swedish Financial Accounting Standards Council's Standard No. 4, "Accounting for extraordinary items and related disclosure"

The application of this standard means that information for comparative purposes is provided if the effects on earnings of special events and transactions of major importance are specified. Examples of such events and transactions are capital gains upon the divestment of business streams and of significant fixed assets, as well as writedowns.

Note 9 provides information on operating items that are of interest for comparative purposes.

The Swedish Financial Accounting Standards Council's Standard No. 21, "Borrowing costs"

Effective from January 1, 2002, borrowing costs during the construction of a building are included in acquisition cost and are thus not shown as a financial expense in the income statement. Generally speaking, capitalization of borrowing costs is limited to assets that require a considerable period for completion, which in the case of the Skanska Group means that the change of principle will only have an effect on the valuation of current-asset properties and properties used in the Group's own operations (business properties). Capitalization occurs when expenditures included in the acquisition value have arisen and activities to complete the building have begun. Capitalization ceases when the building is completed. Borrowing costs during an extended period when work to complete the building is suspended are not capitalized. If separate borrowing has occurred for the project, the actual borrowing cost is used. In other cases, the cost of the loan is calculated on the basis of the Group's borrowing cost.

The Swedish Financial Accounting Standards Council's Standard No. 9, "Income taxes"

Taxes are reported in the income statement except when the underlying transaction is reported directly to shareholders' equity, in which case the accompanying tax effect is reported to shareholders' equity. Current tax is tax to be paid or received that is related to the year in question. This also includes adjustment of current tax that is attributable to earlier periods. Deferred tax is calculated according to the balance sheet method, on the basis of temporary differences between reported values of assets and liabilities and values for tax purposes. The amounts are calculated based on how the temporary differences are expected to be settled and by applying the tax rates and tax rules that have been decided or announced as of the balance sheet date. Temporary differences are not taken into account in goodwill in the consolidated financial statements, nor in differences attributable to shares in subsidiaries and associated companies that are not expected to be taxed within the foreseeable future. In the consolidated financial statements, untaxed reserves are divided into deferred tax liabilities and shareholders' equity. Deferred tax assets related to deductible temporary differences and loss carry-forwards are reported only to the extent that they are likely to result in lower tax payments in the future.

The Swedish Financial Accounting Standards Council's Standard No. 2:02, "Inventories"

Except for properties that are used in Skanska's own business, the Group's property holdings are reported as current assets, since these holdings are included in the Group's operating cycle strategy, which implies acquisition of undeveloped land or redevelopment property, planning, pre-construction engineering, leasing, construction and divestment, all during a period averaging about 3 to 5 years. The same applies to holdings in property management companies if the properties belonging to these companies would have been reported the same way if Skanska owned them directly.

Current-asset properties are divided among Commercial Project Development, Other commercial properties and Residential Project Development. Note 23 provides information about these properties.

Properties constructed by the Group and that have been booked during the year as completed assets have been valued in the consolidated financial statements at directly accumulated costs plus a reasonable proportion of indirect costs. Effective from January 1, 2002, interest expenses have been capitalized during the construction period, as explained in the section on the Swedish Financial Accounting Standards Council's Standard No. 21, "Borrowing costs."

Note 23 states estimated market values for Skanska's current-asset properties. For completed properties that include commercial space, market values have been calculated partly in cooperation with external appraisers. For other current-asset properties, the appraisal has been conducted internally.

Information on customary inventories of goods is found in Note 24. Temporary inventories at construction sites are included in project expenditures and are not reported as inventories.

Both current-asset properties and inventories of goods are valued item by item according to the lower value principle, which means that a property or goods item is booked at acquisition cost or net realizable value, whichever is lower.

The Swedish Financial Accounting Standards Council's Standard No. 16, "Provisions, contingent liabilities and contingent assets"

An obligation as a result of an event happening on the balance sheet date at the latest is reported as a provision if it will probably result in an outflow of resources and a reliable estimate of its amount can be made.

Skanska makes provisions for future expenses due to warranty obligations. The estimate is based on estimated expenses for each project or, for groups of similar projects, calculated on the basis of a ratio that has historically served as a satisfactory provision for these expenses. For example, a percentage of net sales can serve as such a ratio.

A provision is made for disputes related to completed projects if it is likely that the dispute will result in an outflow of resources from the Group. Disputes related to ongoing projects are taken into consideration in valuation of the project and are thus not included in the balance sheet item "Provision for legal disputes."

Provisions for restructuring expenses are reported when a detailed restructuring plan has been adopted and the restructuring has either begun or been publicly announced.

Contingent liabilities are possible obligations attributable to events that have occurred and whose existence is confirmed only by the occurrence or non-occurrence of one or more future events that are not entirely within the control of the Company. Also reported as contingent liabilities are obligations attributable to events that have occurred but that have not been reported as a liability or provision because it is not likely that an outflow of resources will be required to settle the obligation or the size of the obligation cannot be estimated with sufficient reliability.

In connection with contracting assignments, security is often provided in the form of a completion guarantee from a bank or insurance institution. The issuer of the guarantee, in turn, normally receives an indemnity from the contracting company or other Group company. In compliance with industry custom, such indemnities related to the Group's own contracting assignments are not reported as contingent liabilities, since they do not involve any increased liability compared to the contracting assignment.

Contract fulfillment guarantees issued by the Parent Company on behalf of a Group company are calculated either on the basis of all or part of the contract sum of each respective assignment, depending on the terms of the agreement, without being offset against still unreceived compensation from the customer.

It is not practicable to estimate the financial effect of contingent liabilities, provide an indication about uncertainties concerning the amounts or dates of these outflows or assess the possibility that compensation will be received. Note 32 provides information about the Group's contingent liabilities.

Contingent assets are possible assets attributable to events that have occurred and whose existence is confirmed only by the occurrence or non-occurrence of one or more uncertain events that are not entirely within the control of the Company.

In the Group's construction operations, it is not unusual that claims for additional compensation from the customer arise. If the right to additional compensation is confirmed, this affects the valuation of the project (Standard No. 10 of the Swedish Financial Accounting Standards Council, "Construction contracts and similar assignments"). Regarding claims that have not yet been confirmed, it is not practicable to provide information about these, unless there is an individual claim of substantial importance to the Group.

The Swedish Financial Accounting Standards Council's Standard No. 29, "Employee benefits"

The standard makes a distinction between defined-contribution and defined-benefit pension plans. Defined-contribution pension plans are defined as plans in which the company pays established fees to a separate legal entity and has no obligation to pay additional fees even if the legal entity does not have sufficient assets to pay the benefits to employees that are attributable to their service until the balance sheet date. Other pension plans are defined-benefit. The calculation of defined-benefit pension plans uses a method that often differs from local rules in each respective country, for example from the method applied in Sweden when calculating the Company's liability for PRI occupational pensions. Obligations and costs are to be calculated according to the "projected unit credit method." The purpose is to report expected future pension disbursements as expenses in a way that yields more uniform expenses over the employee's period of employment. Expected future wage or salary increases and expected inflation are taken into account in the calculation. The present value of the obligations is to be discounted primarily on the basis of the market return on high quality corporate bonds on the balance sheet date. The fair value of managed assets, for example pension funds, is to be subtracted from the estimated value of the obligations. To avoid sharp fluctuations in pension expenses from one year to another, changes within a certain level (the "corridor") are not taken into account in the income statement and in the balance sheet. The corridor means that actuarial gains and losses affect the earnings of the Group only to the extent that they exceed 10 percent of the present value of the pension obligation or 10 percent of the fair value of managed assets, whichever is larger. The reported return on managed assets refers to the estimated return on January 1 and therefore normally differs from the actual return during the year. This difference is an actuarial gain or loss. Note 28 provides information on the Group's pension commitments.

Only an insignificant percentage of the Group's defined-benefit pension obligations were financed by premiums to the retirement insurance company Alecta. Since the required information cannot be obtained from Alecta, these pension obligations are reported as a defined-contribution plan.

Taxes that are payable on pension expenses, for example the Swedish special employer's contribution on pension expenses, have been taken into consideration when recalculating pension obligations as above. This is in compliance with Interpretation No. 43 of the Emerging Issues Task Force, Swedish Financial Accounting Standards Council.

According to the standard, information shall be provided about share-related employee benefits. The synthetic option programs on which information is provided in Note 35 are reported in the balance sheet as provisions if the price of a Skanska share exceeds the respective exercise price on the balance sheet date. The year's change in provision is included in the income statement and is reported among personnel expenses.

In the Parent Company financial statements, defined-benefit pension plans are reported in compliance with Swedish accounting practices to date, which are based on the provisions of the Security of Income Act. To the extent that pension obligations are secured by assets in the pension fund, they are not reported in the balance sheet.

The Swedish Financial Accounting Standards Council's Standard No. 7, "Cash flow statements"

In drawing up its cash flow statement, Skanska applies the indirect method in compliance with the standard. Aside from cash and bank balances, liquid assets are to include short-term investments whose transformation into bank balances may occur in an amount that is mainly known in advance. Short-term investments with maturities of less than three months are regarded as liquid assets. Liquid assets that are subject to restrictions are reported either as current receivables or as long-term receivables.

In addition to the cash flow statement prepared in compliance with the standard, this Annual Report presents an operating cash flow statement that does not conform to the structure specified in the above standard. The operating cash flow statement was prepared on the basis of the operations that the various business streams carry out.

The Swedish Financial Accounting Standards Council's Standard No. 5, "Accounting for changes in accounting principles"

When changing an accounting principle, comparative figures are recalculated unless otherwise prescribed in the applicable standard from the Swedish Financial Accounting Standards Council. If the change in principle affects shareholders' equity, this is reported on a separate line in the statement of changes in shareholders' equity.

Note 2 comments about the effects on comparative figures of reporting discontinuing operations.

The Swedish Financial Accounting Standards Council's Standard No. 18, "Earnings per share"

Earnings per share is reported directly below the consolidated income statement. Skanska has not issued preference shares, so earnings do not need to be adjusted for dividends on such shares. Nor are there ordinary shares that may potentially give rise to dilution effects, for example due to warrants or convertible debentures.

If the number of shares changes during the year, Skanska calculates a weighted average of the number of shares outstanding during the period.

The Swedish Financial Accounting Standards Council's Standard No. 23, "Related party disclosure"

According to the standard, information must be provided about transactions and agreements with related companies and physical persons. In the consolidated financial statements, intra-Group transactions fall outside this reporting requirement. If the Parent Company's annual accounts are submitted at the same time as the consolidated annual accounts, the standard implies no expansion of the Parent Company's reporting beyond what the Annual Accounts Act specifies. Since associated companies and joint ventures are reported according to the equity method, the standard implies an expanded reporting requirement on the Group's transactions with these companies, which is presented in Note 37.

The Swedish Financial Accounting Standards Council's Standard No. 24, "Investment property"

Investment property is defined in this standard as property held to generate rental income or capital appreciation. Properties that are used in a company's own operations (business properties) are not dealt with in this standard. Properties that are intended to be divested are covered by the Swedish Financial Accounting Standards Council's Standard No. 2:02, "Inventories." The standard on investment properties is therefore not applicable to the Group's holdings of current-asset properties, since these holdings are included in the Group's operating cycle strategy, which implies acquisition of undeveloped land or redevelopment property, planning, pre-construction engineering, leasing, construction and divestment, all during a period averaging about 3 to 5 years.

The Swedish Financial Accounting Standards Council's Standard No. 25, "Segment reporting – lines of business and geographic areas"

For reporting in compliance with this standard, the Group's operations have been divided into a primary segment (business streams) and a secondary segment (markets).

The business streams are Construction, Commercial Project Development, Residential Project Development and BOT. This division should be viewed in light of differences in both risks and the length of the operating cycle. Discontinuing operations are reported together with "Central and eliminations."

The markets are Sweden, the Nordic countries excluding Sweden, Europe excluding the Nordic countries, the United States and, finally, other markets. The geographic division in the secondary segment reflects the division of Skanska's business into different home markets.

Transactions between business streams are effected on market terms.

The Swedish Financial Accounting Standards Council's Standard No. 26, "Events after the balance sheet date"

Events after the balance sheet date may, in certain cases, confirm a situation that existed on the balance sheet date. According to the standard, such events shall be taken into account when financial reports are prepared. Information is provided about other events after the balance sheet date that occur before the signing of the financial report if its omission would affect the ability of a reader to make a correct assessment and a sound decision.

As stated earlier, divestment of a property is normally reported as income during the period when a binding agreement is signed, even if necessary regulatory approvals have not yet been received. Contractual terms that in some way are at the disposition of the counterparty may cause the reporting of income to be postponed while waiting for the terms to be fulfilled.

The Swedish Financial Accounting Standards Council's Standard No. 27, "Financial instruments: Disclosure and classification"

The standard deals with classification of financial instruments and what information must be provided. However, the standard does not deal with valuation of financial instruments or when they are to be included in the balance sheet for the first time and when they are no longer to be reported there.

Treated as a financial instrument is any form of agreement that gives rise to a financial asset in a company and a financial liability or own equity instrument in another company. Financial instruments are any asset in the form of cash, a contractual right to receive cash or other financial asset from another company, contractual right to exchange financial instruments with another company on terms that may prove favorable or "own equity instruments" issued by another company. A financial liability is any liability that involves a contractual obligation to pay cash to another company or to exchange financial instruments with another company on terms that may prove unfavorable.

Offsetting of financial assets and financial liabilities shall occur when a company has a legal right to offset items against each other and intends to settle these items with a net amount or, at the same time, divest the asset and settle the liability.

The standard prescribes, among other things, that a company shall provide information on the fair value of each class of financial asset and financial liability if this is feasible.

Information in compliance with the standard is provided in Note 4.

Valuation, recognition and derecognition of financial instruments

Financial assets and liabilities are normally reported at acquisition value. Financial liabilities whose acquisition value differs from nominal value are reported at accrued acquisition value, with premiums or discount accrued (on a straight-line basis) over their life.

Receivables and liabilities in foreign currencies are translated at the exchange rate prevailing on the balance sheet date, in compliance with Standard No. 8, "Reporting of effects of changes in exchange rates" of the Swedish Financial Accounting Standards Council.

Skanska uses currency forward contracts, foreign currency loans and currency swaps to hedge against fluctuations in exchange rates. Unrealized gains and losses on forward contracts related to hedging of operative transaction exposure are included in the reporting of each respective project, according to the degree of completion.

Loans in foreign currencies and currency derivatives for hedging of translation exposure are valued at the exchange rate prevailing on the balance sheet date. Exchange rate differences are reported, after taking into consideration the tax effect, against the shareholders' equity of the Group. Any forward contract premium is accrued over the period of the contract and reported as interest income or interest expense.

Interest rate derivatives such as interest rate swaps and futures are used for hedging against changes in interest rates. These instruments are not reported at market value in the balance sheet. Income that arises is accrued over the period of the contract and reported as interest income or interest expense.

The obligations that the synthetic option programs may cause in case of share price appreciation have been hedged with the aid of equity swaps related to shares in Skanska AB. The difference between the market price on the balance sheet date and the initial prices of the swap agreements is taken into account only when there is an unrealized loss and is then reported directly in shareholders' equity.

In the balance sheet, all financial instruments are reported with the exception of derivative instruments that hedge forecasted cash flows. A financial asset or financial liability is reported in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Accounts receivable are reported in the balance sheet when the invoice has been sent. A liability is reported when the counterparty has performed and the Company is contractual obligated to pay, even if an invoice has not been received. A financial asset (or part thereof) is derecognized from the balance sheet when the rights in the contract has been fulfilled, expire or the Company has lost control over them. A financial liability (or part thereof) is derecognized from the balance sheet when the contractual commitment is met or otherwise ceases.

The Swedish Financial Accounting Standards Council's Standard No. 28, "Accounting for government grants and disclosure of government assistance"

"Government assistance" refers to measures by the central government aimed at providing an economic advantage that is limited to one company or a category of companies that fulfill certain criteria. Government grants are assistance from the central government in the form of transfers of resources to a company in exchange for the company's fulfillment or future fulfillment of certain conditions concerning its operations.

The Group works in fields where government assistance is normally nonexistent or only on an insignificant scale. The information required in compliance with the standard does not include central government assistance to customers.

Current assets

Current assets other than inventories are also valued according to the lower value principle, which means that acquisition value or net realizable value, whichever is lower, is used as reported value. Valuation occurs on an item to item basis.

Financial fixed assets

Financial fixed assets other than holdings in associated companies and joint ventures are normally reported at acquisition value. A writedown occurs if fair value is below acquisition value.

In the Parent Company financial statements, holdings in Group companies are reported at acquisition value.

Liabilities

Liabilities are normally reported at their nominal value. Liabilities that, at the time an agreement is signed, carry lower interest than normally paid are reported, when the book value of the liability is stated, at the present value of future payments if the difference compared to nominal value is significant. Financial liabilities whose acquisition value deviates from nominal value are reported at accrued acquisition cost, in which a premium or discount is accrued over the life of the liability.

Swedish Annual Accounts Act

The Annual Accounts Act stipulates requirements for additional information compared to the recommendations of the Swedish Financial Accounting Standards Council, including information about employee absence due to illness and the gender breakdown of Boards of Directors and management.

Information on absence due to illness is provided only by the Group's Swedish companies. The information is provided in Note 35.

Information on gender breakdown shall refer to the situation on the balance sheet date. The term "senior executives" in the various subsidiaries refers to the members of the management team in each respective business unit.

The number of employees during the year was calculated as an average of the number on four measurement dates during the year. Businesses that were divested during the year are not included.

Order bookings and order backlog

Order backlog refers to the value of the remaining non-recognized project revenues from assignments that have been received.

The order backlog in the accounts of acquired subsidiaries on the date of acquisition is not reported as order bookings, but is included in order backlog amounts.

Note 2 Effects of changes in accounting principles

During the year, Skanska had no changes in accounting principles that have affected the Group's total financial reports. The only adjustment that affected the total is an adjustment in operating income of SEK -14 M according to point A below.

However, the treatment of discontinuing operations has caused the comparative figures from 2003 to be adjusted in the tables that the Group presents in this Annual Report. This change is presented below under point A. In addition, Skanska has made a change in the operating cash flow statement. This change is presented under point B below.

The effects of the transition to reporting in conformity with International Financial Reporting Standards (IFRS) effective from January 1, 2005, with comparative figures for 2004, are reviewed under point C.

A. Reporting of discontinuing operations

During 2004, Skanska divested businesses and transferred specialized companies to the category "Discontinuing companies." These units are reported together as "Discontinuing companies" in compliance with the rules in RR 19.

Skanska is reporting its income statement divided into "Continuing operations" and "Discontinuing operations." Comparative figures have been adjusted in such a way that a follow-up of continuing operations can be made. The capital gain/loss from discontinuing operations is included in operating income, but is reported below gross income. This reporting required an adjustment of gross income in the comparative year by SEK -14 M. It was the gain on the divestment of Skanska's project development business in the U.S., SEK 14 M in 2003, which came in its entirety from the reversal of exchange rate differences previously reported in shareholders' equity.

Information on balance sheet items and cash flow for discontinuing operations is presented in Note 40, "Discontinuing operations." Note 35, "Personnel," reports the number of employees as well as wages, salaries and other remuneration for the comparative year, divided into continuing operations and discontinuing operations.

The transfer of units from continuing operations to discontinuing operations has led to some adjustments in Note 3, "Segment reporting." This, in turn, affects various tables in other notes where such items as net sales, selling and administrative expenses and depreciation/amortization are reported by different business streams (segments).

B. Change in reporting of operating cash flow

Cash flow attributable to changes in interest-bearing receivables and liabilities has been moved from "Cash flow from financing activities" to its own heading, between a new summation of "Cash flow before changes in interest-bearing receivables and liabilities" and "Cash flow for the year."

The change was made in order to clarify the operating cash flow related to various subcomponents.

C. Effects of the transition to International Financial Reporting Standards (IFRS) on Skanska's accounting

Beginning with 2005, the Group will apply the International Financial Reporting Standards, (IFRS), which have been adopted by the European Commission.

Skanska's Three Month Report for January-March 2005 will be reported in complinace with IFRS.

Preliminary major effects of the IFRS transition on equity items

Group	Jan 1 2004	Dec 31 2004
Shareholders' equity according to Swedish accounting standards	14,169	16,066
Minority interests according to Swedish accounting standards	200	117
Total equity	**14,369**	**16,183**
IFRS-related changes in 2004 opening balance		
Reporting of pensions according to IAS 19	203	
Capitalized borrowing costs according to IAS 23	157	
Other items according to IAS 11, 16 and 38	-28	
	332	**332**
IFRS-related changes in 2004 income items		
Reversal of goodwill amortization according to IFRS 3		405
Goodwill writedowns according to IAS 36		-45
Adjustment in gain on divestments of Group companies and joint ventures according to IAS 21		234
Other adjustments		-69
		525
IFRS-related changes reported directly in shareholders' equity		
Translation differences on divested Group companies		-234
Other translation differences		-13
		-247
Total effect of IFRS transition during 2004 [1]	**332**	**610**
Equity according to IFRS, 2004	**14,701**	**16,793**

1 All IFRS-related changes in equity are related to the portion of equity belonging to the shareholders. At year-end 2004 and in the 2005 opening balance, minority interests in equity according to IFRS are the same as according to Swedish accounting standards, SEK 117 M.
Upon the transition to IFRS, minority interests in equity will be reclassified and included in the shareholders' equity of the Group.
The IFRS-related change in the 2004 opening balance is mainly affected by International Accounting Standard IAS 19, "Employee benefits," and by IAS 23, "Borrowing costs."

Since 2003, the Group has applied the Swedish Financial Accounting Standards Council's standard RR 29, "Employee benefits." Skanska has chosen to apply the transitional rule in IFRS 1 when reporting according to IAS 19, "Employee benefits," which means that unrecognized actuarial gains and losses are re-set to zero against shareholders' equity on January 1, 2004. In the balance sheet on December 31, 2003, unrecognized actuarial gains amounted to SEK 288M. As a result, provisions for pensions are reduced by SEK 288 M and shareholders' equity increases by SEK 203 M, after taking deferred taxes into account. Operating income according to IFRS is marginally affected, by the reversal of the 2004 amortization of actuarial gains no longer required.

Actuarial losses during 2004 total about SEK 590 M. If and when the EU endorses the decision recently made by the International Accounting Standards Board (IASB), the Group will report actuarial gains and losses directly in shareholders' equity. If this occurs, the change in accounting principle will mean that provisions for pensions will increase by about SEK 590 M on January 1, 2005 and shareholders' equity will be reduced by about SEK 415 M after taking into account a deferred tax asset of about SEK 175 M. Operating income during 2005 will be affected marginally because amortization of the actuarial losses will no longer be required.

Capitalization of interest expenses during the design and construction phase of fixed-asset and current-asset properties is applied with full retroactivity according to the transitional rules (IFRS 1). Skanska has then applied the alternative rule in Standard RR 21, "Borrowing costs," effective from 2002. Capitalization of interest expenses according to IAS 23 refers mainly to current-asset properties and a concession for a highway project in Chile. After taking the tax effect into account, shareholders' equity rises by SEK 157 M.

Note 2 continued

Application of IAS 38, "Intangible assets," related to capitalization of certain development expenses; IAS 16, Tangible fixed assets, with regard to component depreciation; and accrual of capitalization of certain tender expenses according to IAS 11, "Construction contracts," affected shareholders' equity in the opening balance in small amounts.

In accordance with the application of the transitional rule in IFRS 1 Skanska chose to apply IFRS 3 "Business combinations" prospectively from January 1, 2004. During 2004, the consolidated financial statements are affected by SEK 405 M in reversed goodwill amortization. In some cases, due to such reversed goodwill amortization, net divestment value has been less than book value. Reversed amortization made it necessary to carry out goodwill writedowns totaling SEK -45 M.

IAS 21, "The effects of changes in foreign exchange rates," has an impact on the Group's divestments of Group companies and joint ventures during 2004. According to the transitional rule in standard RR 8, "Reporting of effects of changes in foreign exchange rates," accumulated translation differences in shareholders' equity were reported in the income statement in the amount of SEK -197 M in connection with divestments according to Swedish accounting standards during 2004. As a consequence of the transition rules in IFRS 1, accumulated translation differences are reset at zero on January 1, 2004, resulting in an adjustment of SEK 234 M in accumulated translation differences related to Group companies divested in 2004.

According to IFRS, the gain from divestments of Group companies thus increases by SEK 234 M, which is related to the recovery of SEK 234 M in negative translation differences reported in the income statement.

IAS 39, "Financial instruments: recognition and measurement" shall be applied prospectively from January 1, 2005; the comparative figures for 2004 are not affected. According to IAS 39, financial derivatives such as interest rate swaps, forward rate agreements, embedded derivatives etc are stated at fair value in the balance sheet.

Skanska uses financial derivatives to adapt the interest refixing period on its net debt and to minimize its transaction exposure and translation exposure. The fair value of financial derivatives undergoes changes as market interest rates and currency exchange rates fluctuate. Reporting such items at fair value results in both positive figures and negative figures, depending on current market interest rates and exchange rates on the balance sheet date. The effect on January 1, 2005 implies a reduction in shareholders' equity of about SEK 10 M after taking into account deferred tax.

At year-end 2004, the balance sheet increases by about SEK 400 M as a consequence of the transition to IFRS. The transition to IAS 39 on January 1 increases the balance sheet total by approximately SEK 500 M more.

IFRS-related effects on key financial figures during 2004

Effect on 2004 opening balance	According to Swedish GAAP	IFRS-related change	According to IFRS
Equity (including minority interests)	14,369	332	14,701
of which, minority interests	200		200
Capital employed	24,460	45	24,505
Net interest-bearing assets	150	287	437
Shareholders' portion of equity per share (shareholders' equity per share), SEK	33.90	0.80	34.70
Debt/equity ratio	0.0	0.0	0.0
Equity/assets ratio	21.5	0.5	22.0

Effect during 2004	According to Swedish GAAP	IFRS-related change	According to IFRS
Net sales	121,263	0	121,263
Operating income	3,853	508	4,361
Shareholders' portion of net profit	2,648	525	3,173
Earnings per share, SEK	6.33	1.25	7.58
Return on capital employed, %	17.9	2.0	19.9
Return on shareholders' equity, %	17.5	2.9	20.4

Effect on 2004 closing balance	According to Swedish GAAP Dec. 31, 2004	IFRS-related change	According to IFRS Dec. 31, 2004
Equity (including minority interests)	16,183	610	16,793
of which, minority interests	117		117
Capital employed	21,105	290	21,395
Net interest-bearing assets	7,499	320	7,819
Shareholders' portion of equity per share (shareholders' equity per share), SEK	38.39	1.45	39.84
Debt/equity ratio	–0.5	0.0	–0.5
Equity/assets ratio	25.9	0.8	26.7

The information compiled by Skanska concerning the transition was prepared according to the IFRS principles that are expected to be in force on December 31, 2005. IFRS is the object of continuing reviews and approvals by the EU, and changes may thus still occur.

Note 3 Segment reporting

The division into business streams and markets reflects the Company's internal organization and reporting system.

Skanska's business streams are reported as primary segments. Skanska carries out its operations in four business streams: Construction, Commercial Project Development, Residential Project Development and BOT. Geographic markets are reported as secondary segments. The market division that is used is based on the natural delimitations between markets in the Group. Discontinuing operations are reported together with central items and eliminations. For information concerning discontinuing operations, see Note 40.

The following table shows how Skanska's business units/reporting units are divided into geographic markets and in what business stream they carry out their operations.

	Primary segments, business streams				
Secondary segments, geographic market and the business/reporting units belonging to them	**Construction and Services**	**Commercial Project Development**	**Residential Project Development**	**BOT**	**Discontinuing operations**
Sweden					
Sweden	■		■		■
Project Development Sweden excluding portion in other Nordic countries		■			
Other Nordic countries					
Norway	■		■		
Denmark	■				
Finland	■		■		
Portion of Project Development Sweden		■			
Other Europe					
Poland	■		■		
Czech Republic	■		■		
Russia	■		■		■
United Kingdom	■				■
Project Development Europe		■			
United States					
USA Building	■				
USA Civil	■				
Other markets					
Latin America	■				
International	■				■
BOT				■	
Discontinuing operations	■		■		

Intra-Group pricing between business streams occurs on market terms.

A. Primary segment: Business streams

Construction is the Group's largest business stream. Construction includes both building and civil construction, but not residential construction for Skanska's own account.

Residential Project Development creates residential projects for immediate sale. Housing units are adapted to selected customer categories. The units are responsible for planning and selling the projects. Construction assignments are performed by Skanska's construction units in each respective market.

Commercial Project Development initiates, develops, leases and sells commercial property projects. Project development in this business stream focuses on office buildings, shopping centers and logistics properties in Stockholm, Gothenburg, the Öresund region of southern Sweden and eastern Denmark, Warsaw (Poland), Budapest (Hungary) and Prague (Czech Republic).

BOT (Build Own/Operate Transfer) specializes in identifying, developing and investing in privately financed infrastructure projects, such as highways, hospitals and power generation plants. The business stream focuses on creating new potential projects in the markets where the Group has operations.

Assets and liabilities by business stream

Each business stream has operating responsibility for its capital employed. The capital employed by each business stream consists of its total assets minus tax claims and intra-Group receivables invested in Skanska's treasury unit ("internal bank") minus non-interest-bearing liabilities excluding tax liabilities. Acquisition goodwill has been reported in to the business stream to which it belongs.

Revenues and expenses by business stream

Each business stream has operating responsibility for its income statement down to and including operating income. If its assets include interest-bearing receivables and liquid assets other than funds invested in the Group's treasury unit, the company is also responsible for the interest income that these assets earn. No interest expenses or taxes are found in the income statements of the respective business streams.

Note 3 continued

	Construction		Commercial Project Development		Residential Project Development		BOT		Discontinuing operations, central and eliminations		Group total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Income statement												
External net sales	104,495	110,672	5,520	8,861	5,814	5,839	33	87	5,401	7,420	121,263	132,879
Intra-Group net sales	3,482	3,745	64	0	0	0	0	0	-3,546	-3,745	0	0
Total net sales	**107,977**	**114,417**	**5,584**	**8,861**	**5,814**	**5,839**	**33**	**87**	**1,855**	**3,675**	**121,263**	**132,879**
Construction, manufacturing and property management expenses	-101,279	-106,757	-3,691	-5,552	-4,992	-5,255	-45	-55	-1,660	-2,368	-111,667	-119,987
Gross income	**6,698**	**7,660**	**1,893**	**3,309**	**822**	**584**	**-12**	**32**	**195**	**1,307**	**9,596**	**12,892**
Selling and administrative expenses [1]	-5,163	-5,741	-215	-244	-305	-314	-70	-57	-1,007	-1,512	-6,760	-7,868
Income from Group companies									1,413	14	1,413	14
Income from joint ventures and associated companies	39	46	-41	-4	12	-5	113	52	10	-10	133	79
Operating income before goodwill amortization and writedowns [2]	**1,574**	**1,965**	**1,637**	**3,061**	**529**	**265**	**31**	**27**	**611**	**-201**	**4,382**	**5,117**
Goodwill amortization/writedowns	-363	-414	0	0	-5	-6	0	0	-161	-165	-529	-585
Operating income	**1,211**	**1,551**	**1,637**	**3,061**	**524**	**259**	**31**	**27**	**450**	**-366**	**3,853**	**4,532**
Interest income	162	232	22	22	9	6	14	19	77	13	284	292
Interest expenses									-332	-685	-332	-685
Other financial items									14	-67	14	-67
Income after financial items	**1,373**	**1,783**	**1,659**	**3,083**	**533**	**265**	**45**	**46**	**209**	**-1,105**	**3,819**	**4,072**
Taxes									-1,158	-1,303	-1,158	-1,303
Minority interests									-13	-8	-13	-8
Net profit for the year									**-962**	**-2,416**	**2,648**	**2,761**
Assets												
Intangible fixed asets	3,607	3,992	0	0	7	8	393	387	22	331	4,029	4,718
Tangible fixed assets	4,972	5,540	6	7	5	45	1	1	553	1,137	5,537	6,730
Shares and participations in companies reported according to the equity method	137	122	13	58	91	84	766	720	-145	390	862	1,374
Other shares and participations	58	94	0	5	18	14	0	0	-2	-37	74	76
Interest-bearing assets [3]	3,733	4,943	104	218	59	349	208	114	8,317	4,617	12,421	10,241
Current-asset properties	1,288	1,067	7,425	9,485	3,259	3,244	0	0	-176	-102	11,796	13,694
Tax receivables									1,795	1,954	1,795	1,954
Operating receivables etc.	22,178	23,699	1,118	327	1,989	2,140	105	56	605	1,729	25,995	27,951
Total assets	**35,973**	**39,457**	**8,666**	**10,100**	**5,428**	**5,884**	**1,473**	**1,278**	**10,969**	**10,019**	**62,509**	**66,738**
Liabilities												
Tax liabilities									3,696	3,675	3,696	3,675
Other operating liabilities and non-interest-bearing provisions	32,191	31,658	1,037	641	3,062	3,127	40	35	1,378	3,142	37,708	38,603
	32,191	**31,658**	**1,037**	**641**	**3,062**	**3,127**	**40**	**35**	**5,074**	**6,817**	**41,404**	**42,278**
Capital employed	**3,782**	**7,799**	**7,629**	**9,459**	**2,366**	**2,757**	**1,433**	**1,243**	**5,895**	**3,202**	**21,105**	**24,460**
Operating cash flow [4]												
Cash flow from operations before investments	4,140	3,367	186	884	-192	187	-34	-58	-598	-26	3,502	4,354
Net investments in operations	-266	-198	3,378	6,173	408	678	-181	-114	9	-28	3,348	6,511
Cash flow effect, adjustment of dates, net investments	78	-54	-219	53	88	49	0	0	0	0	-53	48
Taxes paid in business operations									-1,011	-943	-1,011	-943
Cash flow from business operations	**3,952**	**3,115**	**3,345**	**7,110**	**304**	**914**	**-215**	**-172**	**-1,600**	**-997**	**5,786**	**9,970**
Net strategic investments	14	121	1	0	0	0	0	0	2,406	283	2,421	404
Taxes paid on strategic divestments									-29	740	-29	740
Cash flow from strategic investments	**14**	**121**	**1**	**0**	**0**	**0**	**0**	**0**	**2,377**	**1,023**	**2,392**	**1,144**
Cash flow before financing activities and dividends	**3,966**	**3,236**	**3,346**	**7,110**	**304**	**914**	**-215**	**-172**	**777**	**26**	**8,178**	**11,114**
Net investments												
Investments	-1,330	-1,587	-1,336	-1,399	-3,676	-3,608	-188	-115	-235	-218	-6,765	-6,927
Divestments	1,078	1,510	4,715	7,572	4,084	4,286	7	1	2,650	472	12,534	13,841
Net investments	**-252**	**-77**	**3,379**	**6,173**	**408**	**678**	**-181**	**-114**	**2,415**	**254**	**5,769**	**6,914**
Order bookings	116,008	113,794	0	0	0	0	0	0	5,895	7,334	121,903	121,128
Order backlog	113,498	109,316	0	0	0	0	0	0	242	7,085	113,740	116,401
Employees	51,583	54,859	129	149	739	743	40	32	1,312	13,886	53,803	69,669
1 excluding goodwill amortization and writedowns												
2 of which, amortization	-1,027	-1,096	-1	-2	-2	-11	0	0	-201	-268	-1,231	-1,377
of which, writedowns/reversals of writedowns	-13	-72	-98	0	-14	-25	0	0	-67	-10	-192	-107
of which, gains from divestments of residental units	0	0		0	607	538	0	0	31	33	638	571
of which, gains from divestments of commercial properties	153	93	1,443	2,399	0	0	0	0	69	-21	1,665	2,471

3 including external cash and bank balances, excluding deposits in Skanska's treasury unit
4 Taxes paid for the Group are included in the item "Central and eliminations"

Note 3 continued

B. Secondary segment: Geographic markets

Group	Sweden	Other Nordic countries	Other Europe	United States	Other markets	Discontinuing operations, central and eliminations	Total
2004							
External net sales	24,866	21,076	25,983	40,007	3,932	5,399	121,263
Intra-Group net sales	785	96	0	0	5	-886	0
Total net sales	**25,651**	**21,172**	**25,983**	**40,007**	**3,937**	**4,513**	**121,263**
Total assets	**16,996**	**12,843**	**16,995**	**12,078**	**4,240**	**-643**	**62,509**
Investments in fixed assets and businesses	-248	-183	-421	-128	-269	-114	-1,363
Investments in current-asset properties	-1,509	-2,813	-941	0	0	-3	-5,266
Total investments	**-1,757**	**-2,996**	**-1,362**	**-128**	**-269**	**-117**	**-6,629**
Divestments of fixed assets and businesses	164	107	217	50	26	92	656
Divestments of current-asset properties	4,031	2,956	2,293	0	7	34	9,321
Total divestments	**4,195**	**3,063**	**2,510**	**50**	**33**	**126**	**9,977**
2003							
External net sales	29,735	20,765	26,032	45,461	3,466	7,420	132,879
Intra-Group net sales	851	314	56	0	6	-1,227	0
Total net sales	**30,586**	**21,079**	**26,088**	**45,461**	**3,472**	**6,193**	**132,879**
Total assets	**17,995**	**12,479**	**16,959**	**13,614**	**4,074**	**1,617**	**66,738**
Investments in fixed assets and businesses	-227	-220	-377	-265	-177	-194	-1,460
Investments in current-asset properties	-1,850	-2,584	-951	0	0	13	-5,372
Total investments	**-2,077**	**-2,804**	**-1,328**	**-265**	**-177**	**-181**	**-6,832**
Divestments of fixed assets and businesses	225	46	215	0	17	-117	386
Divestments of current-asset properties	7,701	3,381	1,550	0	55	269	12,956
Total divestments	**7,926**	**3,427**	**1,765**	**0**	**72**	**152**	**13,342**

Note 3 continued

C. Other information by business stream, divided by business unit/reporting unit

Group	Net sales		Operating income		Capital employed		Return on capital employed, %		Order backlog		Order Bookings	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Construction												
Sweden	20,519	21,843	586	450	-545	218	>100	85.8	15,485	12,705	23,039	20,638
Norway	8,640	8,223	128	25	599	1,777	13.2	2.8	7,371	5,690	10,195	9,165
Denmark	3,636	3,430	53	-37	61	56	>100	69.6	2,157	1,999	3,518	3,608
Finland	7,623	7,879	194	212	383	765	30.0	23.5	4,854	5,404	7,316	8,976
Poland	3,970	3,546	95	90	-94	421	26.4	13.0	3,844	2,730	4,559	3,144
Czech Republic	7,906	7,654	349	340	1,065	1,508	22.2	20.2	13,047	7,426	12,910	8,816
United Kingdom	11,024	12,006	-17	69	88	368	8.2	14.0	13,318	13,684	10,850	10,876
USA Building	27,601	30,240	-458	11	-188	404	<-100	4.3	36,577	38,055	29,699	32,178
USA Civil	12,406	15,221	205	522	1,352	1,663	12.5	31.0	12,116	17,405	8,242	12,567
Latin America	2,785	2,142	118	119	350	375	23.7	27.8	2,885	2,087	3,924	2,401
International	1,867	2,233	-42	-250	656	493	-10.2	-69.2	1,844	2,131	1,756	1,425
Elimination					55	-249						
	107,977	**114,417**	**1,211**	**1,551**	**3,782**	**7,799**	**20.1**	**17.3**	**113,498**	**109,316**	**116,008**	**113,794**
Residential Project Development												
Sweden	2,046	2,109	137	-15	537	561	25.9	-1.6				
Norway	1,234	1,024	122	83	741	823	14.7	8.9				
Denmark	0	313	0	61	0	313	0.0	17.0				
Finland	1,609	1,441	146	65	666	719	23.4	8.9				
Poland	116	159	10	-26	105	158	7.7	-12.2				
Czech Republic	523	517	105	79	236	130	48.6	64.5				
International	286	276	4	12	81	53	8.6	19.8				
	5,814	**5,839**	**524**	**259**	**2,366**	**2,757**	**21.5**	**7.8**				
Commercial Project Development	**5,584**	**8,861**	**1,637**	**3,061**	**7,629**	**9,459**	**18.3**	**24.8**				
BOT	**33**	**87**	**31**	**27**	**1,433**	**1,243**	**3.4**	**3.8**				
Discontinuing operations, central and eliminations	**1,855**	**3,675**	**450**	**-366**	**5,895**	**3,202**			**242**	**7,085**	**5,895**	**7,334**
Total	**121,263**	**132,879**	**3,853**	**4,532**	**21,105**	**24,460**	**17.9**	**17.1**	**113,740**	**116,401**	**121,903**	**121,128**

Note 4 Financial instruments – Disclosure and classification

A. Objectives and policy

For the Skanska Group, it is essential that there is an effective and systematic assessment of both financial and business risks. To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model on a Groupwide basis. The risk management model does not imply avoidance of risks, but is instead aimed at identifying, managing and pricing these risks.

The Group's Financial Policy states guidelines, objectives and limits for financial management and administration of financial risks in the Group. This policy document regulates the allocation of responsibilities among Skanska's Board, the Senior Executive Team, Skanska Financial Services and the business units.

Within the Group, Skanska Financial Services has operative responsibility for ensuring Group financing and efficiently managing liquidity, financial assets and financial liabilities. Skanska Financial Services is also responsible for monitoring compliance with the Financial Policy.

The Senior Executive Team is responsible for reporting risk exposure as well as gains and losses from the Group's financial activities to Skanska's Board.

B. Financial risks

Financial risks can mainly be divided into the following categories: interest rate, refinancing, foreign exchange and credit risk.

Interest rate risk

The Financial Policy states that the target for the Group's interest-rate refixing period shall be 1.5 years ± 1 year. This is achieved mainly by entering into swap agreements to adjust the characteristics of the borrowing portfolio so that the target can be achieved.

Interest rate risk is defined as the possible negative impact in case of a sudden one percentage point increase in interest rates across all maturities. Relative risk in case of deviations in interest-rate refixing period may never exceed SEK 50 M.

Refinancing risk

Refinancing risk is defined as the risk caused by lack of liquidity or difficulty in obtaining, or rolling over, external loans.

In compliance with the Financial Policy, the maturity of the Group's borrowing shall be 3 years ± 1 year. The Group shall also have the equivalent of at least SEK 4,000 M in available liquid assets or committed credit facilities at all times, accessible within the space of one week.

Foreign exchange risk

Although the Group has a large international presence, its operations are of a local nature in terms of foreign exchange risks. Project revenues and costs are mainly denominated in the same currency, and transaction risks from exchanges between different currencies are thus very limited.

Foreign exchange risk is defined as the risk of negative impact on the Group's earnings due to fluctuations in exchange rates. This risk can be divided into transaction exposure, i.e. net operating and financial (interest/principal payment) flows, and translation exposure related to the shareholders' equity of foreign subsidiaries denominated in foreign currencies.

The objective stated in the Financial Policy is that all transaction exposures for each respective business unit shall be hedged via Skanska Financial Services. This foreign exchange risk may amount to a total of SEK 50 M, with risk calculated as the effect on earnings of a five percentage point shift in exchange rates. The foreign exchange risk in transaction exposure is kept as close to zero as possible.

The foreign exchange risk that arises because portions of the shareholders' equity of the Group are invested long-term in foreign subsidiaries, known as translation exposure, is not hedged. Exceptions to this rule are investments in project development and BOT operations, which are normally financed through loans in functional or local currencies. Until the end of 2004, the shareholders' equity of U.S. operations was also hedged.

Credit risk

Credit and counterparty risk is defined as the risk that the Group will suffer a loss because a counterparty does not fulfill its contractual commitments toward Skanska.

Financial credit and counterparty risk is identified, managed and reported according to limits defined in the Financial Policy and the risk instruction established for Skanska Financial Services.

To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group.

C. Reported and fair value of interest-bearing assets and liabilities – financial instruments

The Group's interest-bearing net assets amounted to SEK 7,499 M (150). At year-end 2004, the Group's interest-bearing liabilities totaled SEK 4,922 M (10,091). The Group's interest-bearing assets rose to SEK 12,421 M (10,241).

The Group's net interest items before taking into account capitalized interest amounted to SEK -87 M (-477). The change was mainly attributable to a major shift in the relationship between interest-bearing assets and liabilities, as well as lower interest rates in several of Skanska's home markets.

The following table shows reported and fair values of interest-bearing financial instruments.

Group	2004 Reported value	2004 Fair value	2003 Reported value	2003 Fair value
Assets				
Financial fixed assets	1,063	1,073	1,956	1,956
Current receivables	2,490	2,490	1,248	1,248
Short-term investments	3,053	3,053	218	218
Cash and bank balances	5,815	5,815	6,819	6,819
Derivatives related to translation exposure		41		-12
Derivatives related to transaction exposure		115		15
Total assets	**12,421**	**12,587**	**10,241**	**10,244**
Liabilities and provisions				
Provisions for pensions	735	1,071	1,926	1,638
Other provisions	135	135	175	175
Bond loans	1,807	1,867	5,774	5,839
Liabilities to credit institutions	1,647	1,646	1,664	1,660
Other liabilities	598	600	552	550
Net derivatives related to borrowing		130		110
Derivatives related to transaction exposure		7		30
Total liabilities and provisions	**4,922**	**5,456**	**10,091**	**10,002**
Less: Provisions for pensions	-735	-1,071	-1,926	-1,638
Total liabilities and provisions excluding provisions for pensions	**4,187**	**4,385**	**8,165**	**8,364**

Parent Company	2004 Reported value	2004 Fair value	2003 Reported value	2003 Fair value
Assets				
Long-term receivables from Group companies	4,163	4,169	2,835	2,840
Other long-term receivables	0	10		
Total assets	**4,163**	**4,179**	**2,835**	**2,840**
Liabilities and provisions				
Liabilities to credit institutions	222	228	252	257
Liabilities to Group companies	5,705	5,705	3,534	3,534
Total liabilities and provisions	**5,927**	**5,933**	**3,786**	**3,791**

Fair value of interest-bearing financial instruments has been calculated by discounting future cash flow at current market interest rates for each maturity.

Fair value of derivatives related to borrowing and derivatives related to transaction exposure does not include underlying capital amounts and accrued interest.

Skanska AB has entered into swap agreements related to shares in the Company. These swap agreements hedge part of obligations according to stock option programs. The equity swaps are reported in the balance sheet only when unrealized losses arise, calculated as the difference between the market price on the balance sheet date and the initial prices of the swap agreements. When reporting fair value, unrealized gains are also included in the same way.

Non-interest-bearing financial instruments such as accounts receivable and accounts payable are reported at fair value and are not included in the table.

D. Funding

Established relationships with capital markets are a prerequisite for Skanska's ability to ensure a supply of capital on good terms. Via several borrowing programs, the Group is well prepared for temporary fluctuations in its liquidity requirements.

Bank credit facilities

Skanska's committed credit facilities consist of:

- A syndicated bank loan (Multicurrency Revolving Credit Facility) with a ceiling of EUR 600 M and a final due date of November 15, 2009. On December 31, 2004, this syndicated loan facility had a utilization level of 0 percent, since the loan facility had not yet been utilized.
- Two bilateral loan agreements with the Nordic Investment Bank amounting to EUR 40 M and EUR 30 M, respectively. These loans fall due in 2012.

The Group's unutilized credit lines amounted to SEK 5,610 M (5,227).

Market funding programs

Skanska's confirmed bank credit facilities consist of:

- Commercial paper (CP) program related to short-term borrowing for maturities of up to one year. The loan ceiling in the CP program amounts to SEK 6,000 M. On December 31, 2004, the borrowed amount was SEK 0 M.
- Medium Term Note program (MTN) for borrowing with maturities between 1–10 years. The loan ceiling in the MTN program amounts to SEK 8,000 M. On December 31, 2004, the borrowed amount was SEK 1,765 M and the average maturity was 2.6 years.

These borrowing programs are mainly intended for borrowing in the Swedish credit market; however, it is possible to borrow in EUR within the framework of these programs.

Liquidity reserve and maturity structure

The target is to have a liquidity reserve of at least SEK 4,000 M available through cash equivalents or committed credit facilities. At year-end 2004, this amounted to more than SEK 11 M.

The average maturity of the borrowing portfolio shall be in the 2–4 year range. At year-end 2004, the average maturity was 3.0 (2.2) years.

The maturity structure of interest-bearing assets, liabilities and provisions on December 31, 2004 was distributed over coming years according to the table below.

December 31, 2004

Interest-bearing assets, year of maturity	Fixed rate	Variable rate	Total
2005	8,296	3,103	11,399
2006	106	449	555
2007	1	4	5
2008	0	40	40
2009	109	0	109
2010 and later	173	140	313
Total interest-bearing assets	**8,685**	**3,736**	**12,421**

Interest-bearing liabilities and provisions, including derivatives and provisions for pensions, year of maturity	Fixed rate	Variable rate	Total
2005	24	1,017	1,041
2006	1,452	-806	646
2007	931	-67	864
2008	369	411	780
2009	428	-382	46
2010 and later	90	720	810
Total interest-bearing liabilities	**3,294**	**893**	**4,187**
Pensions	735	0	735
Net assets	**4,656**	**2,843**	**7,499**

On December 31, 2004, the Group's interest rate swap portfolio amounted to a nominal SEK 17,111 M (17,952). A net amount of SEK 1,939 M (1,971) of the liabilities was swapped from variable to fixed interest rates.

Note 4 continued

December 31, 2003

Interest-bearing assets, year of maturity	Fixed rate	Variable rate	Total
2004	4,123	3,967	8,090
2005	4	1,561	1,565
2006	4	327	331
2007	2	0	2
2008	0	71	71
2009 and later	112	70	182
Total interest-bearing assets	**4,245**	**5,996**	**10,241**

Interest-bearing liabilities and provisions, including derivatives and provisions for pensions, year of maturity	Fixed rate	Variable rate	Total
2004	1,576	926	2,502
2005	783	652	1,435
2006	1,223	408	1,631
2007	1,218	-524	694
2008	387	1,064	1,451
2009 and later	296	156	452
Total interest-bearing liabilities and provisions	**5,483**	**2,682**	**8,165**
Pensions	1,926	0	1,926
Net assets	**-3,164**	**3,314**	**150**

E. Risk management

FOREIGN EXCHANGE RISK

Transaction exposure

Expected contracted net flows in currencies that are foreign to the respective subsidiary are distributed among currencies and maturities as follows.

December 31, 2004

The Group's expected net foreign currency flows	2005	2006	2007 and later
USD	208		
EUR	1,565	388	196
GBP	-6		
JPY [1]	41	59	29
Other currencies	-158	-169	
Total equivalent value	**1,650**	**278**	**225**

December 31, 2003

The Group's expected net foreign currency flows	2004	2005	2006 and later
USD	124	22	
EUR	937	132	48
GBP	-8	-6	
JPY [1]	52	44	94
Other currencies	-54	-6	-1
Total equivalent value	**1,051**	**186**	**141**

1 Unrecognized gains and losses on "embedded derivatives" in commercial contracts are not included. If these had been included, they would have resulted in an offsetting effect.

The following table shows unrecognized gains and losses related to currency hedging of operational transaction exposure.

December 31, 2004

The Group's unrecognized gains and losses for derivatives related to transaction exposure [1]	2005	2006	2007 and later	Total
USD	1.3			1.3
EUR	77.5	9.7	1.6	88.8
GBP	0.4			0.4
JPY [2]	8.1	10.0	4.3	22.4
Other currencies	1.8	0.5		2.3
Unrecognized gains	**89.1**	**20.2**	**5.9**	**115.2**
USD				
EUR	-6.5			-6.5
GBP	-0.6			-0.6
JPY [2]				
Other currencies	-0.3			-0.3
Unrecognized losses	**-7.4**			**-7.4**

December 31, 2003

The Group's unrecognized gains and losses for derivatives related to transaction exposure [1]	2004	2005	2006 and later	Total
USD	8.0	1.1		9.1
EUR	1.5	2.8		4.3
GBP	0.1	0.1		0.2
JPY [2]	0.3			0.3
Other currencies	0.8	0.2	0.4	1.4
Unrecognized gains	**10.7**	**4.2**	**0.4**	**15.3**
USD	-4.8			-4.8
EUR	-11.7	-5.5	-5.0	-22.2
GBP				0.0
JPY [2]	-1.6			-1.6
Other currencies	-1.7			-1.7
Unrecognized losses	**-19.8**	**-5.5**	**-5.0**	**-30.3**

1 Unrecognized gains and losses on "embedded derivatives" in commercial contracts are not included. If these had been included, they would have resulted in an offsetting effect.
2 Flows in JPY are attributable to a road project in Slovakia.

Translation exposure

Shareholders' equity in foreign subsidiaries is normally not currency hedged, since it is regarded as an investment of a long-term nature. There have been exceptions, among them concerning the shareholders' equity of Skanska's U.S. operations. Beginning in January 2005, this currency hedging has been unwound.

The translation difference in the shareholders' equity of the Group may be significant during certain periods of major exchange rate fluctuations. During 2004, the largest exposures were in USD, EUR, NOK and CZK.

Investments in project development and BOT, which will be divested after completion, are normally financed in functional or local currencies.

See also Note 33, "Effects of changes in foreign exchange rates."

INTEREST RATE RISK

The average interest refixing period for all interest-bearing liabilities was 1.3 (1.1) years. The average maturity amounted to 3.0 (2.2) years. The average interest rate for all consolidated interest-bearing liabilities amounted to 4.11 (4.62) percent at year-end. The share of borrowing in foreign currencies rose to 47 (33) percent.

The average interest refixing period for all interest-bearing assets was 0.2 (0.1) years, and the average interest rate was 2.62 (2.66) percent at year-end. Of these, receivables in foreign currencies accounted for 48 (49) percent.

Various forms of derivatives are used in order to adjust the interest refixing period and average maturity, respectively. To achieve such adjustments, Skanska mainly uses interest rate swaps and currency swaps.

The Skanska Group's portfolio of derivatives related to borrowing was distributed as follows on December 31, 2004. The values stated do not include accrued interest.

Note 4 continued

The Group's unrecognized gains and losses on derivatives related to borrowing

December 31, 2004	2005	2006	2007	Later	Total
Receiving fixed rate	22	27	32	22	103
Paying fixed rate	-38	-66	-94	-35	-233
Net amount	**-16**	**-39**	**-62**	**-13**	**-130**

December 31, 2003	2004	2005	2006	Later	Total
Receiving fixed rate	15	20	9	16	60
Paying fixed rate	-21	-60	-44	-45	-170
Net amount	**-6**	**-40**	**-35**	**-29**	**-110**

The fair value of the borrowing portfolio, including derivatives related to borrowing, would change by about SEK 90 M in case of a change of market interest rates – over the entire yield curve – of one percentage point, given the same volume and interest refixing period as on December 31, 2004. The relative risk in case of an interest refixing period of 1.5 years amounted to SEK 29 M.

CREDIT AND COUNTERPARTY RISK

The Group's credit and counterparty risk can be divided into two main categories: 1) financial credit and counterparty risk and 2) accounts receivable credit risk (credit risk in projects and other business contracts).

FINANCIAL CREDIT AND COUNTERPARTY RISK

This is a risk that the Group runs in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets, as well as partners in construction consortia. Financial credit and counterparty risk is identified, managed and reported according to limits defined in the Financial Policy and the risk instruction for Skanska Financial Services.

Skanska has netting (ISDA) agreements with all the financial counterparties with which it enters into derivative contracts. These agreements reduce counterparty risk to some extent.

Skanska endeavors to limit its exposure to a few financial counterparties that must meet prime standard requirements (possess a rating equivalent to an A at Standard & Poor's or the equivalent rating at Moody's).

Skanska's investments in privately financed infrastructure projects (BOT projects) consist of shares and/or subordinated loans in a project company created for this purpose. In conjunction with the financing of BOT projects, in some cases Skanska may assume responsibility for bank guarantees, in the form of Parent Company guarantees, for the purpose of ensuring financing on behalf of a third party during a limited period.

The total obligation is equivalent to the Group's ownership stake in the project company in the form of shareholders' equity and/or subordinated debenture loans when fully invested. Skanska's ownership in BOT project companies amounts to a maximum of 50 percent (lower voting power). The Group is thus exposed to the risk that other co-owners cannot fulfill their contractual financial obligations to project companies. The process that precedes an investment includes a due diligence assessment of the financial stability of the other co-owners. To limit this exposure, as a rule the co-owners of BOT project companies issue reciprocal Parent Company guarantees.

In major construction projects (mainly infrastructure projects), Skanska may work together with other construction companies in joint ventures. These joint ventures assume various types of guarantees toward the customer and the institutions that provide financing during the construction period, including completion bonds. The Group is thus exposed to the risk that other parties cannot fulfill their contractual obligations. The process that precedes project tenders together with other companies in joint ventures includes a due diligence assessment of the financial stability of the other co-owners. To limit this exposure, as a rule the parties in each joint venture issue reciprocal Parent Company guarantees. For further information, see Note 32, "Contingent liabilities."

ACCOUNTS RECEIVABLE CREDIT RISK

Skanska's credit risk with regard to accounts receivable from customers has a high degree of risk diversification, due to the large number of projects of varying sizes and types with numerous different customer categories in a large number of geographic markets.

A business unit is not permitted to extend credit to a customer, before the beginning of a project or after its end, without first receiving approval from Skanska Financial Services.

The portion of Skanska's operations related to construction projects extends only very limited credit, since projects are invoiced in advance as far as possible. In other operations, the extension of credit is limited to the customary invoicing periods.

To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group.

INSURABLE RISKS

At Skanska, there are guidelines for how insurance questions are to be dealt with. Skanska's captive insurance companies Skanska Försäkrings AB and Scem Re S A provide back-up assistance to business units in arranging insurance solutions. The overall insurance risk is normally reinsured in the international reinsurance market.

Note 5 Business combinations (principles of consolidation)

Skanska's consolidated financial statements are prepared in compliance with RR 1, "Business combinations." See "Accounting and valuation principles," Note 1.

Acquisitions of Group companies

Acquisition of shares	Country	Quarter acquired	Ownership, percent[1]	Purchase price[2]	Investment
2004					
FAVEA, Sydkraft Service Partner, (Divested Q3)	Sweden	1 and 2	100	113	105
Teklog OY, Maraarkennus Lantman OY (purchase of minority)	Finland	2	100	29	29
Others		1–4		1	1
Total 2004				**143**	**135**
2003					
MIAB	Sweden	1	100	30	30
BFW	United States	3	100	159	-14
Bayshore (purchase of minority)	United States	4	100	55	55
Banske Stavby	Czech Republic	4	76	48	22
Others				-2	-3
Total 2003				**290**	**90**

1 Refers to both voting power and percentage of capital stock, unless otherwise stated.
2 Purchase price is essentially equivalent to acquisition cost.

During 2004, only a small number of Group companies were acquired. Of the total amount of investments, which was SEK 135 M, SEK 105 M represented acquisitions within Skanska Services during the first half, which were divested together with the other parts of Skanska Services effective on September 30.

There are no plans to divest any portion of the businesses of the other acquired companies. All of the year's acquired companies are being consolidated according to the purchase method of accounting.

All companies were acquired within the Construction business stream.

During the third quarter, Skanska CZ entered into an agreement to acquire the Slovakian installation company Klimavex. The company will be consolidated effective on January 1, 2005.

Acquired assets and liabilities according to acquisition balance sheets were

	2004	2003
Assets		
Intangible fixed assets	104	75
Tangible fixed assets	13	66
Shares and participations	-1	10
Current-asset properties	6	0
Interest-bearing receivables	4	0
Inventories, tax and operating receivables	104	204
Liquid assets	8	200
Total	**238**	**555**
Liabilities		
Minority interests	-17	-40
Interest-bearing provisions and liabilities	10	28
Non-interest-bearing provisions and liabilities	102	277
Total	**95**	**265**
Purchase price paid	-143	-290
Liquid assets in the acquired companies	8	200
Effect on consolidated liquid assets, investment	**-135**	**-90**

Note 5 continued

Divestments of Group companies

During 2004, a number of major Group companies were divested. These companies constituted separately reporting business units in the Group and belonged mainly to the Construction and Services business stream, which changed its name to Construction in conjunction with the divestment of its Services operations. The companies were transferred to "Discontinuing operations" and are reported in more detail according to RR 19 in Note 40, "Discontinuing operations."

In addition to the divested companies that are reported under "Discontinuing operations," a number of small units belonging to various businesses were divested during the year. These units did not fulfill the requirements for being reported under "Discontinuing operations."

Gains/losses from divested Group companies

Capital gains or losses from the divestments of Group companies that are reported under "Discontinuing operations" amounted to SEK 1,413 M (14). The amount is allocated among the Group companies below. Other gains/losses from divestments of Group companies amounted to SEK 25 M (47). These gains/losses are reported under "Construction, manufacturing and property management expenses." These gains/losses came primarily from divestments in Poland.

In the preceding year, Skanska divested the steel and concrete company Contiga AS in Norway, with a capital gain of SEK 53 M.

Capital gains/losses from divested Group companies	Quarter when deconsolidated	Gains/losses from Group companies 2004	2003
Skanska Cementation	2	–5	
Skanska Services	2	1,165	
Skanska India	3	–45	
Myresjöhus	3	298	
Spectrum Skanska	2		14
Total		**1,413**	**14**

Total divested assets and liabilities	2004	2003
Assets		
Intangible fixed assets	–272	–23
Tangible fixed assets	–395	–165
Shares and participations	–20	–1
Current-asset properties	–138	–896
Interest-bearing receivables	–199	0
Inventories, tax and operating receivables	–1,740	–206
Liquid assets	–62	–230
Total	**–2,826**	**–1,521**
Shareholders' equity and liabilities		
Gains/losses from divestments of Group companies	1,438	61
Accumulated exchange rate differences *in divested Group companies*	47	–14
Minority interests	–53	–18
Interest-bearing provisions and liabilities	–328	–874
Non-interest-bearing provisions and liabilities	–1,790	–380
Total	**–686**	**–1,225**
Purchase price received	2,140	296
Liquid assets in divested companies	–62	–230
Effect on consolidated liquid assets, divestments	**2,078**	**66**

Other matters

Regarding information on provisions for each individual company acquisition, see Note 27, "Provisions." Regarding information on goodwill amortization *apportioned over the amortization period, see Note 17, "Intangible fixed assets."*

Note 6 Net sales

Projects in Skanska's contracting operations are reported in compliance with RR 10, "Construction contracts and similar assignments." Revenues other than project revenues *are reported in compliance with RR 11, "Revenues." See "Accounting and valuation principles," Note 1.*

Net sales by primary and secondary segment

Group Primary segment: Business streams	Secondary segment – Geographic markets: Sweden	Other Nordic countries	Other Europe	United States	Other markets	Discontinuing operations, central and eliminations	Total net sales
2004							
Construction	20,519	19,899	23,648	40,007	3,904		107,977
Commercial Project Development	3,932	242	1,410				5,584
Residential Project Development	2,046	2,843	925				5,814
BOT	0				33		33
Other							
Central						620	620
Eliminations	–846	–1,812				–1,113	–3,771
Discontinuing operations						5,006	5,006
Total	**25,651**	**21,172**	**25,983**	**40,007**	**3,937**	**4,513**	**121,263**
2003							
Construction	21,843	19,531	24,251	45,461	3,331		114,417
Commercial Project Development	7,450	472	939				8,861
Residential Project Development	2,109	2,778	898		54		5,839
BOT					87		87
Other							
Central						1,118	1,118
Eliminations	–816	–1,702				–1,954	–4,472
Discontinuing operations						7,029	7,029
Total	**30,586**	**21,079**	**26,088**	**45,461**	**3,472**	**6,193**	**132,879**

Note 6 continued

Net sales by type of revenues

Group	2004	2003
Construction contracts	103,889	111,618
Services	4,938	4,601
Merchandise sales	2,091	2,187
Rental revenues	1,024	1,517
Divestments of properties	9,321	12,956
Total	**121,263**	**132,879**

Regarding other types of revenues, dividends and rental revenues are reported as part of net financial items. See Note 13, "Financial items." Skanska had no royalty revenues during 2004, nor during 2003.

Other matters

Group
Sales to associated companies and joint ventures amounted to SEK 3,491 M (2,530). For other related party transactions, see Note 37, "Related party disclosures."

Parent Company
The Parent Company's revenues consist of income on intra-Group services.
The amount included SEK 55 M (127) in sales to subsidiaries. For other related party transactions, see Note 37, "Related party disclosures."

Note 7 Construction contracts and similar assignments

Construction contracts are recognized as revenues at the pace of project completion. See "Accounting and valuation principles," Note 1.

Information from the income statement

Group
Revenues recognized during the year amounted to SEK 103,889 M (111,618).

Information from the balance sheet

Group

Recognized but unbilled revenue	2004	2003
Recognized revenue	86,228	98,829
Progress billings	-82,587	-94,015
Total, asset	**3,641**	**4,814**

Invoiced but unrecognized revenue	2004	2003
Progress billings	140,273	126,766
Recognized revenue	-129,845	-117,455
Total, liability	**10,428**	**9,311**

Recognized revenues in ongoing projects including reported gains less reported loss provisions amounted to SEK 216,073 M (216,284).
Advance payments received totaled SEK 1,675 M (1,490).
Amounts held back by customers, which have been partly invoiced according to an established plan and which the customers is retaining in compliance with contractual terms until all the terms specified in the contract have been met, amounted to SEK 2,479 M (2,848).

Note 8 Operating income

The following table presents operating income by business stream.

	Operating income before goodwill amortization and writedowns		Goodwill amortization and writedowns		Operating income	
Group	2004	2003	2004	2003	2004	2003
Construction	1,574	1,965	-363	-414	1,211	1,551
Commercial Project Development	1,637	3,061			1,637	3,061
Residential Project Development	529	265	-5	-6	524	259
BOT	31	27			31	27
Other						
Central	-352	-470	-12		-364	-470
Eliminations	46	-65			46	-65
Discontinuing operations	917	334	-149	-165	768	169
Total	**4,382**	**5,117**	**-529**	**-585**	**3,853**	**4,532**

In the above table, the item "Other" has been divided into "Central," "Eliminations" and "Discontinued operations."
The Parent Company and other corporate units are reported as "Central."
Elimination of internal profits from intra-Group sales is reported as "Eliminations." During 2004, the dissolving of internal profits from property divestments had a positive impact of SEK 72 M (3) on earnings. Also included is the dissolving of intra-Group gains on completed BOT projects.
Discontinuing operations are described in Note 40.

Note 9 Disclosure of items affecting comparability

The table below provides a summary of items in the income statement that differ between 2003 and 2004 and thus need to be explained for comparative purposes. See "Accounting and valuation principles," Note 1.

Operating income

The income statement includes the subamounts below, which are explained for comparative purposes.

Group	2004	2003
Writedowns (see also Note 12)		
Writedowns of intangible fixed assets	-123	-182
Writedowns/reversals of writedowns on tangible fixed assets	-73	-56
Writedowns/reversals of writedowns on current-asset properties	-120	-48
	-316	**-286**

Gains from divestments of current-asset properties		
Commercial Project Development	1,515	2,399
Other commercial properties	150	72
Residential Project Development	638	571
	2,303	**3,042**
Income from Group companies	**1,413**	**14**
Income from joint ventures and associated companies	**133**	**79**
Project losses in the U.K. and the U.S. and restructuring in the U.S.	**-1,245**	
Other operating income	**1,565**	**1,683**
Total according to the income statement	**3,853**	**4,532**

Using the exchange rates prevailing in 2003, operating income would have been SEK 1 M higher in 2004. See also Note 33, "Effects of changes in exchange rates."

Note 10 *Selling and administrative expenses*

Selling and administrative expenses are reported as one item. See "Accounting and valuation principles," Note 1.

Distribution of selling and administrative expenses by primary and secondary segment

Primary segment: Business streams	Secondary segment: Markets Sweden	Other Nordic countries	Other Europe	United States	Other markets	Discontinuing operations, central and eliminations	Total	of which goodwill amortiz./writedowns
2004								
Construction	-1,275	-1,177	-1,677	-1,243	-154	0	-5,526	-363
Commercial Project Development	-117	-15	-83	0	0	0	-215	
Residential Project Development	-91	-129	-90	0	0	0	-310	-5
BOT					-70		-70	
Discontinuing operations, central and eliminations						-1,168	-1,168	-161
Total	**-1,483**	**-1,321**	**-1,850**	**-1,243**	**-224**	**-1,168**	**-7,289**	**-529**
of which, goodwill amortizations/writedowns	-5	-182	-124	-57	0	-161	-529	
2003								
Construction	-1,476	-1,368	-1,824	-1,283	-204		-6,155	-414
Commercial Project Development	-153	-17	-74				-244	
Residential Project Development	-114	-161	-40		-5		-320	-7
BOT					-57		-57	
Discontinuing operations, central and eliminations						-1,677	-1,677	-164
Total	**-1,743**	**-1,546**	**-1,938**	**-1,283**	**-266**	**-1,677**	**-8,453**	**-585**
of which, goodwill amortizations/writedowns	-19	-260	-70	-72	0	-164	-585	

Note 11 Depreciation/amortization

Depreciation/amortization if provided on a systematic basis in compliance with RR 12, "Tangible fixed assets," and RR 15, "Intangible fixed assets."

Group

Depreciation/amortization by business stream and function	Construction, manufacturing and property management		Selling and administration		Total	
	2004	2003	2004	2003	2004	2003
Construction	-874	-904	-507	-532	-1,381	-1,436
Commercial Project Development			-1	-2	-1	-2
Residential Project Development		-8	-6	-10	-6	-18
BOT					0	0
Discontinuing operations, central and eliminations	-180	-250	-70	-77	-250	-327
Total	**-1,054**	**-1,162**	**-584**	**-621**	**-1,638**	**-1,783**
Depreciation/amortization by asset class and function						
Goodwill			-405	-406	-405	-406
Other intangible fixed assets	-7	-13	-22	-18	-29	-31
Buildings and land	-55	-63	-15	-26	-70	-89
Machinery and equipment	-992	-1,086	-142	-171	-1,134	-1,257
Total	**-1,054**	**-1,162**	**-584**	**-621**	**-1,638**	**-1,783**

Depreciation/amortization in the Parent Company amounted to SEK -3 M (-3).

Note 12 Impairment of assets (Writedowns/Reversals of writedowns)

Writedowns are reported in compliance with RR 17, "Impairment of assets." See "Accounting and valuation principles," Note 1.

Intangible fixed assets

During 2004, the Group carried out goodwill writedowns of SEK 124 M (179). Of this amount, SEK 101 M came from a goodwill writedown in Skanska's Indian operations, which were divested during the year. SEK 10 M came from a writedown in Norwegian operations and the remaining SEK 13 M from other corrections of goodwill figures.

The recovery value of Indian operations was calculated as the net selling price of the units included in the divestment.

The writedown in Norway was based on the fact that the "value in use" of the units written down was below the reported value of the units. A discount rate of 8.90 percent was used in the calculation.

Of the 2003 goodwill writedown of SEK 179 M, SEK 87 M came from a goodwill writedown in Cementation, which was divested during the third quarter of 2004. The cost affected "Discontinuing operations."

The recovery value of Cementation was based on the net selling price that the intended buyer was willing to pay for the units that Skanska planned to sell.

Group	Goodwill		Other intangible fixed assets	
	2004	2003	2004	2003
Writedowns by income statement item and asset class				
Construction, manufacturing and property management expenses			1	-1
Selling and administrative expenses	-124	-179		-2
	-124	**-179**	**1**	**-3**
Writedowns by asset class, allocated by business stream				
Construction	-11	-68	1	-1
Discontinuing operations, central and eliminations	-113	-111		-2
	-124	**-179**	**1**	**-3**
Writedown amounts based on				
Net divestment value	-114	-89	1	
Value in use	-10	-90		-3
	-124	**-179**	**1**	**-3**

Parent Company

In the Parent Company, writedowns of intangible assets totaled SEK 0 M (-1).

Tangible fixed assets

During 2004, Skanska carried out writedowns of SEK 67 M related to discontinuing operations. All these writedowns were made to net selling price and were set at the prices that potential buyers were willing to pay for the units.

In 2003, writedowns of tangible assets came mostly from Swedish construction operations, where closures of construction/manufacturing facilities led to certain writedowns.

Group	Buildings and land		Machinery and equipment	
	2004	2003	2004	2003
Writedowns/reversals of writedowns by income statement item and asset class				
Construction, manufacturing and property management expenses				
Writedowns	-32	-43	-65	-27
Reversals of writedowns	24	11		3
	-8	**-32**	**-65**	**-24**
Writedowns/reversals of writedowns by business stream				
Construction	3	-26	-8	-16
Residential Project Development	-1	-6		
Discontinuing operations, central and eliminations	-10		-57	-8
	-8	**-32**	**-65**	**-24**
Amounts of writedowns/reversals of writedowns were based on				
Net divestment value	-7	-32	-65	-6
Value in use	-1	0		-18
	-8	**-32**	**-65**	**-24**

Note 12 continued

Financial fixed assets, holdings

Group	In joint ventures 2004	In joint ventures 2003	Other long-term holdings of securities 2004	Other long-term holdings of securities 2003
Writedowns by income statement item and asset class				
Share of income in joint ventures		–10		
Income from financial fixed assets				–43
	0	**–10**	**0**	**–43**
Writedowns by business stream				
Construction				–17
Discontinuing operations, central and eliminations		–10		–26
	0	**–10**	**0**	**–43**

Group	In joint ventures 2004	In joint ventures 2003	Other long-term holdings of securities 2004	Other long-term holdings of securities 2003
Amounts of writedowns were based on				
Net selling price				–43
Value in use		–10		
	0	**–10**	**0**	**–43**

Note 13 Financial items

The following tables show how consolidated and Parent Company financial income was divided among income statement items.

Group	Income from associated companies 2004	2003	Income from other financial fixed assets 2004	2003	Income from financial current assets 2004	2003	Interest expenses and similar items 2004	2003	Total 2004	2003
Share of equity	57	2							57	2
Dividends				18					0	18
Interest income			51	51	233	241			284	292
Interest expenses							–332	–685	–332	–685
Exchange rate differences			176	–640	10	–32	–169	666	17	–6
Capital gains				13					0	13
Writedowns				–43					0	–43
Other items							–60	–51	–60	–51
Total	**57**	**2**	**227**	**–601**	**243**	**209**	**–561**	**–70**	**–34**	**–460**

Share of equity

Skanska's shares of the equity in aircraft leasing companies were reported under "Net financial items." During 2004, the Group's holdings in the limited partnership Mega-Carrier KB were liquidated, which yielded a gain of SEK 57 M. Skanska's income of SEK 2 M in 2003 came from its holdings in the limited partnerships Swedish Aircraft FOUR KB and Swedish Aircraft TWO KB. Holdings in other associated companies are part of the Group's operations and are thus reported under "Operating income."

Net interest items

Interest income was received at an average interest rate of 2.58 (2.79) percent. Interest expenses were paid at an average interest rate of 4.59 (4.87) percent. During 2004, consolidated interest expenses of SEK –39 M (–84) were capitalized.

Exchange rate differences

Net exchange rate differences amounted to SEK 17 M (–6). Skanska has large volumes on the asset and liability side, respectively, in different currencies. In case of changes in the value of these currencies against SEK, this causes large gross exchange rate differences to arise.

Capital gains

Capital gains of SEK 0 M (13) arose. In 2003, the divestment of shares in Nobia yielded a capital gain of SEK 14 M.

Parent Company	Income from Group companies 2004	2003	Income from other financial fixed assets 2004	2003	Income from financial current assets 2004	2003	Interest expenses and similar items 2004	2003	Total 2004	2003
Dividends	1,200	1,841							1,200	1,841
Interest income			116	78	5	4			121	82
Interest expenses							–135	–124	–135	–124
Exchange rate differences								4	0	4
Total	**1,200**	**1,841**	**116**	**78**	**5**	**4**	**–135**	**–120**	**1,186**	**1,803**

Dividends

The 2004 amount for dividends consisted of dividends in compliance with a decision by a shareholders' meeting, SEK 1,200 M. In 2003, the dividend amount consisted of dividends in compliance with a decision by a shareholders' meeting, SEK 1,200 M, plus Group contributions received, SEK 641 M.

Net interest items

Of interest income, SEK 116 M (78) were related to Group companies. Of interest expenses, SEK –123 M (–107) were related to Group companies.

Note 14 Borrowing costs

Borrowing costs relating to investments that require a substantial period for completion are capitalized. See "Accounting and valuation principles," Note 1.

During 2004, borrowing costs were capitalized at an interest rate of 5.0 (5.0) percent.

Group	Interest capitalized during the year 2004	2003	Total accumulated capitalized interest included in acquisition value 2004	2003
Miscellaneous intangible fixed assets	**16**	**24**	**40**	**24**
Tangible fixed assets	**0**	**0**	**0**	**0**
Current-asset properties				
Commercial Project Development	15	37	13	43
Other commercial properties	0	5	10	10
Residential Project Development	8	18	24	36
Total	**39**	**84**	**87**	**113**

Note 15 Allocations and untaxed reserves

Parent Company	Allocations 2004	2003	Untaxed reserves 2004	2003
Accelerated depreciation				
Machinery and equipment		1		
Buildings and land		2		
Tax allocation reserve	926	-115	0	925
Total	**926**	**-112**	**0**	**925**

Note 16 Income taxes

Income taxes are reported in compliance with RR 9, "Income taxes."

Tax expenses

Group	2004	2003
Current taxes	-1,595	-186
Deferred tax benefits/expense from change in temporary differences	314	-1,068
Deferred tax benefits/expense from change in loss carry-forwards	123	-49
Total	**-1,158**	**-1,303**

The year's tax expenses were reduced by SEK 88 M (268) related to taxes that were charged directly to shareholders' equity.

Taxes relating to divested companies

Company	Capital gains	Tax expenses for the year in each company 2004	2003
Cementation Africa & Cementation Canada	0	-11	-11
Services	0	-29	-14
Gammon	0	-1	-11
Cementation India	0	6	-6
Myresjöhus	0	-17	-9
Total	**0**	**-52**	**-51**

Taxes related to other divestments were marginal. For divestments of Group companies, see also Note 5, "Business combinations," and Note 40, "Discontinuing operations."

Note 16 continued

The relation between taxes calculated at average tax rate and reported taxes

The Group's average corporate tax rate has been estimated at 30 (31) percent.

Tax rates in effect in Skanska's largest home markets	2004	2003
Sweden	28%	28%
Norway	28%	28%
Denmark	30%	30%
Finland	29%	29%
Poland	19%	27%
Czech Republic	28%	31%
United Kingdom	30%	30%
United States	35-45%	35-45%

The relation between taxes calculated according to an aggregation of the tax rates in effect and reported taxes is explained in the table below.

Group	2004	2003
Income after financial items	3,819	4,072
Tax according to aggregation of tax rates in effect, 30 (31) percent	-1,146	-1,263
Tax effect of:		
Goodwill amortization/writedowns	-127	-167
Divestments of companies	323	
Losses not offset by deferred tax assets	-183	-13
Re-evaluation of deferred tax assets		-100
Aircraft leasing tax cases		400
Other items	-25	-160
Reported tax expenses	**-1,158**	**-1,303**

Deferred tax claims

Group	2004	2003
Deferred tax assets for loss carry-forwards	222	124
Deferred tax assets for holdings	156	149
Deferred tax assets for other assets	340	238
Deferred tax assets for provisions for pensions	296	477
Deferred tax assets for other provisions and liabilities	512	551
Total	**1,526**	**1,539**

Deferred tax assets for loss carry-forwards can mainly be utilized to offset deferred tax liabilities.

Deferred tax assets other than for loss carry-forwards refer to temporary differences between values for tax purposes and values reported in the balance sheet. These differences arise, among other things, when the Group's valuation principles deviate from those applied locally by a subsidiary. These deferred tax assets are mostly realized within five years.

Deferred tax assets arise, for example, when a reported depreciation/amortization/writedown of assets becomes deductible for tax purposes only in a later period, when eliminating intra-Group profits and when the required provisions become tax-deductible in a later period.

Deferred tax assets for provisions for pensions refer to the difference between the calculation of defined-benefit pension commitments according to local rules compared to RR 29, "Employee benefits."

Note 16 continued

Temporary differences that are not recognized as deferred tax assets

Group	2004	2003
Loss carry-forwards that expire within one year	223	25
Loss carry-forwards that expire in more than one year but within three years	623	774
Loss carry-forwards that expire in more than three years	1,766	803
Other temporary differences	161	185

Provisions for deferred taxes

Group	2004	2003
Deferred tax liabilities on consolidated surplus values	56	57
Deferred tax liabilities on other assets	1,084	1,051
Deferred tax liabilities on untaxed reserves	876	1,395
Other deferred tax liabilities	682	601
Total	**2,698**	**3,104**

Deferred tax liabilities on other assets and other deferred tax liabilities refer to temporary differences between values for tax purposes and values reported in the balance sheet. These differences arise, among other things, when the Group's valuation principles differ from those applied locally by a subsidiary. These deferred tax liabilities are mostly realized within five years.

For example, deferred tax liabilities arise when depreciation/amortization in the current period is larger than the required economic depreciation/amortization and when recognized profits in ongoing projects are taxed only when the project is completed.

Temporary differences attributable to investments in subsidiaries, branches, associated companies and joint ventures for which deferred tax liabilities were not recognized totaled SEK 0 M (1). In Sweden, share divestments are tax-exempt if they meet certain conditions specified by law (among others, shares held for business purposes). Temporary difference thus do not normally exist for shareholdings by the Group's Swedish companies.

Net change in deferred taxes in the balance sheet

Group	2004	2003
Deferred taxes (net liability), January 1	1,565	696
Change in accounting principles, pensions		-540
Deferred tax expenses [1]	-437	1,283
Acquisitions of companies	-3	0
Divestments of companies	-19	
Exchange rate differences	66	126
Amount on December 31 (net liability)	**1,172**	**1,565**

1 Deferred tax expenses according to the income statement were reduced by SEK 0 M (166), which was reported directly against shareholders' equity.

Parent Company	2004	2003
Current taxes	-221	-99
Deferred tax expense/benefit from change in temporary differences	-22	9
	-243	**-90**

The relation between the Swedish tax rate of 28 percent and reported taxes is explained in the table below.

	2004	2003
Income after financial items	1,098	1,618
Taxes at tax rate of 28 percent	-307	-453
Tax effect of:		
Allocations	-259	31
Provisions for pensions	-11	
Dividends from subsidiaries	336	336
Other	-2	-4
Reported tax expenses	**-243**	**-90**

Note 17 Intangible fixed assets

Intangible fixed assets are reported in compliance with RR 15, "Intangible fixed assets" and as regards goodwill in the consolidated financial statements RR 1:00, "Business combinations." See "Accounting and valuation principles," Note 1. Intangible fixed assets are divided into goodwill and other intangible fixed assets. Goodwill according to the balance sheet amounted to SEK 3,565 M (4,259) and was mainly attributable to acquisitions during 2000. See the table below.

The amount for "Other intangible fixed assets" mainly consisted of a highway concession in Chile. Part of the project went into operation starting in December 2004; the remaining part of the project is expected to be completed during 2006/2007. Amortization will occur over the estimated useful life of the project, 26 years.

Of the total amount for "Other intangible assets," SEK 464 M (459), SEK 393 M (387) was from the highway concession. Other intangible fixed assets, SEK 71 M (72) include extraction rights for gravel pits in Sweden plus computer software.

Goodwill value allocated by amortization period

The following table shows the book value of goodwill allocated by business unit and amortization period.

	Amortization period				
2004	**20 yrs**	**15 yrs**	**10 yrs**	**5 yrs**	**Total**
Skanska Norway	1,299		21		1,320
Skanska CZ (Czech Republic)	308			14	322
Skanska OY (Finland)	69		208	21	298
Skanska UK	1,215		6	30	1,251
Sweden				5	5
USA Building			228		228
USA Civil			100		100
International	30				30
Other business units				11	11
Total	**2,921**	**0**	**563**	**81**	**3,565**

	Amortization period				
2003	**20 yrs**	**15 yrs**	**10 yrs**	**5 yrs**	**Total**
Skanska Norway	1,368	0	38	4	1,410
Skanska CZ (Czech Republic)	310			13	323
Skanska OY (Finland)	72		254	34	360
Skanska UK	1,327		8	40	1,375
Sweden			1	13	14
USA Building			295		295
USA Civil			139		139
Services			142	5	147
India	102				102
Cementation	48				48
International	31				31
Other business units				15	15
Total	**3,258**	**0**	**877**	**124**	**4,259**

The amount that is being amortized over 20 years mainly consists of the corporate acquisitions of goodwill that occurred in 2000 when companies and holdings in companies were acquired in Norway, Poland, the Czech Republic and the United Kingdom. The remaining amortization period for this goodwill is about 15.5 years.

Goodwill values for Services, Cementation and India in 2003, totaling SEK 297 M, disappeared from the Group through divestments of companies during 2004. Before divestment, the goodwill value in Services was increased by SEK 98 M through acquisitions of companies. The goodwill value for India was written down in its entirety before divestment.

Note 17 continued

Information about acquisition value, accumulated amortization and accumulated writedowns

Group	Goodwill 2004	Goodwill 2003	Other intangible fixed assets 2004	Other intangible fixed assets 2003
Accumulated acquisition value				
January 1	7,923	8,779	609	652
Acquisitions of companies	104	75		
Divestments of companies	-381	-23	-2	
New acquisitions	12	25	42	50
Divestments of companies	0	-3		-2
Reclassifications	-111	2	-43	-72
Exchange rate differences for the year	105	-932	-6	-19
	7,652	**7,923**	**600**	**609**
Accumulated amortization				
January 1	-1,929	-1,694	-147	-171
Acquisitions of companies	21			
Divestments			-2	2
Reclassifications	42		46	45
Amortization for the year	-405	-406	-29	-31
Exchange rate differences for the year	8	171	-2	8
	-2,263	**-1,929**	**-134**	**-147**
Accumulated writedowns				
January 1	-1,735	-1,725	-3	0
Divestments of companies	90			
Reclassifications	60	-73		
Writedowns for the year	-124	-179	1	-3
Exchange rate differences for the year	-115	242		
	-1,824	**-1,735**	**-2**	**-3**
Reported value, December 31	**3,565**	**4,259**	**464**	**459**
Reported value, January 1	4,259	5,360	459	481

Parent Company	Intangible fixed assets 2004	Intangible fixed assets 2003
Accumulated acquisition value		
January 1	25	25
	25	**25**
Accumulated amortization		
January 1	-6	-5
Amortization for the year	-1	-1
	-7	**-6**
Accumulated writedowns		
January 1	-1	0
Writedowns for the year		-1
	-1	**-1**
Reported value, December 31	**17**	**18**
Reported value, January 1	18	20

Other matters

Information on capitalized interest is reported in Note 14, "Borrowing costs."

Direct research and development expenses amounted to SEK 48 M (55). Research and development expenses are often included in ongoing projects.

Note 18 Tangible fixed assets

Tangible fixed assets are reported in compliance with RR 12, "Tangible fixed assets." Office buildings and other buildings used in the Group's business are reported as tangible fixed assets. Machinery and equipment are reported in one item.

Information about acquisition value, accumulated depreciation, accumulated revaluations and accumulated writedowns

Group	Buildings and land 2004	Buildings and land 2003	Machinery and equipment 2004	Machinery and equipment 2003	Properties under construction 2004	Properties under construction 2003
Accumulated acquisition value						
January 1	3,277	3,631	13,150	14,006	104	105
New acquisitions	107	199	1,009	1,092	16	18
Acquisitions of companies	4	47	9	19		
Divestments of companies	-164	-129	-1,191	-39	-5	
Divestments	-245	-156	-864	-514	-32	-31
Reclassifications	-188	-64	-400	-448	-16	16
Exchange rate differences for the year	96	-251	-113	-966	4	-4
	2,887	**3,277**	**11,600**	**13,150**	**71**	**104**
Accumulated depreciation						
January 1	-844	-927	-8,620	-8,695		
Divestments of companies	68	3	889			
Divestments and disposals	22	24	600	364		
Reclassifications	23	93	389	417		
Depreciation for the year	-70	-89	-1,134	-1,257		
Exchange rate differences for the year	-15	52	67	551		
	-816	**-844**	**-7,809**	**-8,620**		
Accumulated revaluations						
January 1	0	13				
Reclassifications		-13				
	0	**0**				
Accumulated writedowns						
January 1	-290	-300	-49	-25		
Divestments of companies	8					
Divestments	12					
Reclassifications	11	-2	19			
Writedowns for the year	-9	-32	-65	-24		
Exchange rate differences for the year	-33	44				
	-301	**-290**	**-95**	**-49**		
Reported value, December 31	**1,770**	**2,143**	**3,696**	**4,481**	**71**	**104**
Reported value, January 1	2,143	2,417	4,481	5,286	104	105

Parent Company	Buildings and land 2004	Buildings and land 2003	Machinery and equipment 2004	Machinery and equipment 2003
Accumulated acquisition value				
January 1	35	44	5	12
New acquisitions			2	
Divestments and disposals	-22	-9		-7
	13	**35**	**7**	**5**
Accumulated depreciation				
January 1	-26	-26	-3	-7
Divestments and disposals	19			5
Depreciation for the year			-1	-1
	-7	**-26**	**-4**	**-3**
Reported value, December 31	**6**	**9**	**3**	**2**
Reported value, January 1	9	18	2	5

Note 18 continued

Information on assessed value for tax purposes, fixed assets, Sweden

	Group		Parent Company	
Tangible fixed assets	2004	2003	2004	2003
Buildings	374	457	6	23
corresponding book value of buildings	190	336	4	4
Land	271	278	4	12
corresponding book value of land	109	122	5	5

Other matters

Information about capitalized interest is reported in Note 14, "Borrowing costs."

Mortgaged buildings and land totaling SEK 0 M (1) are reported as memorandum items.

For information on finance leases, see Note 38, "Leases."

Skanska has no major obligations for future investments in tangible fixed assets.

Note 19 Financial fixed assets

Shares and participations are reported as financial fixed assets.

Participations are divided into holdings in Group companies, joint ventures, associated companies and other holdings of securities. Holdings in joint ventures and associated companiues are described in Notes 21 and 22.

Receivables are divided into receivables from Group companies, joint ventures and associated companies, deferred tax assets and other long-term receivables. Tax assets are described in Note 16, "Income taxes." All receivables except deferred tax assets are interest-bearing.

Other long-term holdings of securities

Group

"Other long-term receivables" no longer included any shareholdings in listed companies. Other long-term holdings of securities amounted to SEK 74 M (76).

Other long-term receivables

Group	2004	2003
Liquid assets with restrictions	455	496
Other interest-bearing receivables	410	1,236
Total	**865**	**1,732**

Information on accumulated acquisition value and accumulated writedowns on financial holdings and receivables

Group

	Holdings in joint ventures		Holdings in associated companies		Other long-term holdings of securities	
Holdings	2004	2003	2004	2003	2004	2003
Accumulated acquisition value						
January 1	1,322	1,365	85	129	115	575
Acquisitions of companies	-1					10
Divestments of companies			-20		-12	-1
New acquisitions	35	74			2	7
Divestments	-507	-3	-17	-24	-8	-433
Reclassifications	-29	70	-13	-19	-7	-34
Changes in accounting principles		62				
Exchange rate differences for the year	27	-126	1	-8	6	-9
Provision for intra-Group profit for the year	-60	-53				
Change in share of earnings in associated companies and joint ventures after dividends[1]	59	-67	12	7		
	846	**1,322**	**48**	**85**	**96**	**115**
Accumulated writedowns						
January 1	-33	-23			-39	-28
Divestments of companies					12	
Writedowns of the year	1	-10				-43
Divestments						26
Reclassifications					8	
Exchange rate differences for the year					-3	6
	-32	**-33**	**0**	**0**	**-22**	**-39**
Net book value, December 31	**814**	**1,289**	**48**	**85**	**74**	**76**
Net book value, January 1	1,289	1,342	85	129	76	547

1 The amount includes SEK 34 M in recognition of dissolved intra-Group profits.

Note 19 continued

Receivables	Receivables from joint ventures		Receivables from associated companies		Deferred tax assets [1]		Other long-term receivables	
	2004	2003	2004	2003	2004	2003	2004	2003
Accumulated acquisition value								
January 1	224	229	0	17	1,539	1,621	1,732	663
Receivables added/settled	–26	–5		–17	–13	–82	–867	1,069
	198	**224**	**0**	**0**	**1,526**	**1,539**	**865**	**1,732**
Accumulated writedowns								
January 1		–33						–18
Receivables settled		33						18
Writedowns for the year		0						
	0	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net book value, December 31	**198**	**224**	**0**	**0**	**1,526**	**1,539**	**865**	**1,732**
Net book value, January 1	224	196	0	17	1,539	1,621	1,732	645

1 A more detailed reconciliation of the balance sheet item "Net deferred taxes" is found in Note 16, "Income taxes."

Parent Company

Holdings	Holdings in Group companies		Holdings in joint ventures	
	2004	2003	2004	2003
Accumulated acquisition value				
January 1	12,325	12,325	0	1
Reclassifications				–1
	12,325	**12,325**	**0**	**0**
Accumulated writedowns				
January 1	–1,760	–1,760		
	–1,760	**–1,760**	**0**	**0**
Net book value, December 31	**10,565**	**10,565**	**0**	**0**
Net book value, January 1	10,565	10,565	0	1

Receivables	Receivables from Group companies		Other long-term receivables and deferred tax receivables	
	2004	2003	2004	2003
Accumulated acquisition value				
January 1	2,834	833	124	114
Receivables added/settled	1,329	2,001	–20	10
	4,163	**2,834**	**104**	**124**
Accumulated writedowns				
January 1				
	0	**0**	**0**	**0**
Net book value, December 31	**4,163**	**2,834**	**104**	**124**
Net book value, January 1	2,834	833	124	114

Note 20 Group companies

Parent Company

Skanska AB holds shares in three subsidiaries. The subsidiary Skanska Kraft is a holding company and the company that owns the Group's shareholdings in the Group's operating companies. Skanska Financial Services is the Group's treasury unit (internal bank).

Company	Corporate identity number	Registered office	Number of participations	Book value 2004	Book value 2003
Swedish subsidiaries					
Hexabar Kornblå AB	556556-6642	Solna	1,000	0	0
Skanska Financial Services AB	556106-3834	Solna	500,000	65	65
Skanska Kraft AB	556118-0943	Solna	4,000,000	10,500	10,500
Total				**10,565**	**10,565**

All the above companies are 100 percent owned by the Parent Company.

At the beginning of 2004, there were listed Group companies in South Africa and India: The Cementation Company (Africa) Ltd., 79% and Skanska Cementation India Ltd., 80%. These companies were divested during the year.

Note 21 Joint ventures

Shares and participations in joint ventures are reported according to the equity method of accounting.

The Group had holdings in joint ventures with a book value of SEK 814 M (1,289). The decline in value was explained primarily by the divestment of Gammon Skanska. At the beginning of the year, the book value of the company was SEK 507 M.

BOT operations included a large book value in joint ventures, SEK 766 M (720). The value of these companies in the consolidated accounts was reduced by intra-Group profits of SEK –154 M (–154), which arose due to contracting work for these joint ventures, among other things. During the year, the intra-Group profit on the completed Breitener BOT project was recognized as part of income in the amount of SEK 34 M.

The net amount of new intra-Group profits in BOT projects charged to income and exchange rate differences totaled SEK –34 M, so total intra-Group profits in BOT projects did not change during the year.

Income from joint ventures

Income from joint ventures is reported in the income statement, because these holdings are an element of Skanska's operating activities.

Share of income from joint ventures according to the equity method comes mainly from BOT operations. BOT (Build Own/Operate Transfer) specializes in identifying, developing and investing in privately financed infrastructure projects, such as roads, hospitals and power generaton stations. The business stream focuses on creating new project opportunities in the markets where the Group has operations. The largest projects are described below:

Half of the Autopista Central highway, which goes through Santiago, Chile, went into service on December 1, 2004, and the project is expected to be in full operation by early 2007. The Group's ownership stake amounts to 48 percent and its concession to operate the highway runs until 2031. The project is a toll road project with a multi-lane highway that operates on a "free flow" basis, i.e. without fixed toll booths. The project revenues are linked entirely to the traffic volume on the road.

The highway between Helsinki and Lahti, Finland, which operates under the Nelostie name, has been in full operation since 1999. The Group's ownership stake amounts to 41 percent and the concession to own and operate the highway runs until 2012. The project revenues are primarily connected with keeping the road available, with some compensation depending on the traffic volume.

The Breitener diesel power generation station in Fortaleza, Brazil, was built in order to supply back-up power in the region to offset the shortages that were previously common. The Group's ownership stake amounts to 35 percent. The plant went into operation in 2002 and was shut down in December 2004. A number of alternatives for continued operation are currently being studied.

During 2003, income from joint ventures came mainly from the Group's holding in Gammon Skanska. The divestment of Gammon Skanska during 2004 led to a loss of SEK –35 M.

Income from joint ventures is reported on a separate line among operating income items.

Group	2004	2003
Share of income in joint ventures according to the equity method	121	94
Recognition of intra-Group profit in Breitener BOT project	34	
Divestments of holdings in joint ventures	–35	–1
Writedowns of holdings in joint ventures		–10
Total	**120**	**83**

Note 21 continued

Specification of shares and participations in joint ventures

Group

Company	Operations	Registered office	Number of participations	Percentage of capital stock and votes	Currency if not SEK	Consolidated book value[1] 2004	2003
Swedish joint ventures							
AB Sydsten corporate identity number 556108-2990	Gravel and crushed stone	Malmö	150,000	50		65	53
Others						122	110
Total Swedish companies						**187**	**163**
Foreign joint ventures							
Autopista Central S.A.	Highway	Chile	27,840,000	48	CLP	277	288
Breitener Energetica S/A	Power station	Brazil	30,709,000	35	BRL	111	83
Bridgend Custodial Services Ltd	Correctional care	United Kingdom	50,000	9 20% of votes	GBP	3	1
Derby Healthcare Holdings Ltd	Healthcare	United Kingdom	12,500	25 50% of votes	GBP	-5	-3
Gammon China Ltd		Hong Kong	5,000	50	HKD	–	507
HpC King's College Hospital Ltd	Healthcare	United Kingdom	50,000	33	GBP	-5	-4
Orkdalsvegen AS	Highway	Norway	500	50	NOK	-23	-8
Ponte de Pedra Energetica S/A[2]	Power station	Brazil	86,000,000	50	BRL	221	194
Portus Indico S.A.	Port	Madeira (Portugal)	3,201	32	EUR	-2	-1
The Coventry and Rugby Hospital Comp.Ltd	Healthcare	United Kingdom	12,500	25 50% of votes	GBP	5	-7
Tieyhtiö Nelostie Oy	Highway	Finland	205	50 41% of votes	EUR	30	23
Others						15	53
						627	**1,126**
Total, Group						**814**	**1,289**

1 Negative book values are explained by elimination of intra-Group profits.
2 Number of participations in 2003 was 75,000,000.

Parent Company

Company	Corporate ID number	Registered office	Number of participations	Percentage of capital stock and votes	Currency if not SEK	Bok value 2004	2003
Swedish joint ventures							
Sundlink HB	969620-7134	Malmö		37		0	0
Total, Parent Company						**0**	**0**

Information on the Group's share of the income statements and balance sheets of *in joint ventures reported according to the equity method*

Income statement	2004	2003	The amounts included BOT operations totaling 2004	2003
Net sales	3,213	3,659	1,312	425
Operating expenses	-3,022	-3,455	-1,180	-282
Operating income	**191**	**204**	**132**	**143**
Financial items	-45	-110	-19	-83
Income after financial items[1]	**146**	**94**	**113**	**60**
Taxes	-19	-39	-11	-24
Net income	**127**	**55**	**102**	**36**
Balance sheet				
Fixed assets	5,972	5,032	5,686	4,147
Current assets	3,203	5,638	2,246	3,114
Total assets	**9,175**	**10,670**	**7,932**	**7,261**
Shareholders' equity[2]	957	1,443	755	720
Minority interests	12	15		
Provisions	101	89	61	53
Long-term liabilities	7,514	7,447	6,752	6,154
Current liabilities	591	1,677	364	334
Total shareholders' equity and liabilities	**9,175**	**10,671**	**7,932**	**7,261**

1 The year's income after financial items, SEK 146 M, exceeded the share of income of joint ventures according to the equity method, SEK 121 M, by SEK 25 M.The amount consisted of property divestments in joint ventures, which according to Skanska's accounting principles are reported together with divestments of wholly owned properties.
2 Shareholders' equity exceeded the book value of shares in joint ventures by consolidated intra-Group profit on contracting work for BOT, which was not charged to income in BOT operations and was thus not reported in the table.

Reconciliation with holdings in joint ventures	2004	2003
Skanska's portion of shareholders' equity in joint ventures, adjusted for surplus value and goodwill	957	1,443
– Intra-Group profit in consolidated financial statements	-154	-154
+ losses in BOT operations not reported, since Skanska's portion is already zero	11	
Book value of shares	**814**	**1,289**

Information on companies acquired during the year to those reported according to the equity method

	Ownership stake, %	Shareholders' equity *in joint venture*	Consolidated goodwill	Consolidated book value
2004				
Various joint ventures in Sweden	50	5	0	5
2003				
Gammon Skanska	50	329	178	507
Other joint ventures		1	0	1

Other matters

The shareholders' equity of the Group did not increase as a result of reporting associated companies and certain joint ventures according to the equity method of accounting.

Skanska has undertaken to spend an additional SEK 748 M (1,112) on BOT investments in the form of equity holdings and loans. In partly owned joint ventures, Skanska's share of total investment commitments was SEK 2,241 M (5,584).

Contingent liabilities to joint ventures amounted to SEK 889 M (1,164).

Note 22 Associated companies

Associated comapnies are reported according to the equity method of accounting in compliance with RR 13, "Associated companies." See "Accounting and valuation principles," Note 1.

The book value of associated companies amounted to SEK 48 M (85). Of this amount, SEK 10 M (19) was attributable to "aircraft leasing companies." Swedish Aircraft FOUR was reported at SEK 8 M (14) and Swedish Aircraft TWO KB at SEK 2 M (5).

Share of income in associated companies is reported in the income statement with the exception of the share of income in "aircraft leasing companies," which is reported under net financial items.

Income from associated companies is reported on a separate line among operating income items.

Income from associated companies

Group	2004	2003
Share of income in associated companies according to the equity method	13	8
Divestments of holdings in associated companies	0	-12
	13	**-4**

Information on losses in associated companies that have not been recognized because the book value of Skanska's holding "is already zero."

Group	2004	2003
Loss for the year	-2	-84
Loss in prior years	-1,073	-1,033

The losses occurred in partly owned limited partnerships (aircraft leasing) for which the Group has no obligation to provide additional capital. Accumulated losses from 2003 of SEK -44 M were subtracted during 2004 because Skanska's holding in Mega-Carrier KB was liquidated during the year.

Other matters

The associated companies have no liabilities, provisions or contingent liabilities which the Group may become responsible for paying, nor any obligations concerning future investments.

Note 23 Current-asset properties/Project Development

Current-asset properties are reported in compliance with RR 2, "Inventories." See "Accounting and valuation principles," Note 1.

The allocation of balance sheet items among the various business streams can be seen below.

Balance sheet item	Business stream
Commercial Project Development	Commercial Project Development
Other commercial properties	Construction
Residential Project Development	Residential Project Development

For a further description of the respective business streams, see Note 3, "Segment reporting."

Income from current-asset properties comes mainly from Commercial Project Development and Residential Project Development.

Completed properties, properties under construction and development properties are all reported as current-asset properties.

Divestments of current-asset properties

Group	2004	2003
Divestment revenue		
Commercial Project Development	4,645	7,572
Other commercial properties	533	803
Residential Project Development	4,143	4,581
	9,321	**12,956**
Book value		
Commercial Project Development	-3,130	-5,173
Other commercial properties	-383	-731
Residential Project Development	-3,505	-4,010
	-7,018	**-9,914**
Gross income		
Commercial Project Development[1]	1,515	2,399
Other commercial properties	150	72
Residential Project Development	638	571
	2,303	**3,042**

1 The amounted included SEK 25 M (0) from divestments of properties in joint ventures.

Breakdown of divestments by Commercial Project Development among completed properties, properties under construction and development properties

	Completed properties		Properties under construction and development properties		Total	
	2004	2003	2004	2003	2004	2003
Divestment revenue	3,333	4,772	1,312	2,800	4,645	7,572
Book value	-2,150	-3,580	-980	-1,593	-3,130	-5,173
Gross income	**1,183**	**1,192**	**332**	**1,207**	**1,515**	**2,399**

Writedowns/reversals of writedowns

Current-asset properties are valued in compliance with RR 2, "Inventories" and are thus valued at acquisition value or net realizable value, whichever is lower. Adjustment to net realizable value via a writedown is reported, as are reversals of previous writedowns, in the income statement as a construction, manufacturing and property management expense. Net realizable value is affected by the type and location of the property as well as by the targeted return in the market.

The following table shows that during 2004, writedowns totaling SEK 46 M (43) were reversed. The reason for this was that net realizable value increased during the year.

	Writedowns		Reversals of writedowns		Total	
Group	2004	2003	2004	2003	2004	2003
Commercial Project Development	-142	-20	44	20	-98	0
Other commercial properties	-9	-29		0	-9	-29
Residential Project Development	-15	-42	2	23	-13	-19
	-166	**-91**	**46**	**43**	**-120**	**-48**

Book value

	Completed properties		Properties under construction		Development properties		Total current asset properties	
Group	2004	2003	2004	2003	2004	2003	2004	2003
Commercial Project Development	4,419	5,692	419	945	2,418	2,612	7,256	9,249
Other commercial properties	132	159	321	63	819	829	1,272	1,051
Residential Project Development	652	754	608	652	2,008	1,988	3,268	3,394
Total	**5,203**	**6,605**	**1,348**	**1,660**	**5,245**	**5,429**	**11,796**	**13,694**

The book value of current-asset properties is allocated between properties valued according to acquisition value and properties valued according to net realizable value as shown in the following table.

	Acquisition value		Net realizable value		Total	
Group	2004	2003	2004	2003	2004	2003
Commercial Project Development	6,572	8,079	684	1,170	7,256	9,249
Other commercial properties	1,124	795	148	256	1,272	1,051
Residential Project Development	3,119	2,975	149	419	3,268	3,394
Total	**10,815**	**11,849**	**981**	**1,845**	**11,796**	**13,694**

Note 23 continued

Fair value of current-asset properties

The market value of completed commercial properties on December 31, 2004 was estimated at SEK 6.6 billion (8.8), partially in collaboration with external appraisers. This included partly owned properties. The corresponding book value was SEK 4.4 billion (5.7).

Including projects booked as completed on January 1, 2005, estimated total market value was about SEK 6.9 billion (9.4), with a corresponding book value of SEK 4.6 billion (6.2).

Other properties have an estimated market value that largely coincides with their book value of SEK 7.2 billion (7.5).

Group	Commercial Project Development		Other commercial properties		Residential Project Development		Total current-asset properties	
	2004	2003	2004	2003	2004	2003	2004	2003
Book value								
January 1	9,249	12,610	1,051	2,120	3,394	4,814	13,694	19,544
Acquisitions of companies	6	0		0		0	6	0
Divestments of companies			-1		-137	-896	-138	-896
New acquisitions	1,331	1,219	270	381	3,665	3,772	5,266	5,372
Divestments	-3,130	-5,143	-383	-761	-3,505	-4,010	-7,018	-9,914
Writedowns/reversals of writedowns	-98	0	-9	-29	-13	-19	-120	-48
Reclassifications	-48	738	332	-624	-171	-36	113	78
Exchange differences for the year	-54	-175	12	-36	35	-231	-7	-442
December 31	**7,256**	**9,249**	**1,272**	**1,051**	**3,268**	**3,394**	**11,796**	**13,694**

Information on assessed value for tax purposes of current-asset properties in Sweden

	Assessed value		Corresponding book value	
	2004	2003	2004	2003
Buildings	3,281	5,038	4,418	5,635
Land	2,840	2,208	1,897	2,043
	6,121	**7,246**	**6,315**	**7,678**

Assets pledged

Current-asset properties used as collateral for loans and other commitments totaled SEK 89 M (91).

Other matters

Information on capitalized interest is reported in Note 14, "Borrowing costs."

Note 24 **Inventories etc.**

Inventories are reported in compliance with RR 2, "Inventories." See "Accounting and valuation principles," Note 1.

Group	2004	2003
Raw materials and supplies	317	508
Products being manufactured	91	102
Finished products and merchandise	202	209
Advanced payment to suppliers	122	9
Total	**732**	**828**

Book value, valued at		
Acquisition value	638	803
Net realizable value	94	25
Total	**732**	**828**

The increase in inventories that were valued at net realizable value came from the Swedish specialized companies that were reported as "Discontinuing operations."

Other matters

There were no significant differences between the reported value of inventories and their fair value. No portion of inventories was adjusted due to an increase in net realizable value. No merchandise was used as collateral for loans and other obligations.

Note 25 **Current receivables**

Operating receivables in the operating cycle as well as interest-bearing receivables expected to be recovered within twelve months are reported as current receivables.

Other current receivables

	Group		Parent Company	
	2004	2003	2004	2003
Liquid assets with restrictions	1,453	404		
Other interest-bearing current receivables	1,035	844		
Non-interest-bearing current receivables	3,489	2,006	35	23
Total	**5,977**	**3,254**	**35**	**23**

The amount for other interest-bearing receivables included SEK 582 M for divested Group companies for which payment will be received early in 2005.

Prepaid expenses and accrued revenues

Group	2004	2003
Accrued revenues	1,078	424
Prepaid expenses	762	866
Total	**1,840**	**1,290**

Note 26 **Shareholders' equity**

Restricted and unrestricted equity

According to Swedish law, shareholders' equity must be allocated between non-distributable (restricted) and distributable (unrestricted) funds. In a corporate group, a distribution to the shareholders may only total the unrestricted funds of the Parent Company or the Group, whichever is lower.

Capital stock (share capital) and the statutory reserve comrpise restricted equity. In the consolidated financial statements, unrestricted equity only includes the portion of the unrestricted equity of subsidiaries that can be distributed to the Parent Company without any need to write down the shares in the subsidiary. In the consolidated balance sheet, the shareholders' equity portion of untaxed reserves is also reported as restricted equity.

The shareholders' equity of the Skanska Group was allocated between SEK 2,238 M (2,902) in restricted equity and SEK 13,828 M (11,276) in unrestricted equity. The shareholders' equity of the Parent Company was allocated among SEK 1,256 M in capital stock, SEK 598 M (598) in the statutory reserve (restricted reserves) and SEK 6,849 M (6,614) in unrestricted equity.

The consolidated financial statements also included restricted equity representing the shareholders' equity portion of untaxed reserves in the Parent Company, amounting to SEK 0 M (666), plus restricted reserves after eliminating the shares of directly owned subsidiaries.

The proposed but not yet approved dividend for 2004 amounts to SEK 1,674 M (1,256), equivalent to SEK 4 (3) per share.

Transfers to restricted reserves amounted to SEK 110 M (0). This amount was related to transfers in Poland.

Note 26 continued

Number of shares

Group/Parent Company	2004	2003
Average number of shares	418,553,072	418,553,072
Total number of shares	418,553,072	418,553,072

The number of shares amounted to 418,553,072, divided into 28,538,696 (30,671,921) Series A shares and 390,014,376 (387,881,151) Series B shares. During 2004, 2,133,225 (5,009,988) Series A shares were redeemed in exchange for a corresponding number of Series B shares.

The par (nominal) value per share amounts to SEK 3 (3). All shares are fully paid up. One Series A share carries 10 votes, and each Series B share carries one vote. Otherwise all shares enjoy the same rights. Series B shares are listed on Stockholmsbörsen (formerly the OM Stockholm Stock Exchange). According to the Articles of Association, Skanska's capital stock may amount to a minimum of SEK 1,200 M and a amaximum of SEK 4,800 M.

Exchange rate differences

During the 2004 financial year, exchange rate differences of SEK 243 M (-1,710) were reported directly in shareholders' equity. Translation effects consisted mainly of a negative exchange rate difference in USD and positive exchange rate differences in CZK and PLN. The currencies EUR and NOK, in which the Group has large net assets, affected the Group marginally during the year.

The amount included SEK 197 M (14) related to recycling of negative translation differences from prior years, which were reported in the income statement due to the divestment of foreign Group companies and joint ventures. The amount was related to the divestment of Gammon Skanska (SEK 150 M), India (SEK 50 M) and Cementation (SEK -3 M). The gain on these divested companies was thus adversely affected in the amount of SEK -197 M by the recycling of these exchange rate differences.

The year's exchange rate differences were reduced by SEK 218 M (806) through currency hedging measures, primarily against the U.S. dollar but also the British pound.

Accumulated exchange rate differences included in shareholders' equity totaled SEK -627 M (-1,088).

Other matters

The shareholders' equity of the Group did not increase because associated companies and joint ventures were reported according to the equity method of accounting. There are no option programs that will result in dilution of shareholders' equity. Earnings per share is calculated by dividing net income for the year by the average number of shares. See Note 43, "Definitions." Regarding equity swaps for employee stock options, see "Accounting and valuation principles," Note 1, and Note 35, "Personnel."

Note 27 Provisions

Provisions are reported in compliance with RR 16, "Provisions, contingent liabilities and contingent assets." See "Accounting and valuation principles," Note 1.

Group	Provisions for pensions and similar commitments [1]	Provisions for deferred taxes [2]	Other provisions [3]
Opening balance, January 1	**2,058**	**3,104**	**3,230**
Divestments of companies	-94	-49	-136
Provisions for the year	362	245	1,390
Provisions utilized	-273	-559	-1,464
Contributions paid	-1,240		
Unutilized amounts that were reversed, change in value			-245
Increase in discounted amount			3
Exchange rate differences	1	-6	33
Reclassifications	17	-37	4
Closing balance, December 31	**831**	**2,698**	**2,815**

1 Provision for pensions is further described in Note 28, "Provision for pensions and similar commitments."

2 Provisions for deferred taxes are further described in Note 16, "Income taxes."

3 Of the amount for "Other provisions," SEK 135 M (175) was interest-bearing. Of this amount, SEK 133 M (162) came from a provision to the employee foundation.

Parent Company	Provisions for pensions and similar commitments	Provisions for deferred taxes	Other provisions
Opening balance, January 1	281	11	77
Provisions for the year	14		20
Provisions utilized	-61	-9	-28
Unutilized amounts that were reversed	-48	-2	-44
Reclassifications	-5		
Closing balance, December 31	**181**	**0**	**25**

Specification of "Other provisions"

	Group		Parent Company	
	2004	2003	2004	2003
Warranty obligations	1,003	730		
Provisions for legal disputes	700	751		
Restructuring measures	217	560		
Insurance business	146	428		
Employee foundation, Sweden	133	162		
Equity swaps for employee stock options	0	44		44
Employee-related provisions	264	174	25	33
Environmental obligations	45	44		
Provision for unsold housing units, Sweden	44	58		
Miscellaneous provisions	263	279		
Total	**2,815**	**3,230**	**25**	**77**

Normal cycle time for "Other provisions" is about one to three years.

Provisions for warranty obligations are related to expenses that may arise during the warranty period. Such provisions in Construction are based mainly on experience and expressed as average expenses as a percentage of sales during a five-year period. The expenses are charged to each project on a continuous basis. Provisions for warranty obligations in other business streams are based on individual assessments of each project. The change in 2004 mainly refers to Construction.

Provisions for legal disputes refer to provisions in Construction for completed projects.

Provisions for insurance business refer to expenses paid for damage related to Skanska's operations. The Group's insurance operations deal with damage that arises in operations and re-insure a portion of the risks.

The provision to the employee foundation in Sweden refers to a refund of surplus funds from the retirement insurance company SPP. The provision is used in consultation with trade union representatives to enable employees with reduced work capacity to remain employed on a part-time basis. The employee is compensated for loss of income and loss of future pension benefits.

Employee-related provisions included such items as the costs of profit-sharing, certain bonus programs and other obligations to employees.

Among provisions for environmental obligations were the costs of restoring gravel pits to their natural state in Swedish operations.

Restructuring provisions refer to the expenses of adapting operations to the projected market and in keeping with the Group's strategic plan. Expenses were paid for such items as closing down operations and phasing out employees.

Information about provisions for each individual company acquisition

In connection with acquisitions of companies during 2004, no provisions were made for restructuring measures, and in the balance sheet there were no remaining provisions for restructuring which arose from company acquisitions.

Note 28 Provisions for pensions and similar commitments

Provisions for pensions and similar commitments are reported in compliance with RR 29, "Employee benefits," which is based on IAS 19. See "Accounting and valuation principles," Note 1.

Pension liabilities according to the balance sheet

	Group		Parent Company	
	2004	2003	2004	2003
Interest-bearing pension liability [1]	735	1,926	156	214
Other pension obligations	96	132	25	67
Total	**831**	**2,058**	**181**	**281**

1 For the Parent Company: liability in compliance with the Security of Income Act.

Note 28 continued

Skanska has defined-benefit pension plans in Sweden, Norway, the United Kingdom and the United States. The pension in these plans is mainly based on final salary. The plans include a large number of employees, but Skanska also has defined-contribution plans in these countries. Group subsidiaries in other countries mainly have defined-contribution plans.

During the year, unrecognized actuarial gains/losses for defined-benefit plans changed from a gain of SEK 288 M on January 1 to a loss of SEK 336 M on December 31. The difference was largely due to changed assumptions regarding inflation, expected wage and salary increases etc. for the pension plan in the United Kingdom.

Defined-benefit plans

The pension plans mainly consist of retirement pensions. Each respective employer usually has an obligation to pay a lifetime pension. Benefits are based on the number of years of employment. The employee must belong to the plan for a certain number of years to earn full retirement pension entitlement. For each year, the employee earns increased pension entitlements, which is reported as pension earned during the period plus an increase in pension obligation.

Pension plans are funded by securing pension obligations with assets in pension funds and provisions in the balance sheet. The plans are funded by payments from the respective Group companies and in some cases the employees.

The managed assets in each pension fund are smaller than the pension obligation. For this reason, the difference is reported as a liability in the balance sheet. The ceiling rule that, in some cases, limits the value of these assets in the balance sheet does not apply when plan assets are smaller than pension obligations.

At year-end, the net value of the actuarial gains/losses on plan assets and pension obligations of all plans amounted to a loss of SEK 336 M. This was equivalent to a loss of 4 percent of the present value of pension obligations.

The return on plan assets reported in the income statement amounted to SEK 356 M (292), while actual return amounted to SEK 532 M (512).

The plan assets consisted mainly of equities, interest-bearing securities and mutual fund units.

No assets are used in Skanska's operations. An insignificant percentage of shareholdings consists of Skanska shares.

Plan assets

Group	Sweden	Norway	U.K.	U.S.	Total
2004					
Equities	30%	28%	65%	56%	44%
Interest-bearing securities	54%	61%	35%	44%	47%
Alternative investments	16%	11%	0%	0%	9%

The ITP occupational pension plan in Sweden is a defined-benefit plan. A small portion is secured by insurance from the retirement insurance company Alecta. This is a multi-employer insurance plan, and there is insufficient information to report these obligations as a defined-benefit plan. Pensions secured by insurance from Alecta are therefore reported as a defined-contribution plan.

Trade union-sponsored plans in the United States are defined-benefit plans that cover multiple employers. Since there is insufficient information to report these obligations as defined-benefit plans, they are reported as defined-contribution plans.

Defined-contribution plans

These plans mainly cover retirement pensions, disability pensions and family pensions. The premiums are paid regularly during the year by the respective Group company to separate legal entities, for example insurance companies. The size of the premium is based on salary. The pension expense for the period is included in the income statement.

Commitments related to employee benefits, defined benefit plans

Group	2004	2003
Pension commitments, funded plans, present value on December 31	7,657	6,567
Plan assets, fair value on December 31	–6,586	–4,929
Total	**1,071**	**1,638**
Unrecognized actuarial gains (+) or losses (–)		
pension commitments	–723	68
plan assets	387	220
Total	**–336**	**288**
Net liability according to balance sheet	**735**	**1,926**

Total pension expenses

Group	2004	2003
Pensions earned during the period	399	393
Less: Funds contributed by employees	–46	–34
Actuarial gains (–), losses (+) recognized during the period	–9	
Interest cost	352	330
Expected return on plan assets	–356	–292
Pension expenses, defined-benefit plans	**340**	**397**
Pension expenses, defined-contribution plans	632	531
Employer social insurance contributions, defined-benefit and defined-contribution plans	81	76
Total pension expenses	**1,053**	**1,004**

Total pension expenses were allocated among "Construction, manufacturing and property management expenses," "Selling and administrative expenses" and financial items. Financial items included "Interest on commitments," "Expected return on managed assets" and actuarial gains and losses recognized during the period attributable to plan assets.

Pension commitments

Group	2004	2003
Opening balance, January 1	6,567	6,446
Pensions earned during the period	399	393
Interest on commitments	352	330
Benefits paid	–212	–182
Acquisitions of companies		
Divestments of companies	–196	
Reclassifications	66	105
Unrecognized actuarial gains (–), losses (+) for the period	766	–68
Exchange rate differences	–85	–457
Pension commitments, present value	**7,657**	**6,567**

Plan assets

Group	2004	2003
Opening balance, January 1	4,929	4,460
Expected return on plan assets	356	292
Contributions from employers	1,240	240
Contributions from employees	46	34
Acquisitions of companies		
Divestments of companies	–121	
Reclassifications	52	
Unrecognized actuarial gains (+), losses (–) for the period	176	220
Exchange rate differences	–92	–317
Plan assets, fair value	**6,586**	**4,929**

Unrecognized actuarial gains and losses

Group	2004	2003
January 1, gains (+), losses (–)	288	
Amortized during the period	–9	
Acquisitions of companies		
Divestments of companies	–19	
Actuarial gains (+), losses (–) for the period	–590	288
Exchange rate differences	–6	
December 31	**–336**	**288**

Reconciliation of interest-bearing pension liability

Group	2004	2003
Opening balance, January 1, penison liabilities [1]	1,926	657
Pension expenses	340	397
Benefits paid	–212	–182
Contributions from employers	–1,240	–240
Changes in accounting principles		1,635
Acquisitions of companies		
Divestments of companies	–94	
Reclassifications	14	–201
Exchange rate differences	1	–140
Net liability according to balance sheet	**735**	**1,926**

1 In 2003: Opening balance of pension liabilities according to local rules in each respective country.

Note 28 continued

Provisions for pensions in accordance with the Security of Income Act, Parent Company

Parent Company	2004	2003
Pension commitments	1,063	1,072
Plan assets	–907	–858
Provisions for pensions according to the balance sheet	**156**	**214**

Reconciliation, provisions for pensions

Parent Company	2004	2003
Opening balance, January 1	214	302
Pension expenses	35	–19
Benefits paid	–78	–62
Acquired		
Reclassifications	–15	–7
Provisions for pensions according to the balance sheet	**156**	**214**

Actuarial assumptions

Group	Sweden	Norway	U.K.	U.S.	Average[1]
2004					
Discount rate, January 1	5.75%	5.50%	5.50%	5.50%	5.60%
Discount rate, December 31	5.00%	5.25%	5.50%	5.50%	5.25%
Expected return on plan assets	6.50%	5.90%	7.10%	6.50%	6.55%
– of which, equities	8.00%	9.00%	7.50%	8.00%	8.05%
– of which, interest-bearing securities	5.00%	5.50%	4.50%	4.00%	4.90%
Expected wage and salary increase, December 31	3.00%	3.30%	4.25%	4.40%	3.60%
Expected inflation, December 31	2.00%	2.50%	2.75%	2.90%	2.40%
2003					
Discount rate, January 1	5.75%	6.00%	5.50%	5.50%	5.70%
Discount rate, December 31	5.75%	5.50%	5.50%	5.50%	5.60%
Expected return on plan assets	6.50%	6.40%	7.10%	6.50%	6.65%
– of which, equities	8.00%	9.50%	7.50%	8.00%	8.15%
– of which, interest-bearing securities	5.00%	6.00%	4.50%	4.00%	5.00%
Expected wage and salary increase, December 31	3.00%	3.30%	3.85%	4.40%	3.40%
Expected inflation, December 31	2.00%	2.50%	2.35%	2.90%	2.25%

1 Weighted average.

Note 29 Liabilities

Liabilities are allocated between long-term and current, in compliance with RR 22, "Presentation of financial statements." See "Accounting and valuation principles," Note 1.

Long-term and short-term liabilities declined during 2004. As large divestments of businesses and properties occurred, capital previously tied up in businesses and properties was freed up, and debts were thus repaid.

Group	2004	2003
Interest-bearing long-term liabilities	3,094	7,182
Current liabilities		
Interest-bearing	958	808
Non-interest-bearing	35,930	35,987
Total	**39,982**	**43,977**

Long-term liabilities

Interest-bearing liabilities that fall due for payment within twelve months may be regarded as long-term in some cases. At year-end 2004, the Group had only SEK 59 M (1,503) in liabilities that must be reported as long-term, according to the accounting and valuation principles in Note 1. The amount is so limited because Skanska does not intend to refinance those liabilities that fall due within one year.

	2004	2003
Group	89	1,503
Parent Company	30	15

Specification of other current liabilities

Group	2004	2003
Value-added tax	651	903
Employee taxes	950	990
Interest-bearing	169	118
Other current liabilities	1,980	1,840
	3,750	**3,851**

Specification of accrued expenses and deferred revenues

Group	2004	2003
Deferred revenues	681	588
Accrued wage and salary expenses, including social insurance contributions	1,516	2,160
Accrued interest expenses	167	84
Other accrued expenses	4,405	3,990
	6,769	**6,822**

Note 30 Specification of interest-bearing net assets per asset and provision/liability

The following table allocates financial current and fixed assets as well as liabilities and provisions between interest-bearing and non-interest-bearing items.

	2004			2003		
Group	Interest-bearing	Non-interest-bearing	Total	Interest-bearing	Non-interest-bearing	Total
Assets						
Financial fixed assets						
Holdings in joint ventures and associated companies		862	862		1,337	1,337
Other long-term holdings of securities		74	74		76	76
Receivables from joint ventures and associated companies	198		198	224		224
Deferred tax assets		1,526	1,526		1,539	1,539
Other long-term receivables	865		865	1,732		1,732
	1,063	**2,462**	**3,525**	**1,956**	**2,952**	**4,908**
Current receivables						
Accounts payable, recognized but unbilled contract revenue plus prepaid expenses and accrued revenues		21,430	21,430		24,585	24,585
Current receivables from joint ventures and associated companies	2	344	346		532	532
Tax receivables		269	269		415	415
Other current receivables	2,488	3,489	5,977	1,248	2,006	3,254
	2,490	**25,532**	**28,022**	**1,248**	**27,538**	**28,786**
Short-term investments	**3,053**		**3,053**	**218**		**218**
Cash and bank balances	**5,815**		**5,815**	**6,819**		**6,819**
Total interest-bearing assets	**12,421**			**10,241**		
Provisions and liabilities						
Provisions						
Provisions for pensions and similar commitments	735	96	831	1,926	132	2,058
Provisions for deferred taxes		2,698	2,698		3,104	3,104
Other provisions	135	2,680	2,815	175	3,055	3,230
	870	**5,474**	**6,344**	**2,101**	**6,291**	**8,392**
Long-term liabilities						
Bond loans, liabilities to credit institutions	2,679		2,679	6,747		6,747
Liabilities to associated companies and joint ventures	3		3	0		0
Other liabilities	412		412	435		435
	3,094	**0**	**3,094**	**7,182**	**0**	**7,182**
Current liabilities						
Bond loans, liabilities to credit institutions	775		775	691		691
Advance payments from customers		1,702	1,702		1,510	1,510
Accounts payable, invoiced but unrecognized revenue plus accrued expenses and prepaid revenues		29,635	29,635		30,152	30,152
Liabilities to joint ventures and associated companies	14	14	28	0	20	20
Tax liabilities		998	998		571	571
Other liabilities	169	3,581	3,750	117	3,734	3,851
	958	**35,930**	**36,888**	**808**	**35,987**	**36,795**
Total interest-bearing liabilities and provisions	**4,922**			**10,091**		
Total interest-bearing net assets	**7,499**			**150**		

Note 31 Expected recovery periods of assets, provisions and liabilities

Group	2004			2003		
Amount expected to be recovered	Within 12 months	12 months or longer	Total	Within 12 months	12 months or longer	Total
Assets						
Intangible fixed assets [1]	**10**	**4,019**	**4,029**	**400**	**4,318**	**4,718**
Tangible fixed assets [1]	**1,100**	**4,437**	**5,537**	**1,350**	**5,380**	**6,730**
Financial fixed assets						
Holdings in joint ventures and associated companies [2]		862	862		1,374	1,374
Other long-term holdings of securities [2]		74	74		76	76
Receivables from joint ventures and associated companies [3]		198	198		224	224
Deferred tax assets [4]		1,526	1,526		1,539	1,539
Other long-term receivables		865	865	0	1,732	1,732
	0	**3,525**	**3,525**	**0**	**4,945**	**4,945**
Current-asset properties [5]	**5,900**	**5,896**	**11,796**	**6,000**	**7,694**	**13,694**
Inventories	**691**	**41**	**732**	**789**	**39**	**828**
Current receivables [6]						
Accounts receivable	15,949		15,949	18,422	59	18,481
Current receivables from associated companies and joint ventures	346		346	430	102	532
Recognized but unbilled contract revenues	3,502	139	3,641	4,623	191	4,814
Tax receivables	269		269	415		415
Other current receivables	5,322	655	5,977	2,820	434	3,254
Accrued revenues and prepaid expenses	1,771	69	1,840	1,261	29	1,290
	27,159	**863**	**28,022**	**27,971**	**815**	**28,786**
Short-term investments	**3,053**		**3,053**	**218**		**218**
Cash and bank balances	**5,815**		**5,815**	**6,819**		**6,819**
Total assets	**43,728**	**18,781**	**62,509**	**43,547**	**23,191**	**66,738**

Amounts expected to be paid	Within 12 months	12 months to five years	More than five years (liabilities)	Total	Within 12 months	12 months to five years	More than five years (liabilities)	Total
Provisions								
Provisions for pensions and similar commitments	81	750		831	200	1,858		2,058
Provisions for deferred taxes		2,698		2,698		3,104		3,104
Other provisions	2,018	797		2,815	2,473	757		3,230
	2,099	**4,245**		**6,344**	**2,673**	**5,719**		**8,392**
Liabilities								
Long-term liabilities								
Bond loans		1,497		1,497	1,421	4,353		5,774
Liabilities to credit institutions	56	403	723	1,182	49	509	415	973
Other liabilities	6	357	52	415	33	399	3	435
	62	**2,257**	**775**	**3,094**	**1,503**	**5,261**	**418**	**7,182**
Current liabilities								
Liabilities to credit institutions	765	10		775	691			691
Advance payments from customers	1,665	37		1,702	1,455	55		1,510
Accounts payable	12,437	1		12,438	14,017	2		14,019
Liabilities to joint ventures	12	2		14	11	3		14
Liabilities to associated companies	14			14	6			6
Tax liabilities	998			998	571			571
Invoiced but non-recognized revenues	10,428			10,428	9,311			9,311
Other liabilities	3,390	360		3,750	3,591	217	43	3,851
Accrued expenses and prepaid revenues	6,678	91		6,769	6,690	132		6,822
	36,387	**501**	**0**	**36,888**	**36,343**	**409**	**43**	**36,795**
Total liabilities and provisions	**38,548**	**7,003**	**775**	**46,326**	**40,519**	**11,389**	**461**	**52,369**

1 In case of amounts expected to be recovered within twelve months, expected annual depreciation/amortization has been reported. Amounts for 2004 presume transition to IFRS.
2 No portion of this amount is expected to be recovered within twelve months.
3 No portion of this amount is expected to be recovered within twelve months, since this lending is treated as long-term.
4 Deferred tax assets are expected to be recovered in their entirety in more than twelve months.
5 Recovery within one year on current-asset properties is based on a historical assessment from the past three years.
6 Current receivables that fall due in more than twelve months are part of the operating cycle and are thus reported as current.

Parent Company	2004			2003		
Amount expected to be recovered	Within 12 months	12 months or longer	Total	Within 12 months	12 months or longer	Total
Intangible fixed assets [1]	**1**	**16**	**17**	**1**	**17**	**18**
Tangible fixed assets [1]	**2**	**7**	**9**	**2**	**9**	**11**
Financial fixed assets						
Holdings in Group companies and joint ventures [2]		10,565	10,565		10,565	10,565
Receivables from Group companies [3]		4,163	4,163		2,834	2,834
Other long-term receivables		47	47		45	45
Deferred tax assets		57	57		79	79
	0	**14,832**	**14,832**	**0**	**13,523**	**13,523**
Current receivables						
Current receivables from Group companies	15		15	17		17
Other current receivables	35		35	23		23
Accrued revenues and prepaid expenses	4		4	8		8
	54	**0**	**54**	**48**	**0**	**48**
Total assets	**57**	**14,855**	**14,912**	**51**	**13,549**	**13,600**

Amounts expected to be paid	Within 12 months	12 months to five years	More than five years (liabilities)	Total	Within 12 months	12 months to five years	More than five years (liabilities)	Total
Provisions								
Provisions for pensions and similar commitments	0	181		181	69	212		281
Provisions for deferred taxes				0		11		11
Other provisions	0	25		25	25	52		77
	0	**206**		**206**	**94**	**275**		**369**
Liabilities								
Long-term liabilities								
Liabilities to credit institutions	30	192		222	15	236		251
Liabilities to Group companies [4]			5,705	5,705			3,533	3,533
	30	**192**	**5,705**	**5,927**	**15**	**236**	**3,533**	**3,784**
Current liabilities								
Accounts payable	27			27	11			11
Liabilities to Group companies	6			6	3			3
Tax liabilities	6			6	9			9
Other liabilities	12			12	3			3
Accrued expenses and deferred revenues	25			25	28			28
	76	**0**	**0**	**76**	**54**	**0**	**0**	**54**
Total liabilities and provisions	**106**	**398**	**5,705**	**6,209**	**163**	**511**	**3,533**	**4,207**

1 In case of amounts expected to be recovered within twelve months, expected annual depreciation/amortization has been reported.
2 No portion of this amount is expected to be recovered within twelve months.
3 No portion of this amount is expected to be recovered within twelve months, since this lending is treated as long-term.
4 Intra-Group long-term interest-bearing liabilities are treated as if they fall due more than five years after the balance sheet date.

Note 32 Assets pledged, contingent liabilities and contingent assets

Assets pledged

Group	2004	2003
Mortgages, fixed-asset properties	0	1
Mortgages, current-asset properties	89	91
Chattel mortgages	42	39
Shares and participations	609	668
Short-term investments	0	3
Receivables	335	613
Total	**1,075**	**1,415**

The use of shares and participations as assets pledged refers to shares in joint ventures belonging to BOT operations. These assets are pledged as collateral when obtaining outside lending for these joint ventures.

Receivables include liquid assets in escrow as collateral in conjunction with construction projects.

Note 32 continued

Assets pledged for liabilities/provisions

Group	Mortgages 2004	Mortgages 2003	Chattel mortgages 2004	Chattel mortgages 2003	Shares and receivables 2004	Shares and receivables 2003	Total 2004	Total 2003
Own obligations								
Liabilities to credit institutions	85	82	42	0	0	257	127	339
Other liabilities/provisions	4	10		36	226	252	230	298
Total own obligations	**89**	**92**	**42**	**36**	**226**	**509**	**357**	**637**
Other obligations		0		3	718	775	718	778
Total	**89**	**92**	**42**	**39**	**944**	**1,284**	**1,075**	**1,415**

Parent Company

Assets pledged by the Parent Company totaled SEK 46 M (45), which were related to assets in the form of long-term receivables. These assets were pledged as collateral for some of the Parent Company's pension commitments.

Contingent liabilities

Contingent liabilities are reported in compliance with RR 16, "Provisions, contingent liabilities and contingent assets." See "Accounting and valuation principles," Note 1.

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Contingent liabilities on behalf of Group companies			80,031	100,750
Other contingent liabilities	20,437	18,721	13,410	13,146
	20,437	**18,721**	**93,441**	**113,896**

Specification of the Group's contingent liabilities

Group	2004	2003
Contingent liabilities related to construction consortia	16,350	14,621
Contingent liabilities related to joint ventures	889	1,164
Other contingent liabilities	3,198	2,936
Total	**20,437**	**18,721**

The Group's contingent liabilities that are related to construction consortia, which include companies formed to carry out a single construction assignment, totaled about SEK 16.3 billion (14.6).This amount was related to the portion of the joint and several liability for the obligations of construction consortia affecting consortium members outside the Skanska Group. Such liability is often required by the customer. To the extent it is deemed likely that Skanska will be subject to liability claims, the obligation is reported as a liability/provision in the balance sheet.

Contingent liabilities related to joint ventures refer mainly to guarantees issued when joint ventures belonging to BOT operations have raised loans.

The Group's other contingent liabilities, SEK 3.2 billion (2,9), included obligations toward tenant-owned housing cooperatives and ongoing cases related to possible fines for anti-competitive actions.

During 1988-1990 the Skanska Group, through partly owned companies, purchased holdings in aircraft. The depreciation deductions that were made were later a topic of tax litigation affecting most of the partly owned companies. With regard to tax litigation related to depreciation deductions, the Group has paid in full the Tax Authority's demands for additional taxes and accompanying fees and interest. Due to differing views regarding the consequences for subsequent tax years due to disallowed depreciation deductions, tax litigation has arisen concerning later tax years as well. Taken together, the outcome of this tax litigation is deemed to constitute only a limited risk to the Group.

On March 21, 2003, the Swedish Competition Authority fled suit against 11 companies with asphalt operations, among them Skanska. The suit requested a total amount of SEK 1.6 billion in fines for alleged infringements of the Swedish Competition Act, of which Skanska's share was SEK 664 M. Skanska denies the Competition Authority's allegations. No provision has been made, in light of the great uncertainty that surrounds the outcome of this litigation. The amount is listed among Skanska's contingent liabilities. Similar litigation is also underway in Finland. There the Competition Authority has demanded that Skanska pay a penalty of SEK 99 M, which has been included among contingent liabilities. The demands put forward by Swedish municipalities due to alleged anti-competitive activities in asphalt operations have also been included among contingent liabilities.

Of the Parent Company's contingent liabilities, nearly SEK 75 billion (91) was related to contracting obligations made by subsidiaries. To the Group, commitments issued by the Parent Company do not comprise any greater liability than the contracting obligations. The remaining contingent liabilities mainly consisted of guarantees issued for borrowing by subsidiaries from credit institutions. The Parent Company's contingent liabilities included SEK 23 M (20) related to construction consortia.

The Parent Company has issued capital coverage guarantees for certain subsidiaries.

Contingent assets

The Group has no contingent assets of significant importance in assessing the position of the Group. See also the section on RR 16, "Provisions, contingent liabilities and contingent assets," which is found in "Accounting and valuation principles," Note 1.

Note 33 Effects of changes in foreign exchange rates

Exchange rates are dealt with in compliance with RR 8, "Effect of changes in foreign exchange rates." See "Accounting and valuation principles," Note 1.

Exchange rates

		Exchange rate at balance sheet date			Change in percent	
Currency	Country/zone	2004	2003	2002	2003–2004	2002–2003
ARS	Argentina	2.22	2.47	2.60	-10	-5
CZK	Czech Republic	0.30	0.28	0.29	6	-3
DKK	Denmark	1.21	1.22	1.23	-1	-1
EUR	EU euro zone	9.00	9.07	9.15	-1	-1
GBP	United Kingdom	12.70	12.89	14.12	-1	-9
NOK	Norway	1.09	1.08	1.25	1	-14
PLN	Poland	2.21	1.94	2.29	14	-15
USD	United States	6.62	7.26	8.83	-9	-18

		Average exchange rate			Change in percent	
Currency	Country/zone	2004	2003	2002	2003–2004	2002–2003
ARS	Argentina	2.50	2.75	3.21	-9	-14
CZK	Czech Republic	0.29	0.29	0.30	-1	-3
DKK	Denmark	1.23	1.23	1.23	0	0
EUR	EU euro zone	9.13	9.12	9.16	0	0
GBP	United Kingdom	13.45	13.19	14.57	2	-9
NOK	Norway	1.09	1.14	1.22	-4	-7
PLN	Poland	2.02	2.08	2.38	-3	-13
USD	United States	7.35	8.08	9.73	-9	-17

Effect of changes in exchange rates on the income statement compared to previous year

During 2004, the Swedish krona both strengthened and weakened compared to other currencies. The Group was mainly affected by the strengthening of the Swedish krona against the U.S. dollar. As a result, the Group's net sales and net profit were affected. In the following table, the 2004 income statement is translated at the exchange rates prevailing in 2003. The change, or currency rate effect, for each currency is stated in SEK.

	Income statement		Currency rate effect	
	2004, at 2003 rates [1]	2004	2004	2003
Net sales	125,952	121,263	-4,689	-12,881
Operating income	3,854	3,853	-1	-171
Income after financial items	3,818	3,819	1	-171
Net profit	2,640	2,648	8	-90

1 2004 figures translated to the exchange rates prevailing in 2003.

Currency effect, by respective currency

2004	USD	EUR	GBP	Others	Total
Net sales	-4,269	1	242	-663	-4,689
Operating income	16	0	-12	-5	-1
Income after financial items	16	0	-9	-6	1
Net profit	18	0	-11	1	8

2003	USD	EUR	GBP	Others	Total
Net sales	-9,746	-38	-1,585	-1,512	-12,881
Operating income	-133	0	-3	-35	-171
Income after financial items	-134	0	-7	-30	-171
Net profit	-76	0	-2	-12	-90

Effect of changes in exchange rates in the balance sheet compared to previous year

Group, amounts in SEK billion	2004	2003
Assets		
Intangible fixed assets	0.0	-0.5
Tangible fixed assets	0.0	-0.6
Shares and participations	0.0	-0.2
Financial receivables	0.0	-0.1
Current-asset properties	0.0	-0.4
Inventories, tax and operating receivables	-0.6	-3.1
Liquid assets	-0.1	-0.6
Total	**-0.7**	**-5.5**
Shareholders' equity and liabilities		
Shareholders' equity	0.3	-0.9
Minority interests	0.0	0.0
Interest-bearing provisions and liabilities	-0.4	-1.1
Non-interest-bearing provisions and liabilities	-0.6	-3.5
Total	**-0.7**	**-5.5**
Effect of exchange rate differences on the Group's interest-bearing net debt	0.3	0.4

Of the total effect on the Group's assets, SEK -1,3 billion was due to USD, SEK +0,3 billion to PLN and SEK +0,3 billion to CZK. The total effect in the preceding year: SEK -3.1 M due to USD, SEK -1.1 M due to GBP and SEK -0.9 M due to NOK.

Note 33 continued

Consolidated balance sheet by currency

2004, SEK billion	USD	GBP	EUR	NOK	CZK	DKK	PLN	Other foreign currencies [1]	Hedge loans [2]	SEK	Total
Assets											
Intangible fixed assets	0.3	1.2	0.3	1.3	0.3	0.0	0.0	0.5		0.1	4.0
Tangible fixed assets	1.2	0.3	0.3	0.5	1.1	0.2	0.4	0.0		1.5	5.5
Shares and participations	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.8		0.0	0.9
Financial receivables	1.3	1.2	3.1	1.3	1.3	0.6	0.7	-8.2		2.3	3.6
Current-asset properties	0.6	0.0	1.6	0.7	0.7	1.5	0.1	0.3		6.3	11.8
Inventories, tax and operating receivables	8.3	3.3	1.4	2.3	2.7	1.2	1.0	1.5		6.1	27.8
Liquid assets	1.3	0.2	0.1	0.1	0.2	0.0	0.1	0.2		6.7	8.9
Total	**13.0**	**6.2**	**6.9**	**6.2**	**6.3**	**3.5**	**2.3**	**–4.9**		**23.0**	**62.5**
Shareholders' equity and liabilities											
Shareholders' equity [3]	2.8	0.3	4.1	2.2	1.8	0.6	0.7	1.5		2.1	16.1
Minority interests	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.1
Interest-bearing provisions and liabilities	0.6	0.7	0.1	0.2	0.3	1.5	0.0	–7.7	1.9	7.4	5.0
Non-interest-bearing provisions and liabilities	9.6	5.2	2.6	3.8	4.2	1.4	1.6	1.3		11.6	41.3
Total	**13.0**	**6.2**	**6.9**	**6.2**	**6.3**	**3.5**	**2.3**	**–4.9**	**1.9**	**21.1**	**62.5**

2003, SEK billion	USD	GBP	EUR	NOK	CZK	DKK	PLN	Other foreign currencies [1]	Hedge loans [2]	SEK	Total
Assets											
Intangible fixed assets	0.4	1.5	0.4	1.4	0.3	0.0	0.0	0.5		0.2	4.7
Tangible fixed assets	1.4	0.5	0.4	0.6	1.2	0.1	0.4	0.0		2.1	6.7
Shares and participations	0.0	0.0	0.1	0.0	0.0	0.0	0.0	1.2		0.2	1.5
Financial receivables	1.2	3.8	1.4	0.2	0.8	0.6	0.1	-7.4		2.5	3.2
Current-asset properties	0.6	0.0	2.2	0.8	0.5	1.6	0.3	0.1		7.6	13.7
Inventories, tax and operating receivables	9.5	4.6	2.1	2.2	2.1	0.8	1.1	0.8		6.8	30.0
Liquid assets	1.5	0.4	0.2	0.2	0.3	0.1	0.1	0.8		3.4	7.0
Total	**14.6**	**10.8**	**6.8**	**5.4**	**5.2**	**3.2**	**2.0**	**–4.0**		**22.8**	**66.8**
Shareholders' equity and liabilities											
Shareholders' equity [3]	3.0	3.5	2.4	2.1	1.6	0.6	0.6	1.6		–1.2	14.2
Minority interests	0.0	0.1	0.1		0.1		0.0	-0.1		0.0	0.2
Interest-bearing provisions and liabilities	0.9	1.2	1.2	0.3	0.3	1.5	0.1	-6.4	3.9	7.1	10.1
Non-interest-bearing provisions and liabilities	10.7	6.0	3.1	3.0	3.2	1.1	1.3	0.9		13.0	42.3
Total	**14.6**	**10.8**	**6.8**	**5.4**	**5.2**	**3.2**	**2.0**	**–4.0**	**3.9**	**18.9**	**66.8**

1 Including elimination of intra-Group receivables and liabilities.
2 Aside from hedge loans in GBP, EUR and USD, Skanska hedged shareholders' equity in foreign currencies via forward contracts equivalent to liabilities of SEK 6.0 billion (5.6) in USD, EUR, CLP and BRL (USD, GBP, CLP and BRL).
3 After elimination of shares in subsidiaries.

Other matters

For information in accumulated exchange rate differences in shareholders' equity on January 1 and December 31, which is reported directly in shareholders' equity, see Note 26, "Shareholders' equity."

Note 34 Cash flow statement

Aside from the cash flow statement prepared in compliance with the standard of the Swedish Financial Accounting Standards Council, Skanska is presenting a cash flow statement prepared on the basis of the operations carried out by the respective business streams. This cash flow statement is called the "consolidated operating cash flow statement." Marginal changes have occurred in the operating cash flow statement since last year. These changes are described in Note 2, "Effects of changes in accounting principles." The relation between the two cash flow statements are explained below.

Adjustments for items not included in cash flow

Group	2004	2003
Depreciation/amortization and writedowns and reversals of writedowns	1,954	2,080
Gains from divestments of fixed assets and current-asset properties	-2,422	-3,164
Gains from divestments of Group companies	-1,413	-14
Income after financial items from associated companies	-168	-102
Dividends from associated companies	68	125
Intra-Group profits	60	53
Other items that have not affected cash flow from operating activities	51	-68
Total	**-1,870**	**-1,090**

Parent Company	2004	2003
Depreciation/amortization	3	4
Gains from divestments of fixed assets	3	
Total	**6**	**4**

Taxes paid

Taxes paid are divided into operating activities, investing activities and financing activities.

Group

Total taxes paid for the Group during 2004 amounted to SEK -1,030 M (-68). The 2003 amount included refunded taxes in aircraft leasing companies, amounting to SEK 722 M. This refund was reported under investing activities.

Parent Company

Total taxes paid in the Parent Company during 2004 amounted to SEK -98 M (-22).

Information on interest and dividends

	Group		Parent Company	
	2004	2003	2004	2003
Interest income during the year	239	408	116	83
Interest payments during the year	-393	-1,043	-123	-120
Dividends received during the year	68	143	1,200	1,200

Liquid assets

Liquid assets in the cash flow statement consist of cash and bank balances as well as short-term investments. The definition of cash and bank balances in the balance sheet can be seen in Note 1, "Accounting and valuation principles." The same rule that has been used in determining liquid assets in the balance sheet has been used in determining liquid assets according to the cash flow statement. Only amounts that can be used without restrictions are reported as cash and bank balances.

Group	2004	2003
Cash and bank balances	5,815	6,819
Short-term investments	3,053	218
Total	**8,868**	**7,037**

Other matters

Information about acquisitions and divestments of subsidiaries in terms of purchase price, liquid assets acquired and sold as well as other assets and liabilities acquired or divested, respectively, can be found in Note 5, "Business combinations."

The Group's unutilized credit facilities amounted to SEK 5,610 M (5,227) at year-end.

Relation between consolidated operating cash flow statement and consolidated cash flow statement

The difference between the consolidated operative cash flow statement and the consolidated cash flow statement in compliance with RR 7, "Cash flow statement," is presented below.

The consolidated cash flow statement that was prepared in compliance with RR7 reports cash flow divided into:
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities

The consolidated operating cash flow statement reports cash flow divided into:
Cash flow from business operations
Cash flow from financing activities
Cash flow from strategic investments
Dividend etc.
Change in interest-bearing receivables and liabilities

The consolidated operating cash flow statement refers to operating activities as "business operations." Unlike the cahs flow statement in compliance with RR 7, "business operations" also includes net investments, which are regarded as an element of business operations together with tax payments on these. Such net investments are net investments in tangible and intangible fixed assets as well as net investments in BOT operations.

Investments of a strategic nature are reported under cash flow from strategic investments.

Under cash flow from financing activities, the operating cash flow statement reports only interest and other financial items as well as taxes paid on the same. Dividends are reported separately. Loans provided and repayment of loans are also reported separately together with changes in interest-bearing receivables at the bottom of the operating cash flow statement, resulting in a subtotal in the statement that shows cash flow before changes in interest-bearing receivables and liabilities.

	2004	2003
Cash flow from business operations according to operating cash flow statement	5,786	9,970
less net investments in tangible and intangible fixed assets	708	1 074
less tax payments on tangible and intangible fixed assets divested	25	18
Cash flow from operating activities	**6,519**	**11,062**
Cash flow from strategic investments according to operating cash flow statement	2,392	1,144
Net investment in tangible and intangible fixed assets	-708	-1,074
Increase and decrease in interest-bearing receivables	-453	-1,259
Taxes paid on tangible and intangible fixed assets divested	-25	-18
Cash flow from investing activities	**1,206**	**-1,207**
Cash flow from financing activities according to operating cash flow statement	-24	-295
Increase and decrease in interest-bearing liabilities	-4,492	-6,808
Dividend etc.	-1,288	-864
Cash flow from financing activities	**-5,804**	**-7,967**
Cash flow for the year	**1,921**	**1,888**

Note 34 continued

Relation between the Group's investments in the cash flow statement and investments in the operating cash flow statement

Total net investments are reported in the cash flow statement divided into operating activities and investing activities, taking into account the settlement of payments for investments and divestments. Purchases and divestments of current-asset properties are reported under operating activities, while other net investments are reported under investing activities.

	2004	2003
Net investments in operating activities	4,003	7,632
Net investments in investing activities	1,713	-670
	5,716	**6,962**
less adjustment for payment dates, cash flow effect of investments	53	-48
Total net investments	**5,769**	**6,914**

The consolidated operating cash flow statement reports net investments divided into net investments in business operations and strategic net investments as follows.

Group	2004	2003
Investments in business operations		
Acquisitions of intangible fixed assets	-38	-51
Acquisitions of tangible fixed assets	-1,131	-1,309
Acquisitions of assets in BOT operations	-188	-115
Acquisitions of shares	-6	15
Acquisitions of current-asset properties	-5,266	-5,372
	-6,629	**-6,832**
Divestments in business operations		
Divestments of intangible fixed assets	2	4
Divestments of tangible fixed assets	635	381
Divestments of assets in BOT operations	7	1
Divestments of shares	12	
Divestments of current-asset properties	9,321	12,956
	9,977	**13,342**
Net investments in business operations	**3,348**	**6,510**
Strategic investments		
Acquisitions of Group companies, Note 5	-135	-90
Acquisitions of shares	-1	-5
	-136	**-95**
Strategic divestments		
Divestments of business, Note 5	2,078	66
Divestments of shares	479	433
	2,557	**499**
Strategic investments, net	2,421	404
Total investments	**5,769**	**6,914**

Note 35 Personnel

Personnel figures are calculated as the average number of employees. See "Accounting and valuation principles," Note 1.

Personnel expenses Wages, salaries and other remuneration by geographic area and divided between Board members etc. and other employees	2004			2003		
	Board members, Presidents, Exec. VPs	Other employees	Total	Board members, Presidents, Exec. VPs	Other employees	Total
Continuing operations						
Parent Company						
Sweden	47	51	98	41	46	87
of which, bonuses	10			15		
Subsidiaries						
Sweden	60	3,833	3,893	49	3,819	3,868
of which, bonuses	29			17		
Norway	21	1,817	1,838	21	1,561	1,582
of which, bonuses	5			3		
Denmark	7	714	721	6	781	787
of which, bonuses	2			1		
Finland	19	1,031	1,050	15	1,045	1,060
of which, bonuses	5			3		
United Kingdom	51	1,515	1,566	49	1,670	1,719
of which, bonuses	28			8		
Poland	10	313	323	19	337	356
of which, bonuses	2			10		
Czech Republic	18	663	681	20	587	607
of which, bonuses	11			11		
United States	28	4,118	4,146	21	4,625	4,646
of which, bonuses	3			6		
Argentina	8	319	327	13	273	286
of which, bonuses	0					
Other countries		792	792	3	849	852
of which, bonuses						
Subtotal, continuing operations	**269**	**15,166**	**15,435**	**257**	**15,593**	**15,850**
of which, bonuses	**95**			**74**		
Discontinuing operations						
Sweden	3	133	136	10	730	740
of which, bonuses	0			1		
Other countries	3	94	97	16	1,050	1,066
of which, bonuses	0			1		
Subtotal, discontinuing operations	**6**	**227**	**233**	**26**	**1,780**	**1,806**
of which, bonuses	**0**			**2**		
Total	**275**	**15,393**	**15,668**	**283**	**17,373**	**17,656**
of which, bonuses	**95**			**76**		

The amount related to Board members, Presidents and Executive Vice Presidents included compensation to former Board members, Presidents and Executive Vice Presidents during the financial year.

Wages, salaries, other remuneration and social insurance contributions	Continuing operations		Discontinuing operations		Total	
Group	2004	2003	2004	2003	2004	2003
Wages, salaries and other remuneration	15,435	15,850	233	1,806	15,668	17,656
Social insurance contributions	4,294	4,458	79	449	4,373	4,907
of which, pension expenses	1,042	885	21	106	1,063	991

Of the Group's total pension expenses, SEK 52.3 M (41.8) were related to the category "Board members, Presidents and Executive Vice Presidents. In 2003, an additional SEK 1.7 M came from discontinuing operations. The amount included compensation to former Board members, Presidents and Executive Vice Presidents.

The expense for a provision to the employee profit-sharing foundation totaled SEK 40 M (44).

Parent Company	2004	2003
Wages, salaries and other remuneration	98	87
Social insurance contributions	74	10
of which, pension expenses	35	-19

The Parent Company's pension expenses were calculated in compliance with the Security of Income Act.

Pension expenses in 2004 and 2003 were affected by an upturn in the value of the assets held by Swedish pension funds.

Of the Parent Company's pension expenses, SEK 19.6 M (17.6) were related to the category "Board members, Presidents and Executive Vice Presidents." The amount included compensation to former Board members, Presidents and Executive Vice Presidents. The Company's outstanding pension commitments to these amounted to SEK 241.2 M (185.1).

Note 35 continued

Terms for the Board of Directors and Group management

A. Preparation and decision-making processes

The salary and other benefits of the President and CEO are fixed by the Board of Skanska AB, based on recommendations from the Board's Compensation Committee. The Committee sets limits on the salaries, bonuses and other benefits of Executive Vice Presidents, heads of Group staff units and heads of business units.

During 2004, from the statutory Board meeting in May and onward, the Compensation Committee consisted of Sverker Martin-Löf, Chairman of the Board, and Arne Mårtensson, Board member. The Compensation Committee met five times during the year.

The Annual Shareholders' Meeting approves the total amount of directors' fees for members of the Board, based on a recommendation from the nomination committee, to be apportioned among the Board members as determined by the Board.

B. Principles for remuneration to the Senior Executive Team

The Senior Executive Team includes the President and Executive Vice Presidents of Skanska AB plus the Senior Vice President Human Resources. The Team consisted of six persons during 2004.

Salaries and other remuneration are adopted with reference to prevailing conditions in the rest of the construction industry and customary practices in each local market. Skanska applies a remuneration model that consists of a fixed annual salary plus a flexible salary element which is based on financial targets achieved. The flexible salary element amounts to a maximum of between 20 and 100 percent of the fixed annual salary.

C. Benefits to the Board and Senior Executive Team

Remuneration and other benefits, 2004

SEK thousand	Director's fee/basic salary	Flexible remuneration including temporary incentive [1] program	Other benefits	Pension expense	Total
Chairman of the Board Sverker Martin-Löf	1,200				1,200
President Stuart Graham	7,300	717	1,978	7,357	17,352
Other members of the Senior Executive Team	15,230	9,004	500	11,530	36,264
Total	**23,730**	**9,721**	**2,478**	**18,887**	**54,816**

1 A flexible salary element including the temporary incentive program related to the 2004 financial year will be finally fixed in April 2005. The amounted stated in the table are thus preliminary.

A flexible salary element of SEK 12,807,000 for the 2003 financial year, of which SEK 706,000 refers to the President, was disbursed during 2004.

C1. Directors' fees

The 2004 Annual Shareholders' Meeting decided that fees would be paid to those members of the Board of Directors who are not employed by the Company, totaling SEK 3,500,000 plus a special appropriation of SEK 500,000 for committee work, to be allocated within the Board according to its decision. The Board has decided that the members elected by the Annual Meeting shall receive SEK 350,000 each and the Chairman of the Board SEK 1,050,000. The special appropriation for committee work was paid as follows: SEK 150,000 to the Chairman of the Board, and to each other committee member elected by the Annual Meeting SEK 100,000 for serving as a member of the Project Review Committee and SEK 50,000 for serving as a member of other committees.

C2. Chairman of the Board

During 2004 the Chairman of the Board, Sverker Martin-Löf, received a director's fee of SEK 1,050,000 and SEK 150,000 related to committee work, totaling SEK 1,200,000. The Board approved this amount as part of the total amount of directors' fees adopted by the Annual Shareholders' Meeting.

C3. Members of the Board

Other members of the Board did not receive any remuneration beyond their regular directors' fees.

C4. Stuart Graham, President and CEO

During 2004, Stuart Graham received a salary, fees and other remuneration from Group companies in the amount of SEK 7,300,000. The flexible salary element may amount to a maximum of 50 percent of his annual salary. In addition, Mr. Graham is included in the Group's 2004 temporary incentive program. The flexible salary element plus the outcome of the temporary incentive program for the 2004 financial year will be finally fixed in April 2005.

Mr. Graham is entitled to a free residence in Sweden. During 2004, the Company compensated him for his residence in the amount of SEK 1,314,000. Mr. Graham resides in Stockholm.

Mr. Graham may receive a pension from age 61 at the earliest. A full pension equivalent to about 50 percent of fixed annual salary will be paid from age 65, including his share of Skanska USA's general pension plan. This is a defined-benefit pension, and the cost during the year amounted to SEK 7,357,000. The pension entitlement is earned on a straight-line basis during his employment period and will be disbursed during the remainder of his life. The pension is conditional upon future employment.

Mr. Graham is covered by Skanska USA's general pension plan, where after 15 years' employment he will receive a lump sum with a present value (2004) of about SEK 6,650,000.

In 2000, Mr. Graham was allotted 120,000 employee stock options (see point D below) and in 2001 an additional 80,000 employee stock options (see point D below).

In case of termination by the Company, or in case of termination of his own volition due to material breach of contract by the Company, Mr. Graham is entitled to his salary and other employment benefits during a six month notice period, then 30 months of severance payments equivalent to his fixed salary on the date of termination.

D. Other members of the Senior Executive Team

During 2004, the other members of the Senior Executive Team totaled five persons. Members of the Senior Executive Team received a fixed salary and a flexible salary element based on the Group's earnings. In addition, senior executives of Skanska were covered by the Group's temporary incentive program, see table above. The Senior Executive Team has been allotted employee stock options under the 2000–2005 and 2001–2006 programs. The flexible salary element plus the outcome of the temporary incentive program for the 2004 financial year will be finally fixed in April 2005.

Holdings of financial instruments

	Employee stock options		
	2000/2005 Number	2001/2006 Number	Total
President Stuart Graham	120,000	80,000	200,000
Other members of the Senior Executive Team	300,000	260,000	560,000
Total	**420,000**	**340,000**	**760,000**

D1. Pension benefits

Members of the Senior Executive Team are normally entitled to pension benefits according to defined-benefit pension systems. Defined-contribution pension packages have been agreed in a few cases and, in terms of cost, are mainly equivalent to the ITP occupational pension plan. The retirement age for members of the Senior Executive Team is 60–65 years. The ITP plan is a defined-benefit plan and guarantees a lifetime pension from age 65. The pension amount is a certain percentage of final salary and the service period to qualify for a full pension is 30 years. The pension entitlement is 10 percent for portions of salary up to SEK 317,250 per year, 65 percent for portions of salary between SEK 317,250 and SEK 846,000 and 32.5 percent for portions of salary up to SEK 1,269,000.

In addition, this group is covered by a supplementary pension entitlement for portions of salary exceeding 30 base amounts (as defined by Swedish social insurance rules). This is a defined-contribution pension entitlement and the premium is 20 percent of pensionable salary exceeding 30 base amounts.

D2. Notice periods etc.

In case of termination by the Company, notice periods range from six months to twelve months. Salary and other remuneration are disbursed without reduction during the notice period. After the notice period, severance pay is disbursed for 12–18 months. When payments are disbursed after the notice period, other income must be subtracted from the amount payable.

Note 35 continued

E. Temporary incentive program

In 2000, Skanska introduced an annual rolling long-term incentive program. The Senior Executive Team and about 230 other executives belonged to the program. The incentive program was based on two different criteria. The change in the market price of a Skanska Series B share including dividend was to be compared to an index. One third of this index consisted of the Findata Total Return Index and two thirds consisted of the Dow Jones Heavy Construction Total Return Index. One third of the incentive was disbursed each year during the three year period after it was earned, provided that the employee remained in service. The rolling program for 2001 yielded no outcome and the same was true of the 2002 program. This rolling one year incentive program ended with the year 2002.

While awaiting a new long-term incentive program, in 2003 a temporary incentive program was introduced for a number of executives including the President. When there is an outcome, the program may provide an outcome equivalent to a maximum of 10 percent of the participant's annual salary. Any outcome is conditional upon achieving certain financial earnings targets. An equivalent one-year temporary incentive program also applied to 2004. The estimated maximum annual cost to the Group amounts to about SEK 40 M.

F1. Employee stock options, 2000–2005

In 2000, the Board of Skanska AB decided to allot a total of 1,596,000 "synthetic options" to 13 individuals in the Group Management of Skanska. Stuart Graham, now President and CEO, received 120,000 options. At present, 1,116,000 options remain in this program, divided among nine individuals.

The exercise price amounts to SEK 94.40, equivalent to 125 percent of the average closing price paid for a Skanska Series B share during the period February 28, 2000–March 3, 2000. The options may be exercised during the period March 3, 2003–March 31, 2005.

F2. Employee stock options, 2001–2006

In 2001, the Board of Skanska AB decided to allot a total of 2,040,000 options to 21 individuals in Skanska's Group Management. In February 2002, the Board of Skanska AB approved an additional allotment of options. After the above decisions, and after adjustments due to employee attrition, the 2001–2006 employee stock option program covers 27 individuals, and the number of options totals 2,104,000.

Stuart Graham, now CEO, received 80,000 options.

The exercise price amounts to SEK 128, equivalent to 125 percent of the average closing price paid for a Skanska Series B share during the period June 14–20, 2001. The options may be exercised during the period March 3, 2004 – March 31, 2006.

F3. Terms of employee stock options

For the above-mentioned employee stock option programs, the following are among the conditions that apply. The option programs encompass synthetic options and settlement will take place in cash. The options were provided free of charge and may only be exercised on the condition that the holder is still employed by Skanska on the exercise date or has retired with a pension. The holder may not transfer the right to exercise the options. Skanska has hedged the obligations that the Company may incur as a consequence of a market price upturn. Since the market price of a Skanska share on December 31, 2004 stood substantially below the exercise price, no provision was reported in the balance sheet, and no personnel expense in the income statement either.

The principles for reporting of employee stock options in the financial statements can be found under "Accounting and valuation principles."

G. Local incentive programs

Salaries and other remuneration are adopted with reference to prevailing conditions in the rest of the construction industry and customary practices in each local market. The Skanska Group applies a remuneration model for the affected executives and managers that consists of a fixed annual salary plus a flexible salary element which is based on financial targets achieved.

Average number of employees

	2004	Of whom men	Of whom women	2003	Of whom men	Of whom women
Continuing operations						
Parent Company						
Sweden	59	35	24	56	30	26
Subsidiaries						
Sweden	11,119	10,200	919	12,010	10,948	1,062
Norway	4,310	3,970	340	4,595	4,224	371
Denmark	1,445	1,310	135	1,627	1,492	135
Finland	3,460	3,127	333	3,582	3,205	377
United Kingdom	3,452	3,000	452	3,866	3,417	449
Poland	3,809	3,148	661	4,060	3,296	764
Czech Republic	6,686	5,633	1,053	6,444	5,446	998
United States	9,226	8,158	1,068	10,332	9,182	1,150
Argentina	3,060	3,000	60	2,758	2,705	53
Other countries	6,448	5,928	520	7,135	6,473	662
Subtotal, continuing operations	**53,074**	**47,509**	**5,565**	**56,465**	**50,418**	**6,047**
Discontinuing operations						
Sweden	475	418	57	2,170	1,494	676
Other countries	254	196	58	11,034	10,830	204
Subtotal, discontinuing operations	**729**	**614**	**115**	**13,204**	**12,324**	**880**
Total	**53,803**	**48,123**	**5,680**	**69,669**	**62,742**	**6,927**

Men and women on Boards of Directors and among senior executives at balance sheet date

Group	2004	Of whom men, %	Of whom women, %	2003	Of whom men, %	Of whom women, %
Number of Board members	283	95%	5%	328	95%	5%
Number of Presidents and other senior executives	253	94%	6%	206	94%	6%

Parent Company	2004	Of whom men, %	Of whom women, %	2003	Of whom men, %	Of whom women, %
Number of Board members	15	80%	20%	15	80%	20%
President and other senior executives	6	100%	0%	6	100%	0%

Note 35 continued

Absence from work due to illness

Figures on absence from work due to illness (sick leave) apply only to operations in Sweden.

	Swedish operations		Parent Company[1]	
	2004	July 1, 2003–Dec. 31, 2003	2004	July 1, 2003–Dec. 31, 2003
Total absence from work due to illness as a percentage of regular working time	4.9%	5.1%	2.4%	4.4%
Percentage of total absence from work due to illness for a period of 60 days or more	62.4%	62.5%	83%	76.0%
Absence from work due to illness as a percentage of each category's regular working time:				
Men	5.0%	5.3%	0.1%	0.0%
Women	3.4%	3.5%	5.3%	9.8%
Absence due to illness by age category				
Age 29 or younger	3.6%	4.0%	19.6%	2.6%
Age 30–49	3.6%	3.7%	3.4%	7.1%
Age 50 or older	7.0%	7.3%	0.2%	0.0%

1 In the Parent Company, the number of employees totaled 59 (56).

Note 36 Fees and other remuneration to auditors

Group	2004	2003
KPMG		
Auditing assignments	39	43
Other assignments	24	23
Other auditors		
Auditing assignments	1	1
Other assignments		
Total	**64**	**67**

"Auditing assignments" refer to examination of the annual accounts as well as the administration by the Board of Directors and the President, as well as other tasks that are incumbent upon the Company's auditors to perform. Everything else is "Other assignments." "Other assignments" mainly consist of consultations related to tax and accounting matters as well as due diligence assignments.

Note 37 Related party disclosures

Through its ownership and percentage of voting power, AB Industrivärden has a significant influence, as defined in compliance with RR 23, "Related party disclosures." All transactions have occurred on market terms.

Associated companies and joint ventures are companies related to Skanska. Information on transactions with these is presented in the following tables.

Information on personnel expenses are found in Note 35, "Personnel."

Group	2004	2003
Sales to associated companies and joint ventures	3,491	2,530
Purchases from associated companies and joint ventures	-78	-38
Interest income from associated companies and joint ventures	28	23
Interest expenses to associated companies and joint ventures	0	0
Dividends from associated companies and joint ventures	68	125
Long-term receivables from associated companies and joint ventures	198	224
Current receivables from associated companies and joint ventures	346	532
Interest-bearing liabilities to associated companies and joint ventures	17	0
Operating liabilities to associated companies and joint ventures	14	20
Contingent liabilities on behalf of associated companies and joint ventures	889	1,164

Parent Company	2004	2003
Sales to Group companies	55	127
Purchases from Group companies	-59	-110
Interest income from Group companies	116	78
Interest expenses to Group companies	-123	-107
Dividends from Group companies	1,200	1,200
Long-term receivables from Group companies	4,163	2,834
Current receivables from Group companies	15	17
Long-term liabilities to Group companies	5,705	3,533
Current-liabilities to Group companies	6	3
Contingent liabilities on behalf of Group companies	80,031	100,750

Note 38 Leases

Skanska is a lessee in both finance and operating leases.

When Skanska is a lessee, finance leasing assets are reported with a book value as fixed assets in the balance sheet, while the future commitment to the lessor is reported as a liability in the balance sheet.

As a financial lessor, Skanska reports the present value of its claim on the lessee as a financial receivable. As an operating lessor, Skanska leases properties to tenants via its Commercial Project Development operations.

A. Skanska as a lessee

Finance leases

Leased tangible fixed assets, buildings and land as well as machinery and equipment are reported in the consolidated financial statements as finance leases.

Of the amount in the balance sheet for finance leases, most refers to a property in Norway used for Skanska's business and an office building in the Czech Republic.

Finance leases, book value	2004	2003
Tangible fixed assets		
Buildings and land	45	46
Machinery and equipment	37	5
Total	**82**	**51**
Acquisition value	120	69
Depreciation for the year	-5	-4
Accumulated depreciation, January 1	-33	-14
Book value	**82**	**51**

Variable fees for finance leases included in 2004 income amounted to SEK -13 M (-2). No property leased by Skanska has been subleased to others.

Future minimum lease payments and their present value can be seen in the following table.

Expenses, due dates	Future minimum lease payments 2004	2003	Present value of future minimum lease payments 2004	2003
Within one year	-28	-11	-23	-9
Later than one year but within five years	-55	-41	-38	-32
Later than five years	-60	-19	-46	-11
	-143	**-71**	**-107**	**-52**

Reconciliation, future minimum lease payments and their present value	2004	2003
Future minimum lease payments	-143	-71
Less interest charges	36	19
Present value of future minimum lease payments	**-107**	**-52**

Operating leases

Most of the amounts for future minimum lease payments are related to office space for operations in the United Kingdom and site leasehold fees in Sweden.

The Group's leasing expenses related to operating leases in 2004 amounted to SEK -244 M (-168), of which SEK -244 M (-168) was related to minimum lease payments and SEK 0 M (0) Mkr was related to variable payments.

Note 38 continued

The due dates of future minimum lease payments for noncancellable operating leases were distributed as follows:

Expenses, due dates	2004	2003
Within one year	–182	–136
Later than one year but within five years	–579	–437
Later than five years	–686	–723
Total	**–1,447**	**–1,296**

Of this amount, SEK 0 M (0) was related to properties that were subleased.

B. Skanska as a lessor

Finance leases

Skanska owns a property in Sweden that is leased to a customer under a finance lease. The present value of the claim related to future minimum lease payments is reported in the balance sheet as a financial fixed asset. At the balance sheet date, it amounted to

	2004	2003
Gross investment in finance leases	18	22
– Unearned financial revenues	–3	–4
Net investment in finance leases	**15**	**18**
– Non-guaranteed residual value belonging to the lessor	–1	–2
Present value of claim related to future lease payments	**14**	**16**

The due dates of the gross investment and present value of future minimum lease payments were distributed as follows:

	Gross investment in financial leases		Present value of claim related to future minimum lease payments	
Revenues, due dates	2004	2003	2004	2003
Within one year	3	3	2	3
Later than one year but within five years	10	10	8	8
Later than five years	5	9	4	5
	18	**22**	**14**	**16**

Reserves for doubtful receivables related to minimum lease payments amounted to SEK 0 M (0). The variable portion of lease payments included in 2004 income amounted to SEK 0 M (0).

Operating leases

Commercial Project Development carries out Skanska's operating lease business in Sweden. These properties are reported as current assets in the balance sheet. For a description of the Commercial Project Development business stream, see Note 3, "Segment reporting."

In 2004, the Group's variable leasing income related to operating leases amounted to SEK 0 M (4). The 2004 amount consisted of sales-based rent for commercial space.

The due dates of future minimum lease payments for non-cancellable operating leases were distributed as follows:

Revenues, due dates	2004	2003
Within one year	769	873
Later than one year but within five years	1,724	2,117
Later than five years	557	655
Total	**3,050**	**3,645**

The book value of current-asset properties in Commercial Project Development totaled SEK 7,256 M (9,249).

Note 39 Events after the balance sheet date

During January 2005, Skanska sold three fully developed properties in the Copenhagen area for a total of about SEK 870 M, with a capital gain of about SEK 225 M.

Shareholders' equity in Group companies outside Sweden is not normally hedged against foreign exchange risk, since these companiesy are normally regarded as investments of a long-term nature. Among the exceptions that have occurred is shareholders' equity in U.S. operations. Early in 2005, decisions were made to end this currency hedging. These decisions were implemented during February 2005 and did not give rise to any effect on earnings.

The financial reports were signed on February 15, 2005 and will be submitted to the Annual Shareholders' Meeting of Skanska AB on April 7, 2005 for adoption.

Note 40 Discontinuing operations

As a consequence of its strategic plan, The Group divested a number of units during 2004. These businesses are reported as "Discontinuing operations." In addition to these units, a part of Swedish operations is labeled as discontinuing operations because a detailed plan for this discontinuation has been approved and publicly announced. The units reported as discontinuing operations have in common that they comprise a separate line of business or a delimited geographic unit.

Discontinuing operations – both those already discontinued and those being discontinued – are reported separately in the income statement. Figures about the size of assets and liabilities as well as cash flow and other important information about discontinuing operations can be seen below.

Figures for the previous year have been adjusted to achieve comparability for continuing operations and discontinuing operations.

Discontinuing operations

The mining contracting business of Skanska Cementation was divested effective from July 1. The company was divested with a capital loss of SEK –5 M. The divestment resulted in a larger overall loss which was already reported among expenses in the 2003 financial statements by means of a goodwill writedown of SEK -87 M.

Whessoe was sold during the second quarter in the form of a divestment of assets and liabilities.

Skanska Services was divested during the third quarter and deconsolidated effective from July 1. The company was divested with a capital gain of SEK 1,165 M.

During the fourth quarter, Skanska divested its 80 percent holding in Skanska Cementation India, a company with a stock exchange listing in India. The divestment resulted in a loss of SEK –45 M. In addition, Skanska carried out a goodwill writedown of SEK -101 M earlier, during the third quarter.

Myresjohus was divested during the fourth quarter and deconsolidated effective from October 1. The company was sold with a capital gain of SEK 298 M.

Also reported among discontinuing operations is Skanska's 50 percent holding in Gammon Skanska, which was divested on July 1. The divestment resulted in a loss of SEK -35 M, which was reported as part of income from associated companies.

In 2003, Skanska also divested a number of Group companies, of which the residential project development company Spectrum Skanska in the United States was the largest. Spectrum Skanska was part of the Group during the first quarter of 2003 and is thus reported among "Discontinuing operations" in the table below. The company was sold with a capital gain of SEK 14 M, which arose in its entirety from exchange rate differences previously reported directly in shareholders' equity.

Ongoing discontinuation efforts

Late in 2003, Skanska announced that a number of specialized companies would be divested. "Specialized companies" refers to units that supply specialized services or products and that thereby add synergies to construction operations. After evaluating the synergies of each specialized company with Skanska's core business, divestment decisions were made.

Of these, Myresjöhus was divested during 2004, while Skanska plans to divest several others during the first half of 2005. The other units are Skanska Modul, Skanska Prefab Mark and Glasbyggarna in Swedish operations and Honkavararan Maastorakennus in Russian operations.

Note 40 continued

Discontinuing operations

2004	Specialized companies being discontinued	Whessoe	Cemen-tation	Gammon[2]	India	Services	Myresjöhus	Central and eliminations	Total
Net sales	1,041	488	1,041		735	1,099	950	–348	5,006
									0
Operating income	–57	–609	15	–28	–164	1,249	363	–1	768
of which, divestment of business			–5	–35	–45	1,165	298		1,378
Financial items	–16	2	–2		–5	1	–2	2	–20
Income after financial items	**–73**	**–607**	**13**	**–28**	**–169**	**1,250**	**361**	**1**	**748**
Taxes	5	0	–11	–1	6	–29	–17	0	–47
of which, taxes on divestment			0	0	0	0	0		0
Minority interests			–3		2				–1
Net profit for the year	**–68**	**–607**	**–1**	**–29**	**–161**	**1,221**	**344**	**1**	**700**
Assets	900	257	11						1,168
Liabilities	667	781	22						1,470
Shareholders' equity	233	–524	–11						–302
	900	**257**	**11**						**1,168**
Cash flow from operating activities	129	–562	183		112	103	101		66
Cash flow from investing activities[1]	–7	6	88	457	57	1,270	477		2,348
Cash flow from financing activities	–126	386	–137		–108	–34	–58		–77
Cash flow	**–4**	**–170**	**134**	**457**	**61**	**1,339**	**520**	**0**	**2,337**
1 of which, purchase price less "divested" cash position which are not reported as assets above.			130	457	61	1,352	523		2,523

2 Gammon is reported according to the equity method of accounting.

2003	Specialized companies being discontinued	Whessoe	Cemen-tation	Gammon	India	Services	Myresjöhus	Other, central and eliminations	Total
Net sales	1,100	371	1,791		986	2,039	1,043	–301	7,029
									0
Operating income	28	–8	–75	34	7	117	47	20	170
of which, divestment of business								14	14
Financial items	–19	0	–18		–11	4	–7	1	–50
Income after financial items	**9**	**–8**	**–93**	**34**	**–4**	**121**	**40**	**21**	**120**
Taxes	–13	–4	–10	–11	–6	–15	–9	–1	–69
of which, taxes on divestment								0	0
Minority interests			–4		–2				–6
Net profit for the year	**–4**	**–12**	**–107**	**23**	**–12**	**106**	**31**	**20**	**45**
Assets	1,025	293	440	507	727	781	480	256	4,509
Shareholders' equity	287	21	–16	507	95	98	132	78	1,202
Minority interests			21		29				50
Liabilities	738	272	435		603	683	348	178	3,257
	1,025	**293**	**440**	**507**	**727**	**781**	**480**	**256**	**4,509**
Cash flow from operating activities	158	126	–184	112	–169	223	94	1	361
Cash flow from investing activities	–76	0	–86		–14	–146	14	–76	–384
Cash flow from financing activities	–67	18	144		183	–65	–108	68	173
Cash flow	**15**	**144**	**–126**	**112**	**0**	**12**	**0**	**–7**	**150**

Note 41 Consolidated quarterly results

SEK M	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Order bookings	**29,713**	**27,265**	**33,549**	**31,376**	**21,689**	**34,995**	**31,870**	**32,574**
Income								
Net sales	30,616	32,390	32,225	26,033	35,605	33,371	34,350	29,553
Operating expenses	-29,309	-29,496	-29,064	-23,798	-31,984	-30,754	-30,485	-26,764
Gross income	**1,307**	**2,894**	**3,161**	**2,235**	**3,621**	**2,617**	**3,865**	**2,789**
Selling and administrative expenses [1]	-1,559	-1,564	-1,939	-1,698	-2,113	-1,660	-2,137	-1,958
Income from Group companies	325	1,088	0	0	0	0	14	0
Income from associated companies and joint ventures	119	-34	23	25	24	28	17	10
Operating income before goodwill amortization and writedowns	**192**	**2,384**	**1,245**	**562**	**1,532**	**985**	**1,759**	**841**
Goodwill amortization and writedowns	-91	-218	-115	-106	-255	-97	-113	-120
Operating income before goodwill	**101**	**2,166**	**1,130**	**456**	**1,277**	**888**	**1,646**	**721**
Interest income	91	101	21	72	107	45	87	53
Interest expenses	-95	-75	-57	-105	-156	-159	-182	-188
Other financial items	46	-27	-1	-5	-39	-29	46	-45
	42	**-1**	**-37**	**-38**	**-88**	**-143**	**-49**	**-180**
Income after financial items	**143**	**2,165**	**1,093**	**418**	**1,189**	**745**	**1,597**	**541**
Taxes	-55	-559	-394	-150	-435	-223	-473	-172
Minority interests	-2	-3	-9	1	6	-3	-6	-5
Net profit for the period	**86**	**1,603**	**690**	**269**	**760**	**519**	**1,118**	**364**
Order backlog	113,740	120,695	129,718	126,742	116,401	129,326	132,712	137,860
Capital employed	21,105	23,538	22,809	23,635	24,460	24,991	28,107	31,582
Interest-bearing net debt	7,499	4,138	-117	-132	150	-4,112	-5,251	-9,677
Debt/equity ratio	-0.5	-0.3	0.0	0.0	0.0	0.3	0.4	0.7
Return on capital employed, %	17.9	22.4	16.2	17.4	17.1	8.8	8.3	5.4
Cash flow								
Cash flow from operating activities	2,045	2,423	1,340	-21	4,873	1,048	3,118	931
Cash flow from financing activities	-980	-2,404	-750	-836	-1,498	-1,117	-3,315	-2,432
Cash flow from operations	**1,065**	**19**	**590**	**-857**	**3,375**	**-69**	**-197**	**-1,501**
Cash flow from strategic investments	684	1,882	-117	-57	-102	29	1,233	-16
Dividend etc.	-1	0	-1,266	-21	-57	52	-851	-8
Cash flow for the period	**1,748**	**1,901**	**-793**	**-935**	**3,216**	**12**	**185**	**-1,525**

1 Excluding goodwill amortization and writedowns

Business streams

	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Order bookings								
Construction	29,238	26,549	31,402	28,819	19,878	33,581	29,809	30,525
Commercial Project Development	–	–	–	–	–	–	–	–
Residential Project Development	–	–	–	–	–	–	–	–
BOT	–	–	–	–	–	–	–	–
Central and eliminations	163	157	153	133	237	287	94	215
Discontinuing operations	312	559	1994	2424	1574	1127	1967	1834
Total	**29,713**	**27,265**	**33,549**	**31,376**	**21,689**	**34,995**	**31,870**	**32,574**
Net sales								
Construction	29,082	28,440	27,459	22,996	30,142	29,869	29,067	25,339
Commercial Project Development	799	2,239	1,922	624	2,758	885	2,785	2,433
Residential Project Development	1,721	1,326	1,472	1,295	1,764	1,305	1,406	1,364
BOT	10	9	10	5	15	19	48	5
Central and eliminations	-1,335	-409	-734	-673	-1,066	-250	-737	-1,301
Discontinuing operations	339	785	2,096	1,786	1,992	1,543	1,781	1,713
Total	**30 616**	**32 390**	**32 225**	**26 033**	**35 605**	**33 371**	**34 350**	**29 553**
Operating income								
Construction	12	631	376	192	543	536	374	98
Commercial Project Development	123	658	684	172	750	302	1,319	690
Residential Project Development	170	126	112	116	124	70	-7	72
BOT	36	5	-7	-3	12	9	17	-11
Other								
Central	-88	-86	-105	-85	-91	-109	-112	-158
Discontinued operations	-179	823	85	39	-59	101	62	65
Eliminations	26	9	-15	26	0	-22	-8	-35
Total	**100**	**2,166**	**1,130**	**457**	**1,279**	**887**	**1,645**	**721**

Note 42 Five-year Group financial summary [1 2]

SEK M	2004	2003	2002	2001	2000
Income statements					
Net sales	121,263	132,879	142,033	165,063	111,230
Gross income	9,596	12,892	11,581	11,419	11,772
Selling and administrative expenses	-7,289	-8,453	-10,315	-9,244	-6,894
Income from Group companies	1,413	14	–	–	337
Income from associated companies and joint ventures	133	79	-285	136	1,975
Operating income	**3,853**	**4,532**	**981**	**2,311**	**7,190**
Financial income and expenses	-34	-460	-908	-1,195	1,341
Income after financial items	**3,819**	**4,072**	**73**	**1,116**	**8,531**
Taxes	-1,158	-1,303	-856	-1,094	-2,935
Minority share of income	-13	-8	-54	0	-46
Net profit for the year	**2,648**	**2,761**	**-837**	**22**	**5,550**
Balance sheets					
Intangible fixed assets					
Goodwill	3,565	4,259	5,360	7,049	6,860
Other intangible assets	464	459	481	765	199
	4,029	**4,718**	**5,841**	**7,814**	**7,059**
Tangible fixed assets	5,537	6,730	7,808	8,512	7,754
Financial fixed assets					
Shares and participations	936	1,450	2,018	2,680	2,596
Interest-bearing receivables	1,063	1,956	858	878	895
Deferred tax assets	1,526	1,539	1,621	1,412	852
	3,525	**4,945**	**4,497**	**4,970**	**4,343**
Total fixed assets	**13,091**	**16,393**	**18,146**	**21,296**	**19,156**
Current-asset properties					
Commercial Project Development	7,256	9,249	12,610	11,991	
Other commercial properties	1,272	1,051	2,120	2,030	
Residential Project Development	3,268	3,394	4,814	4,769	
	11,796	**13,694**	**19,544**	**18,790**	**17,327**
Inventories	732	828	865	1,001	993
Current receivables					
Interest-bearing receivables	2,490	1,248	1,128	1,068	2,455
Tax receivables	269	415	310	474	310
Non-interest-bearing receivables	25,263	27,123	30,992	39,739	35,490
	28,022	**28,786**	**32,430**	**41,281**	**38,255**
Short-term investments	3,053	218	303	582	752
Cash and bank balances	5,815	6,819	5,460	8,048	5,422
Total current assets	**49,418**	**50,345**	**58,602**	**69,702**	**62,749**
TOTAL ASSETS	**62,509**	**66,738**	**76,748**	**90,998**	**81,905**
of which, interest-bearing	12,421	10,241	7,749	10,576	9,524
Shareholders' equity and liabilities					
Shareholders' equity	16,066	14,169	14,217	17,871	18,937
Minority interests	117	200	298	517	579
Provisions					
Pensions	831	2,058	984	437	123
Provisions for deferred taxes	2,698	3,104	2,317	2,221	3,068
Other provisions	2,815	3,230	3,078	2,687	2,725
	6,344	**8,392**	**6,379**	**5,345**	**5,916**
Long-term liabilities	3,094	7,182	13,845	17,729	12,984
Current liabilities					
Interest-bearing liabilities	958	809	2,607		
Tax liabilities	998	571	447	1,445	1,747
Non-interest-bearing liabilities	34,932	35,415	38,955	48,091	41,742
	36,888	**36,795**	**42,009**	**49,536**	**43,489**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**62,509**	**66,738**	**76,748**	**90,998**	**81,905**
of which, interest-bearing	4,922	10,091	17,125	17,952	13,797

Note 1 and 2, see page 94.

Note 42 continued

SEK M	2004	2003	2002	2001	2000
Cash flow					
Cash flow from operating activities	6,519	11,062	3,729	4,505	3,010
Cash flow from investing activities	1,206	-1,207	-3,011	-2,238	-2,530
Cash flow from financing activities	-5,804	-7,967	-2,790	-372	-201
Cash flow for the year	**1,921**	**1,888**	**-2,072**	**1,895**	**279**
Financial ratios etc. [3]					
Order bookings	121,903	121,128	134,625	147,796	126,130
Order backlog	113,740	116,401	135,165	153,823	156,257
Average number of employees	53,803	69,669	72,698	74,925	58,700
Dividend per share, SEK [4]	4.00	3.00	2.00	3.00	3.38
Earnings per share, SEK [3]	6.33	6.60	-2.00	0.05	12.50
Capital employed	21,105	24,460	31,640	36,340	33,313
Interest-bearing net receivables (+) /net liabilities (-)	7,499	150	-9,376	-7,376	-4,273
Shareholders' equity per share, SEK [3]	38.39	33.90	34.00	42.73	44.40
Equity/assets ratio, %	25.9	21.5	18.9	20.2	23.4
Debt/equity ratio	-0.5	0.0	0.6	0.4	0.2
Interest cover	120.3	16.8	5.7	5.6	17.1
Return on shareholders' equity, %	17.5	19.5	-5.2	0.1	30.6
Return on capital employed, %	17.9	17.1	4.2	7.5	32.4
Total number of shares	418,553,072	418,553,072	418,553,072	418,553,072	426,145,072
Average number of shares	418,553,072	418,553,072	418,553,072	419,981,149	444,629,424

1 The introduction of RR 22, "Presentation of financial statements," has resulted in changes in the preparation of the income statement and balance sheet. The item known as "Items affecting comparability" has been distributed among various income statement items as shown in the following table.

"Items affecting comparability," according to the respective financial statements, is distributed	0	0	-1,645	-230	2,413
as follows:					
Construction, manufacturing and property management expenses			-150	270	429
Writedown of acquisition goodwill			-1,495	-500	
Income from Group companies					337
Income from joint ventures and associated companies					1,647

No allocation of interest-bearing liabilities between long-term and current has been made for the years 1999–2001. The amounts are reported in their entirety as long-term. No reclassification of cash and bank balances to financial fixed assets and current receivables when liquid assets consist of funds that cannot be used without restrictions has been made for the years 1999–2001. By way of information, cash and bank balances that cannot be used without restrictions in 2003 totaled SEK 900 M (807).

2 For the years 1999 and 2000, no allocation of current-asset properties has been made between Commercial Project Development, other commercial properties and Residential Project Development.

3 For definitions, see Note 43.

4 Proposed by the Board of Directors: Dividend of SEK 4.00 per share.

Note 43 Definitions

Interest-bearing net debt	Interest-bearing liabilities including pension liabilities minus liquid assets and interest-bearing receivables.
Earnings per share	Net profit for the year divided by the average number of shares.
Equity per share	Visible shareholders' equity divided by the number of shares.
Return on shareholders' equity	Net profit for the year as a percentage of average visible shareholders' equity.
Consolidated capital employed	Total assets minus non-interest-bearing provisions and liabilities
Capital employed in business streams, markets and business units/reporting units	Total assets less tax claims and deposits in Skanska's treasury unit minus non-interest-bearing provisions and liabilities less provisions for taxes and tax liabilities.
Average capital employed	Calculated on the basis of five measuring points: half of capital employed on January 1 plus capital employed at the end of the first, second and third quarters plus half of capital employed at year-end, divided by four.
Consolidated return on capital employed	Operating income and financial revenues, as a percentage of average capital employed.
Return on capital employed in business streams, markets and business units/reporting units	Operating income and financial revenues less interest revenues from Skanska's treasury unit and other financial expenses as a percentage of average capital employed.
Operating cash flow	Cash flow from operations before taxes and before financing activities (see also note 34).
Net working capital	Net non-interest-bearing receivables and liabilities including taxes.
Consolidated operating cash flow	In the consolidated operating cash flow statement, which includes taxes paid, investment are reported both in cash flow from business operations and in cash flow from strategic investments (see also note 34).
Equity/assets ratio	Visible shareholders' equity including minority interests as a percentage of total assets.
Debt/equity ratio	Interest-bearing net debt divided by visible shareholders' equity including minority interests.
Interest cover	Operating income and financial revenues plus depreciation/amortization, divided by net interest items.
Operating net on properties	Rental revenues and interest subsidies minus operating, maintenance and administrative expenses as well as real estate tax. Site leasehold rent is included in operating expenses.
Yield on properties	Operating net as above divided by year-end book value.
Number of shares outstanding	Average number of shares in 2004: 418,553,072. In 2003: 418,553,072. In 2002: 418,553,072. In 2001: 419,981,149, In 2000: 444,629,424. Total year-end number of shares: In 2004: 418,553,072. In 2003: 418,553,072. In 2002: 418,553,072. In 2001: 418 553 072. In 2000:426,145,072.

Note 44 Supplementary information

Skanska AB, Swedish corporate identification number 556000-4615, is the Parent Company of the Skanska Group. The company has its registered office in Malmö and is a limited company as provided by Swedish legislation. Its headquarters is located in Solna, Stockholm County.

Address:
Skanska AB
SE-169 83 SOLNA
Sweden
Tel: +46-8-504 350 00
Fax: +46-8-755 71 26
www.skanska.com

For questions concerning financial information, please contact:
Skanska AB, Investor Relations, SE-169 83 SOLNA, Sweden
Tel: +46-8-753 88 00
Fax: +46-8-755 12 56
E-mail: investor.relations@skanska.se

Proposed allocation of earnings

The Board of Directors and the President of Skanska AB propose that the profit for 2004, SEK 1,780,564,465, plus the retained earnings of SEK 5,067,937,475 brought forward from the preceding year, totaling SEK 6,848,501,940, be allocated as follows:

A dividend to the shareholders of SEK 4.00 per share	SEK 1,674,212,288
To be carried forward	SEK 5,174,289,652
Total	SEK 6,848,501,940

Stockholm, February 15, 2005

Sverker Martin-Löf

Ulrika Francke

Roger Flanagan

Sören Gyll

Finn Johnsson

Jane F. Garvey

Arne Mårtensson

Anders Nyrén

Folmer Knudsen

Gunnar Larsson

Nils-Erik Pettersson

Stuart Graham
President

Auditors' Report

To the Annual Meeting of Shareholders in Skanska AB (publ.), Swedish corporate identity number 556000-4615

We have examined the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Skanska AB (publ) for the year 2004. These accounts and the administration of the Company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability, if any, to the Company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and thereby provide a true and fair view of the Company's and the Group's results of operations and financial position in accordance with generally accepted auditing principles in Sweden. The statutory Report of the Directors is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual Meeting of Shareholders that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 25, 2005

Bernhard Öhrn
Authorized Public Accountant

Caj Nackstad
Authorized Public Accountant

Board of Directors


Sverker Martin-Löf


Roger Flanagan


Ulrika Francke


Jane F. Garvey


Stuart E. Graham


Sören Gyll


Inge Johansson


Peter Johansson


Finn Johnsson


Folmer Knudsen


Ann-Christin Kutzner


Gunnar Larsson


Arne Mårtensson


Anders Nyrén


Nils-Erik Pettersson

Sverker Martin-Löf
Stockholm, born 1943.
Chairman.
Elected 2001.
Other directorships: SCA (Chairman), SSAB (Chairman), Industrivärden (Vice Chairman), Telefonaktiebolaget LM Ericsson, Svenska Handelsbanken, Confederation of Swedish Enterprise.
Holdings in Skanska: 8,000 B shares.

Roger Flanagan
Henley-On-Thames, Oxon, England, born 1944. Elected 1998.
Professor at University of Reading, United Kingdom, Chalmers University of Technology, Sweden and University of Cape Town, South Africa.
Other directorships: Halcrow Group.
Holdings in Skanska: 2,000 B shares.

Ulrika Francke
Stockholm, born 1956. Elected 2003.
President of SBC AB, Sveriges *BostadsrättsCentrum. Other director-*ships: Föreningssparbanken (Vice Chairman), Econova, Tyréns, Brandkontoret.
Holdings in Skanska: 1,000 B shares.

Jane F. Garvey
Kennebunkport, Maine, USA, born 1944.Elected 2003.
Executive Vice President, APCO Worldwide.
Holdings in Skanska: 0 shares.

Stuart E. Graham
Stockholm, born 1946.
President and CEO.
Elected 2003.
Holdings in Skanska: 75,000 B shares.

Sören Gyll
Saltsjö-Duvnäs, born 1940.
Elected 1997.
Other directorships: SKF, SCA, Medicover Holding S.A.. Member, Royal Swedish Academy of Engineering Sciences.
Holdings in Skanska: 4,952 B shares.

Inge Johansson
Huddinge, born 1951.
Swedish Building Workers' Union.
Appointed 1999.
Concrete worker.
Deputy Board member.
Holdings in Skanska: 150 B shares.

Peter Johansson
Sjövik, born 1970,
Swedish Industrial Union.
Appointed 2002.
Supervisor. Deputy Board member.
Holdings in Skanska: 120 B shares.

Finn Johnsson
Gothenburg, born 1946.
Elected 1998.
President of Mölnlycke Health Care.
Other directorships: Thomas Concrete Group (Chairman), Unomedical A/S (Chairman), Volvo (Chairman), KappAhl (Chairman), Industrivärden.
Holdings in Skanska: 8,000 B shares.

Folmer Knudsen
Eslöv, born 1942.
Swedish Building Workers' Union.
Appointed 1992. Wood worker.
Holdings in Skanska: 1,000 B shares.

Ann-Christin Kutzner
Malmö, born 1947.
Swedish Union of Clerical and Technical Employees in Industry (SIF). Appointed 2004.
Human Resources Administrator.
Holdings in Skanska: 144 B shares.

Gunnar Larsson
Kalix, born 1953.
Union for Service and Communication (SEKO). Appointed 2002.
Asphalt works operator.
Holdings in Skanska: 116 shares.

Arne Mårtensson
Djursholm, born 1951.
Elected 2001.
Other directorships: Svenska Handelsbanken (Chairman), Stockholm School of Economics Advisory *Board (Chairman), Telefonaktiebo-*laget LM Ericsson (Deputy Chairman), Holmen, Industrivärden, Sandvik, Vin & Sprit, Svenska ICC, Swedish Industry and Commerce Stock Exchange Committee, member of Business Council of World Economic Forum.
Holdings in Skanska: 2,200 B shares.

Anders Nyrén
Bromma, born 1954. Elected 2002.
President and CEO of Industrivärden.
Other directorships: Association of Exchange-listed Companies (Chairman), Svenska Handelsbanken (Deputy Chairman), Industrivärden, Sandvik, SCA, SSAB, Ernströmgruppen and SNS.
Holdings in Skanska: 2,000 B shares.

Nils-Erik Pettersson
Hemmingsmark, born 1948.
Swedish Association of Supervisors (LEDARNA). Appointed 1998.
Production manager.
Holdings in Skanska: 9,864 B shares.

Auditors

Caj Nackstad
Stockholm, born 1945.
Authorized Public Accountant.
Auditor for Skanska since 2001.

Bernhard Öhrn
Tyresö, born 1943.
Authorized Public Accountant.
Auditor for Skanska since 1994.

DEPUTY AUDITORS

George Pettersson
Bålsta, born 1964.
Authorized Public Accountant.
Deputy Auditor for Skanska since 1998.

Joakim Thilstedt
Nacka, born 1967.
Authorized Public Accountant.
Deputy Auditor for Skanska since 2001.

Corporate governance

Skanska AB is a listed Swedish stock corporation, governed in accordance with Swedish corporate legislation, Skanska's Articles of Association and the stock exchange listing agreement with Stockholmsbörsen.

At the Shareholders' Meeting, the highest decision-making body, the shareholders of Skanska decide on central issues, such as adopting the income statement and balance sheet, discharging the members of the Board of Directors and the President from liability for the financial year, the dividend to the shareholders and the composition of the Board.

The Annual Shareholders' Meeting was held on March 30, 2004 in Stockholm. At the Meeting, a total of 237 shareholders were present, personally or through proxy, representing about 62 percent of the total voting power in the Company. The Annual Shareholders' Meeting gave the Chairman of the Board a mandate to contact the five largest shareholders, which each appoint a representative, who may not be a member of the Board of Directors, to comprise together with the Chairman a Nomination Committee for the period until the next Annual Shareholders' Meeting, or if needed until a new Nomination Committee has been appointed. In preparation for the 2005 Annual Meeting, the following individuals were appointed: Carl-Olof By, Chairman of the Committee and representing Industrivärden AB; Sverker Martin-Löf, Chairman of the Board, Skanska AB; Jan-Erik Erenius, representing AMF Pension; Curt Källströmer, representing the Svenska Handelsbanken pension funds as well as Svenska Handelsbanken AB; KG Lindvall, representing the Robur mutual funds; and Per Ludvigsson, representing InterIKEA Investments AB.

The Board of Directors makes decisions concerning overall issues about the Parent Company and the Group, such as Group strategy, publication of interim and full-year reports, major construction projects, investments and divestments, appointment of the President and CEO as well as the organizational structure of the Group. The Board has established three special committees: the Audit Committee, the Compensation Committee and the Project Review Committee. These committees have the Board's mandate to make decisions on certain items of business. The committees report regularly to the Board. (Further information on the Board of Directors and its committees is provided in the Report of the Directors, page 30.)

The President and Chief Executive Officer (CEO) is responsible for day-to-day management and oversight of the Group's operations. The CEO, five Executive Vice Presidents and the Senior Vice President, Human Resources, form the Senior Executive Team.

Governing documents

As part of the governance of Group operations, Skanska AB's Board of Directors has established a number of policy documents. In addition, the Senior Executive Team has established more detailed guidelines for the Group. These policies and guidelines are available to all business units on Skanska's internal website and are updated regularly to reflect changes in operations and new requirements. Among the more important governing documents are the Board's Procedural Rules, the Group's financial policy, communications policy and risk management policy and the Code of Conduct. The Board's Procedural Rules state what items of business shall be decided by the Board of Skanska AB, by the CEO/Senior Executive Team or at the business unit level. The threshold levels for decisions stated in the Procedural Rules are further broken down in the business units' own decision-making rules. The business units provide regular, systematic feedback on compliance with the more important governing documents, such as the Code of Conduct, to the Senior Executive Team.

Group staff units and Skanska Financial Services

At Skanska Group headquarters in Solna, during 2004 there were nine Group staff units plus Skanska Financial Services. The Group staff units assist the CEO and the Senior Executive Team on matters concerning Groupwide functions, coordination and controls. In addition, the Group staff units and Skanska Financial Services provide backup to the business units related to such fields as human resource matters, information technology, project financing and risk management. The head of each Group staff unit reports directly to a member of the Senior Executive Team. Effective from January 1, 2005, two new units have been established: Skanska Project Support, a support unit that will assist the Senior Executive Team and the business units with technological expertise in case of large civil construction projects; and Purchasing, a Group staff unit that will coordinate the Group's purchasing.

The business units and their governance

The organizational structure of the Skanska Group is characterized by clear decentralization and a large measure of delegation of authority and responsibility to the business units. Each business unit is headed by a President and has its own staff units and other resources in order to conduct its operations effectively.

Aside from day-to-day operations, there are matters related to the strategic development of the business units as well as matters concerning strategic investments and divestments. These items of business are prepared by the management team at each respective unit and are then submitted to the Senior Executive Team or Skanska AB's Board of Directors for a decision, depending on the size of the item of business. The Boards of Directors of the business units consist of representatives of Skanska AB as well as of the respective business unit's management team. In each business unit, the Chairman of the Board is a member of the Senior Executive Team. Where appropriate, employee representatives are included.

Each business unit follows a structured risk management process (Operational Risk Assessment, ORA). Depending among other things on the size, type and geographic location of projects, a structured risk management report to the proper decision-making level is required before decisions on the projects are made.

Senior Executive Team



Johan Karlström Thomas Alm Petter Eiken

Tor Krusell Stuart E. Graham Hans Biörck Johan Bergman

Stuart E. Graham
President and Chief Executive Officer
Born 1946.
Joined Skanska in 1990.
Holdings in Skanska: 75,000 B shares.

Thomas Alm
Executive Vice President
Born 1949.
Joined Skanska in 1981.
Responsible in the Senior Executive Team for Skanska UK, Skanska Latin America, Skanska International Projects and Skanska BOT.
Holdings in Skanska: 208 B shares.

Johan Bergman
Executive Vice President
Born 1964.
Joined Skanska in 1990.
Responsible in the Senior Executive Team for Skanska Poland, Residential Project Development - Nordic, Project Development Sweden and Project Development Europe.
Holdings in Skanska: 1,000 B shares.

Hans Biörck
Executive Vice President and Chief Financial Officer.
Born 1951.
Joined Skanska in 2001.
Holdings in Skanska: 50,000 B shares.

Petter Eiken
Executive Vice President
Born 1955.
Joined Skanska in 2001.
Responsible in the Senior Executive Team for Skanska Sweden, Skanska Norway, Skanska Denmark and Skanska Finland.
Holdings in Skanska: 0 shares.

Johan Karlström
Executive Vice President
Born 1957.
Joined Skanska in 2001.
Responsible in the Senior Executive Team for Skanska USA Building, Skanska USA Civil, Skanska Czech Republic.
Holdings in Skanska: 40,000 B shares.

Tor Krusell
Senior Vice President Human Resources
Born 1964.
Joined Skanska in 1998.
Holdings in Skanska: 4,000 B shares.

Presidents of business units

Geir Aarstad	Skanska Norway
Zdeněk Burda	Skanska Czech Republic
David Fison	Skanska UK
Jan-Gunnar Glave	Skanska Poland
Juha Hetemäki	Skanska Finland
Simon Hipperson	Skanska BOT
Stig Holmqvist	Skanska International Projects
Johan Karlström, acting	Skanska USA Building
Anders Kupsu	Skanska Project Development Residential Nordic
Claes Larsson	Skanska Project Development Sweden
Salvatore Mancini	Skanska USA Civil
Klaus Steen Mortensen	Skanska Denmark
Mario Piantoni	Skanska Latin America
Mats Williamson	Skanska Sweden
Fredrik Wirdenius	Skanska Project Development Europe

Presidents of support units

Anders Årling	Skanska Financial Services
Lars-Erik Alm	Skanska Project Support

Senior Vice Presidents Group Staff Units

Peter Gimbe	Communications
Anders Herslow	Controlling
Bert-Ove Johansson	Purchasing
Tor Krusell	Human Resources
Anders Lilja	Investor Relations
Einar Lundgren	Legal Affairs
Mats Moberg	Reporting
Staffan Schéle	Corporate Finance
Peter Thompson	Information Technology
Axel Wenblad	Sustainability

Annual Shareholders' Meeting

The Annual Shareholders' Meeting of Skanska AB will be held at 5:00 p.m. on Thursday, April 7, 2005 at the Rival Hotel, Mariatorget 3, Stockholm, Sweden.

Right to participate in the Meeting

To be entitled to participate in the Annual Meeting, shareholders must

- be listed in the print-out of the register of shareholders maintained by VPC AB (the Swedish Central Securities Depository and Clearing Organization) produced on Thursday, March 24, 2005. Shareholders whose shares have been registered in the name of a trustee must have temporarily re-registered their shares in their own name with VPC to be entitled to participate in the Meeting. Such registration should be requested well in advance of March 24, 2005 from the bank or brokerage house holding the shares in trust.
- notify Skanska no later than 12 noon, Friday, April 1, 2005 of their intention to participate in the Meeting.

Notification

Shareholders wishing to participate in the Meeting may send notification either to
Skanska AB, Legal Affairs
SE-169 83 Solna, Sweden
Telephone: +46 8 753 88 14, between 10 a.m. and 4 p.m. CET
Fax: +46 8 753 37 52
E-mail: bolagsstamma@skanska.se
or via Skanska's website: www.skanska.se

This notification must state the shareholder's name, national registration or corporate ID number, address and telephone number.

If participation is authorized by proxy, this must be sent to the Company before the Meeting. Shareholders who have duly notified the Company of their participation will receive an admittance card, which should be brought and shown at the Meeting venue.

Dividend

For 2004, the Board of Directors proposes a dividend of SEK 4.00 per share to the shareholders. The Board proposes April 12, 2005 as the record date to qualify for the dividend. Provided that the Meeting approves this proposal, the dividend is expected to be mailed by VPC on April 15, 2005.

More information about Skanska

Worldwide


Outperforming
Raising the bar for record-breaking performance

The Skanska Group publishes the magazine Worldwide, containing features and news items from the Group's operations around the world. The magazine appears in English four times per year. A subscription is free of charge and can be ordered at the following address:
Skanska Worldwide
c/o Strömberg Distribution
SE-120 88 Stockholm, Sweden
Telephone +46 8 449 88 00
Fax +46 449 88 10
E-mail: worldwide@strd.se



Sustainability Report 2004

Skanska has also published a Sustainability Report for 2004. Available both in English and Swedish, it describes Skanska from three perspectives: economics, social responsibility and the environment. It is available for downloading from Skanska's website (www.skanska.com) and may also be ordered by e-mail at investor.relations@skanska.se

Commercial Project Development 2004



Further information about Skanska's commercial project development and its property portfolio can be found in "Commercial Project Development 2004." This publication can be downloaded from www.skanska.com (click "Investor Relations," "Financial Reporting" followed by "Property List.") and can also be ordered in hard copy from Skanska AB, Investor Relations.

The Hub


thehub
PERSONALIZE YOUR SKANSKA NEWS · HERE AND NOW

The Hub is a news service that offers personalized news about Skanska, its competitors and its industry. It provides brief, fast news items, often linked to additional information on the Internet. You can subscribe to receive them via e-mail, mobile phone (SMS) or fax. They are available in English and Swedish. You can subscribe via The Hub's website:
www.skanska.com/thehub
E-mail: thehub@skanska.com

Financial information

The Skanska Group's interim reports for 2005 will be published on the following dates:

Three Month Report	April 28, 2005
Six Month Report	July 28, 2005
Nine Month Report	November 3, 2005
Year-end Report	February 16, 2006

Only the Annual Report will be printed and distributed. The other reports will be available on Skanska's website, www.skanska.com and may also be ordered from Skanska AB, Investor Relations.

In case of questions about financial information, please contact:
Skanska AB, Investor Relations
SE-169 83 Solna, Sweden
Tel: +46 8 753 88 00
Fax: +46 8 730 41 69
E-mail: investor.relations@skanska.se

More information about the Skanska Group is available at:
www.skanska.com

Abbreviations and definitions

Abbreviations

BOT – Build Own/Operate Transfer (Privately financed infrastructure projects)

FM – Facilities management (Services related to the technical operation of properties and workplaces)

GDP – Gross domestic product

ORA – Operational Risk Assessment (Skanska's risk management model)

PFI – Private Finance Initiative (Privately financed infrastructure projects)

PPP – Public Private Partnership (Privately financed infrastructure projects)

SET – Senior Executive Team (Skanska's corporate management team)

SFS – Skanska Financial Services

Definitions

Average capital employed	Calculated on the basis of five measuring points: half of capital employed on January 1 plus capital employed at the end of the first, second and third quarters plus half of capital employed at year-end, divided by four.
Capital employed in business streams, markets and business/reporting units	Total assets less tax claims and deposits in Skanska's treasury unit minus non-interest-bearing provisions and liabilities less provisions for taxes and tax liabilities.
Consolidated capital employed	Total assets minus non-interest-bearing provisions and liabilities.
Consolidated operating cash flow	In the consolidated operating cash flow statement, which includes taxes paid, investments are reported both in cash flow from business operations and in cash flow from strategic investments (see also Note 34).
Consolidated return on capital employed	Operating income and financial revenues, as a percentage of average capital employed.
Debt/equity ratio	Interest-bearing net debt/net cash position divided by visible shareholders' equity including minority interests.
Earnings per share	Net profit for the year divided by the average number of shares.
Equity/assets ratio	Visible shareholders' equity including minority interests as a percentage of total assets.
Equity per share	Visible shareholders' equity divided by the number of shares.
Interest-bearing net debt/net cash position	Interest-bearing liabilities including pension liabilities minus liquid assets and interest-bearing receivables.
Interest cover	Operating income and financial revenues plus depreciation/amortization, divided by net interest items.
Operating cash flow	Cash flow from operations before taxes and before financing operations (see also Note 34).
Operating net on properties	Rental revenues and interest subsidies minus operating, maintenance and administrative expenses as well as real estate tax. Site leasehold rent is included in operating expenses.
Return on capital employed in business streams, markets and business/reporting units	Operating income and financial revenues less interest revenues from Skanska's treasury unit and other financial expenses as a percentage of average capital employed.
Return on equity	Net profit for the year as a percentage of average visible shareholders' equity.
Yield on properties	Operating net as defined above, divided by year-end book value.

Addresses

Skanska AB
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 753 88 00
Fax: +46 8 755 12 56

Skanska Sweden
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 755 63 17
Cusomter service from inside Sweden:
020-30 30 40
www.skanska.se

Skanska Norway
Postbox 1175 Sentrum
NO-0107 Oslo
Norway
Street address: St Olavs Gate 25
Tel: +47 22 03 06 00
Fax: +47 22 20 88 30
www.skanska.no

Skanska Denmark
Baltorpvej 158
DK-2750 Ballerup
Denmark
Tel: +45 44 77 99 99
Fax: +45 44 77 98 99
www.skanska.dk

Skanska Oy
P.O.Box 114
FI-00101 Helsingfors
Finland
Street address: Paciuksenkatu 25
Tel: +358 9 6152 21
Fax: +358 9 6152 2271
www.skanska.fi

Skanska Poland
Gen. J. Zajaczka 9
PL-01-518 Warsawa
Polen
Tel: +48 22 561 3000
Fax: +48 22 561 3001
www.skanska.pl
Skanska CZ
Kubánské námesti 1391/11
CZ-100 05 Prag 10
Czech Republic
Tel: +420 2 67 310 848
Fax: +420 2 67 310 644
www.skanska.cz

Skanska UK
Maple Cross House
Denham Way, Maple Cross
Rickmansworth
Hertfordshire WD3 9SW
United Kingdom
Tel: +44 1923 776 666
Fax: +44 1923 423 900
www.skanska.co.uk

Skanska USA Building
1633 Littleton Road
Parsippany, NJ 07054
U.S.A.
Tel: +1 973 394 9100
Fax: +1 973 334 6408
www.skanskausa.com

Skanska USA Civil
16-16 Whitestone Expressway
Whitestone, NY 11357
U.S.A.
Tel: +1 718 767 2600
Fax: +1 718 767 2663
www.usacivil.skanska.com

Skanska Latin America
Av. Pte. Roque S. Peña 555-8 Piso
(C1035AAA) Buenos Aires
Argentina
Tel: +54 11 4341 7000
Fax: +54 11 4341 7503
www.skanska.com.ar

Skanska International
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 753 48 42
www.civil.skanska.com

Skanska Project Development Sweden
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 504 361 99
www.skanska.se/fastigheter

Skanska Project Development Europe
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 504 361 99
www.skanska.com/property

Skanska BOT
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 755 13 96
www.bot.skanska.com

Skanska Financial Services
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 753 18 52

For other addresses:

www.skanska.com

Production: Skanska Investor Relations in collaboration with Addira and Sustain.
Translated by Victor Kayfetz, SCAN EDIT, Oakland, CA.
Printed by Arkpressen, Västerås, Sweden, 2005.

SKANSKA